As filed with the Securities and Exchange Commission on February 12, 2004

Registration Number 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

WMC FINANCE CO.

(Exact name of registrant as specified in its charter)

Delaware	6719	95-4652008
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

6320 Canoga Avenue

Woodland Hills, California 91367

(818) 592-4200

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

George Eshaghian

Executive Vice President, General Counsel and Secretary

WMC Finance Co.

6320 Canoga Avenue

Woodland Hills, California 91367

(818) 592-2626

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard A. Boehmer, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, California 90071-2899

Telephone: (213) 430-6000

Fax: (213) 430-6407

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Registered Note (1)	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee (1)

11¾% Senior Notes due 2008	$200,000,000	$1,000	$200,000,000	$25,340

(1)	The registration fee has been calculated pursuant to Rule 457 under the Securities Act of 1933, as amended. The Proposed Maximum Aggregate Offering Price is estimated solely for purpose of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the “Securities Act”), or until the registration statement shall become effective on such date as the Securities and Exchange Commission (the “SEC”), acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not complete the exchange offer and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.

Subject to completion, dated February 12, 2004

PROSPECTUS

WMC FINANCE CO.

Offer to Exchange

$200,000,000 Aggregate Principal Amount of 11¾% Senior Notes due 2008

that have been registered under the Securities Act of 1933, as amended,

for any and all outstanding

$200,000,000 Aggregate Principal Amount of 11¾% Senior Notes due 2008

(CUSIP Nos. 97750X AA 3 and U97112 AA 1)

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $200,000,000 aggregate principal amount of our registered 11¾% Senior Notes due 2008, which we refer to as the exchange notes, for a like principal amount of our outstanding 11¾% Senior Notes due 2008, which we refer to as the old notes. We refer to the old notes and the exchange notes collectively as the notes. The terms of the exchange notes are identical to the terms of the old notes in all material respects, except for the elimination of some transfer restrictions, registration rights and liquidated damages provisions relating to the old notes.

We will accept for exchange any and all old notes validly tendered and not withdrawn prior to 5:00 pm., New York City time, on                                 , 2004 unless extended. We will not receive any proceeds from the exchange offer.

We have not applied, and do not intend to apply, for listing the notes on any national securities exchange or automated quotation system.

You should carefully review the Risk Factors beginning on page 10 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                                 , 2004.

Each broker-dealer that receives the exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal delivered with this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the Expiration Date (as defined herein), we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the exchange securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Until             , 2004, all dealers that effect transactions in the exchange notes, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

You should read the entire prospectus, including “Risk Factors” and our financial statements and related notes, before making an investment decision. In this prospectus, “WMC Finance” refers to WMC Finance Co. on an unconsolidated basis, “WMC Mortgage Corp.” refers to WMC Mortgage Corp., a California corporation and a wholly owned subsidiary of WMC Finance, and “we,” “us” and “our” refer to WMC Finance and its subsidiaries on a consolidated basis, unless the context otherwise requires.

Our Business

We are a leading nationwide mortgage company that originates and sells residential mortgage loans on a wholesale basis in the alternative mortgage market. Our business model utilizes a proprietary, technology-based process that provides superior service to our mortgage-broker customer base and positions us with what we believe is one of the lowest cost structures in our industry. Our technology-based business platform allows us, on a real-time basis, to structure our products to meet the needs of both our customers and the secondary market, enabling us to commit to sell loans before they are funded. We have a variable cost structure that creates a highly scalable process, which allows us to generate significant free cash flow and be among the industry leaders in origination volumes per employee. For the twelve months ended September 30, 2003, we originated $6.9 billion in new loans and generated total revenues, EBITDA and net income of $208.0 million, $112.4 million and $67.2 million, respectively. For a reconciliation of net income to EBITDA, see footnote (2) under “—Summary Consolidated Financial and Other Data.”

Our business focuses on the alternative mortgage market, a large and growing sector that we believe represents one of the most attractive opportunities in the residential mortgage market. The alternative mortgage market is composed of Alt-A and sub-prime lending. For the nine months ended September 30, 2003, approximately 75% of our business was comprised of Alt-A mortgages, with the remainder being sub-prime loans. We define Alt-A mortgages as mortgages eligible for sale to Fannie Mae or Freddie Mac based upon credit scoring criteria but ineligible for these agencies due to other factors, such as inconsistent income sources, higher debt-to-income ratios or higher loan-to-value ratios. The weighted average Fair, Isaac & Company, or FICO, score of our Alt-A mortgages for the nine months ended September 30, 2003 was 667. The Alt-A market has historically been more stable than the prime market, as it is generally comprised of home purchases and cash-out refinancings, which are less sensitive to interest rate fluctuations than rate/term refinancings. Over 90% of our mortgages for the nine months ended September 30, 2003 were used for new-home purchases or cash-out refinancings.

Our proprietary technology platform has enabled us to create what we believe is one of the most efficient business models in the industry. All of our loans are submitted, processed, underwritten and closed on a wholesale basis through our technology-based business process. WMCDirect, our Internet portal, is available to over 10,000 registered mortgage brokers. We target the top 25% of these brokers, allowing us to focus on those customers that we believe are the best long-term partners and value creators for the company. Loan submissions to us for the first six months of 2003 were approved on average in a few minutes and funded on average within 20 days, compared to what we believe to be an industry average of more than 26 days. Our automated underwriting also helps us maintain compliance with national and local regulatory laws and lending guidelines, thereby avoiding predatory lending practices. Our sales force has established strong relationships with many of the leading alternative-mortgage-loan brokers throughout the country. We sell all loans on a 100% cash basis in the secondary market primarily through committed forward whole loan sales. All loans are serviced by third-party providers and are sold on a limited-recourse basis.

Our Strengths

High free cash flow.    Our low-cost, technology-based business model allows us to generate high operating margins, which, combined with our minimal capital expenditure requirements, allow us to generate significant free cash flow. In addition, we sell all of our loans on a 100% cash basis in the secondary market primarily through committed forward whole loan sales, allowing us to realize all of our gains-on-sales as cash gains. For the twelve months ended September 30, 2003, we generated EBITDA of $112.4 million and made capital expenditures of only $7.6 million.

Flexible, low-cost operating structure.    Our business process, combined with our proprietary technology and a corporate culture of prudent expense management, has resulted in what we believe is one of the lowest cost structures in the alternative mortgage industry. Approximately two-thirds of our costs vary depending on the level of loan production and approximately 80% of our costs can be adjusted in the short term to respond to market fluctuations. This allows us to maintain high profit margins with market volume fluctuations. We have designed our technological systems such that they are highly scalable and can handle future growth of up to two times the current business volume with limited additional investment. Additionally, given the high-variable-cost nature of our cost structure, our cost to originate loans is only marginally impacted by any potential downturn in volume.

Attractive alternative mortgage market fundamentals.    We operate in the alternative mortgage market. This market services the large and growing segment of the population for which prime mortgages are unsuitable. We estimate the alternative mortgage market to be approximately $300 billion in 2003, or about 10% of the overall residential mortgage market. The alternative mortgage market grew significantly from $33 billion in 1994 to $220 billion in 2002, or a 27% compounded annual growth rate. In addition to attractive dynamics, the alternative mortgage market has historically been more stable than the prime mortgage market. We estimate that new home purchases, the most stable portion of the residential mortgage market, accounted for only 31% of the total mortgage market, compared to 47% for us, for the nine months ended September 30, 2003. Furthermore, approximately 90% of our originations are used for new home purchases or cash-out refinancings, which are less sensitive to interest rate fluctuations than rate/term refinancings.

Fully integrated sales and operations structure.    We have created an origination process in which our operations and sales personnel work in a team-based structure that allows us to provide strong customer service and maximize loan volumes. We have three regional divisions and 16 fully integrated teams of business development representatives, or BDRs, supported by business development associates and operations personnel. This structured system provides each BDR with significant operating leverage. As a result, we believe our BDRs are among the most productive in the industry, with volumes per BDR of approximately $9 million per month for the three months ended September 30, 2003. The structure also provides our customers with multiple points of contact and allows us to better control the customer relationship.

Superior customer service.    Our leading proprietary technology platform has enabled us to provide superior service to our core network of approximately 2,800 brokers. We believe our technology platform offers brokers the fastest funding times in the alternative mortgage market. We can approve a loan submitted through the Internet within minutes and fund that loan on average within 20 days. This service response provides our brokers the ability to process more loans in a shorter period of time and thereby increase their business. Through WMCDirect, our brokers can access up-to-the-minute information on their pipeline and obtain status updates on individual loans. We continue to develop new technology tools to further improve service to our brokers and leverage our platform.

Our Strategy

Continue to refine our business model to remain a low-cost provider and improve efficiencies.    We continue to refine our business model to remain a low-cost provider of alternative mortgages. Our focus remains on providing our brokers with superior customer service while continuing to improve workflow efficiencies to further reduce our cost structure.

Disciplined geographic expansion.    Approximately 60% of our mortgages for the twelve months ended September 30, 2003 were originated in California. We are in the process of implementing a disciplined, phased-approach, geographic expansion strategy to increase our originations in other parts of the country. In August 2003, we opened a new processing office in Dallas, Texas to facilitate our geographic expansion in the Central and Southern regions of the country. In September 2003, we originated and processed $105 million of loans from our Dallas office in our Central and Southern regions, up from $59 million in the prior month. In 2004, we plan to continue our geographic expansion with the opening of additional local production offices in the Northeast and Northwest regions of the country. These processing offices will provide local sales support and an operations base to drive additional volumes outside California with limited incremental capital requirements.

Expand national accounts program.    In 2002, we initiated a national accounts program to originate production through a new production channel. The national accounts program creates a partnership between us and regional banks or other loan originators that do not have the ability to process and underwrite alternative mortgage loans. We develop private-label websites that allow the national accounts to submit loans directly into our automated underwriting platform. In addition, we provide onsite processing support personnel to facilitate the highest customer service. During the nine months ended September 30, 2003, we generated $711.5 million in loans under this program.

Increasing customer penetration.    We continue to focus on increasing business from our core brokers. We have introduced and are in the process of introducing new technology and process enhancements that we believe will lead to brokers continuing to increase the number of loans they put through our systems. We have increased the average monthly number of loans funded per broker (of brokers who funded at least one loan during the period) from 2.1 loans during the first quarter of 2001 to 5.8 loans during the third quarter of 2003.

Our Formation and Ownership

We were formed in 1954 as Pacific Western Mortgage Company. In 1969, we were acquired by Weyerhauser Company and in 1997, affiliates of Apollo Management, LP purchased us from Weyerhauser. WMC Finance is a Delaware corporation. Our principal executive offices are located at 6320 Canoga Avenue, Woodland Hills, California 91367, and our telephone number is (818) 592-4200. WMC Finance is a holding company with no significant assets or operations other than investments in our subsidiaries. We are owned principally by Chatham Street Holdings, LLC, an affiliate of Apollo Management, LP. We refer to Chatham Street Holdings and Apollo collectively as “Apollo” throughout this prospectus. As of September 30, 2003, Apollo owned approximately 98.9% of our Class A common stock, no shares of our Class B common stock, 93.9% of our Series C preferred stock, and all of our outstanding Series D and Series E preferred stock.

The Exchange Offer

Background of the Old Notes	On December 16, 2003, we issued $200,000,000 aggregate principal amount of our 11¾% Senior Notes due 2008, or the old notes, to Credit Suisse First Boston LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as the initial purchasers, in a transaction exempt from the registration requirements of the Securities Act. The initial purchasers then sold the old notes to qualified institutional buyers in reliance on Rule 144A under the Securities Act. Because the old notes have been sold in reliance on exemptions from registration, the old notes are subject to transfer restrictions. In connection with the issuance of the old notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to deliver to you this prospectus and to use our commercially reasonable efforts to complete the exchange offer or to file and cause to become effective a registration statement covering the resale of the old notes.

The Exchange Offer	We are offering to issue up to $200,000,000 aggregate principal amount of 11¾% Senior Notes due 2008, or the exchange notes, in exchange for an identical aggregate principal amount of old notes. Old notes may be exchanged only in $1,000 increments. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes have been registered under the Securities Act. Because we have registered the exchange notes, the exchange notes will not be subject to transfer restrictions and will not be entitled additional interest if the exchange offer is completed before 40 days after the date on which this prospectus is declared effective by the SEC, provided that the prospectus is declared effective by the SEC on or before July 13, 2004. We will issue and deliver the exchange notes as promptly as practicable after the expiration of the exchange offer.

Resale of Exchange Notes	Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

• you, or the person or entity receiving the exchange notes, acquires the exchange notes in the ordinary course of business;

• neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

• neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes; and

• neither you nor any such person or entity is an “affiliate” of WMC Finance Co., as that term is defined in Rule 405 under the Securities Act.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for old notes acquired by the broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the exchange notes issued in the exchange offer. See “Plan of Distribution.”

We have not submitted a no-action letter to the SEC and there can be no assurance that the SEC would make a similar determination with respect to this exchange offer. If you do not meet the conditions described above, you may incur liability under the Securities Act if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act. We do not assume or indemnify you against that liability.

Expiration Date	5:00 p.m., New York City time, on , 2004 (the “Expiration Date”), unless, in our sole discretion, we extend the exchange offer.

Withdrawal Rights	You may withdraw old notes at any time before 5:00 p.m., New York City time, on the Expiration Date. See “The Exchange Offer—Withdrawal Rights.”

Conditions to the Exchange Offer	The exchange offer is subject to certain customary conditions, including our determination that the exchange offer does not violate any law, statute, rule, regulation or interpretation by the staff of the SEC or any other government agency or court of competent jurisdiction, some of which may be waived by us. See “The Exchange Offer—Conditions to the Exchange Offer.”

Consequences of Failure to Exchange	Old notes that are not tendered, or that are tendered but not accepted, will be subject to their existing transfer restrictions. We will have no further obligation, except under limited circumstances, to provide for registration under the Securities Act of the old notes. See “The Exchange Offer—Purpose and Effect.”

Material U.S. Federal Income Tax Consequences

The exchange of old notes for exchange notes by tendering holders should not be a taxable exchange for federal income tax purposes, and such holders should not recognize any taxable gain or loss or any interest income for federal income tax purposes as a result of such exchange. See “United States Federal Income Tax Considerations.”

Exchange Agent	JPMorgan Chase Bank is serving as exchange agent in connection with the exchange offer.

The Exchange Notes

Issuer	WMC Finance Co.

Securities Offered	$200 million aggregate principal amount of 11 3/4% Senior Notes due 2008 (the “notes”).

Maturity Date	December 15, 2008.

Interest	The notes will bear interest at the rate of 11 3/4% per year, payable semi-annually in arrears on June 15 and December 15 of each year, commencing on June 15, 2004.

Ranking	The notes are unsecured senior obligations of WMC Finance. Accordingly, they will rank:

•      equally with all of WMC Finance’s existing and future senior indebtedness; and

•      senior to any of WMC Finance’s future indebtedness that expressly provides that it is subordinated to the notes; and

•      effectively junior to all of WMC Finance’s future secured indebtedness to the extent of the value of the security for that indebtedness.

As of December 31, 2003, WMC Finance had $476.2 million of senior indebtedness outstanding, including the notes and the guarantee of one of our warehouse facilities, and no secured or subordinated indebtedness outstanding.

The notes will be effectively subordinated to all indebtedness and other liabilities of our subsidiaries, none of which are guaranteeing the notes. As of December 31, 2003, the indebtedness and liabilities of our subsidiaries totaled approximately $1,168.3 million, which includes $1,067.4 million outstanding under our warehouse and repurchase facilities. See “Description of the Exchange Notes—Ranking.”

Optional Redemption	On or after December 15, 2006, we may redeem some or all of the notes at any time at the redemption prices set forth in this prospectus, plus accrued and unpaid interest, if any, to the date of redemption.

In addition, prior to December 15, 2006, we may redeem up to 40% of the aggregate principal amount of the notes with the net proceeds of an initial public offering at the redemption price set forth in this prospectus. See “Description of the Exchange Notes—Optional Redemption.”

Following the consummation of an initial public offering, our ability to make restricted payments will be suspended until such time as we have redeemed 25% of the aggregate principal amount of the notes.

Change of Control	If we experience a change of control, we will be required to make an offer to repurchase the notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase.

Certain Covenants	The indenture governing the notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•      incur or guarantee additional indebtedness;

•      pay dividends or distributions on, or redeem or repurchase, capital stock;

•      repurchase subordinated indebtedness;

•      enter into sale/leaseback transactions;

•      incur restrictions on the ability of our subsidiaries to pay dividends or make other payments to us;

•      make investments;

•      issue or sell capital stock of restricted subsidiaries;

•      engage in transactions with affiliates;

•      incur liens;

•      transfer or sell assets; and

•      consolidate, merge or transfer all or substantially all of our assets.

These limitations will be subject to a number of important qualifications and exceptions. See “Description of the Exchange Notes—Certain Covenants” for more details.

Use of Proceeds	We will not receive any proceeds upon the completion of the exchange offer.

Risk Factors

This investment involves risks. Before you invest in the notes, you should carefully consider the matters set forth under the heading “Risk Factors” and all other information contained in this prospectus.

Summary Consolidated Financial and Other Data

The following table sets forth our summary historical consolidated financial and other data for the three fiscal years ended December 31, 2002, for the nine months ended September 30, 2002 and as of and for the nine months ended September 30, 2003. The summary historical consolidated financial data for the three fiscal years ended December 31, 2002 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of September 30, 2003 and for each of the nine month periods ended September 30, 2002 and 2003 were derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, include all adjustments considered necessary for a fair presentation of our financial condition and results of operations for such periods. The following table also includes unaudited historical and pro forma financial data for the twelve months ended September 30, 2003. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003. This summary financial data should be read in conjunction with, and is qualified in its entirety by reference to, “Selected Historical Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,			Nine Months Ended September 30,		Twelve Months Ended September 30, 2003
	2000	2001	2002	2002	2003
	(dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:
Net gain on sale of loans	$11,096	$26,609	$114,254	$86,208	$131,986	$160,032
Interest income	8,695	11,591	38,083	26,233	41,136	52,986
Net income (loss) on residual interests in loan securitizations	(3,428)	8,080	(8,108)	(8,562)	(2,048)	(1,594)
Loan servicing income (expense)(1)	3,606	400	(2,353)	(1,480)	(2,735)	(3,608)
Other income	4,535	—	2,207	2,088	394	513

Total revenues	24,504	46,680	144,083	104,487	168,733	208,329
Expenses:
Salaries, wages and benefits	18,244	19,773	46,291	34,202	52,673	64,762
General and administrative expenses	13,897	13,703	9,004	5,513	10,477	13,968
Warehouse and residual interest expense	14,226	11,187	15,236	10,612	13,925	18,549
Depreciation and amortization	1,167	999	1,900	1,484	1,493	1,909
Restructuring costs	14,032	761	(321)	4	(162)	(487)

Total expenses	61,566	46,423	72,110	51,815	78,406	98,701

Income (loss) before income taxes	(37,062)	257	71,973	52,672	90,327	109,628
Income tax (benefit) expense	1,170	22	(26,120)	(31,006)	37,557	42,443

Net income	$(38,232)	$235	$98,093	$83,678	$52,770	$67,185

Other Financial Data:
EBITDA(2)	$(29,253)	$5,478	$75,464	$55,417	$92,327	$112,374
EBITDA margin(3)	—	11.7%	52.4%	53.0%	54.7%	53.9%
Capital expenditures (fixed assets and capitalized software)	$2,660	$3,191	$5,442	$2,992	$5,111	$7,562

Pro Forma Data:
Pro forma interest expense(4)						23,500
Ratio of EBITDA to pro forma interest expense						4.8x
Ratio of pro forma long-term debt (at end of period) to EBITDA(5)						1.8x

Other Data(6):
Loan originations (in millions)	N/A	$1,269	$4,162	$2,779	$5,477	$6,860
Weighted average gross loan sale price (in basis points)(7)	N/A	363	476	479	443	449
Average number of employees	N/A	220	442	405	667	639
Monthly loan originations per employee (in thousands)	N/A	$481	$785	$762	$912	$895

(footnotes begin on following page)

	As of September 30, 2003
	Actual	As Adjusted(8)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents(9)	$68,538	$103,738
Total assets	1,310,967	1,342,487
Total long-term debt	7,480	200,000
Total debt (includes warehouse financing)	1,083,593	1,276,113
Total stockholders’ equity (deficit)	107,479	(68,891)

(1)	Commencing in March 2000, we outsourced our servicing to a third party subservicer.
(2)	We define EBITDA as net income (loss) plus interest expense on long-term debt, depreciation and amortization (including write-down of goodwill) and income taxes. We believe EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry, as the calculation of EBITDA eliminates the effects of long-term financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by accounting principles generally accepted in the United States, or GAAP. Investors should also note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies.

The table below reconciles net income (loss), calculated and presented in accordance with GAAP, to EBITDA for the periods presented above:

	Year Ended December 31,			Nine Months Ended September 30,		Twelve Months Ended September 30, 2003
	2000	2001	2002	2002	2003
	(in thousands)
Net income (loss)	$(38,232)	$235	$98,093	$83,678	$52,770	$67,185
Residual interest expense	6,642	4,222	1,591	1,261	507	837
Depreciation and amortization	1,167	999	1,900	1,484	1,493	1,909
Income tax expense (benefit)	1,170	22	(26,120)	(31,006)	37,557	42,443

EBITDA	$(29,253)	$5,478	$75,464	$55,417	$92,327	$112,374

(3)	EBITDA margin means EBITDA divided by total revenues.
(4)	Represents interest expense on long-term debt after giving effect to the issuance of the old notes in December 2003 and the repayment in November 2003 of the approximately $7.5 million balance outstanding under our residual financing, in each case as if they had occurred on October 1, 2002.
(5)	Pro forma long-term debt represents total long-term debt after giving effect to the issuance of the old notes in December 2003 and the repayment in November 2003 of approximately $7.5 million of long-term debt. We repaid the debt with approximately $3.8 million of cash on hand and another approximately $3.7 million of cash released from restrictions under the related financing agreement. EBITDA represents EBITDA for the twelve months ended September 30, 2003.
(6)	Other data for the year ended December 31, 2000 are not presented because we do not believe they are comparable to the data for years after 2000. Prior to March 2000, we securitized our loans, which resulted in the recognition of some non-cash gains on sale. In March 2000, we completed the reorganization of our business and restructured our operations. As part of that reorganization, we discontinued the securitization of our loans and now sell all of our loans through 100% cash sales. The restructuring also included closing 29 retail production offices, consolidating six regional wholesale processing centers, centralizing all operations into our Woodland Hills, California headquarters and reducing staff levels from over 900 to approximately 180. Furthermore, in an effort to focus on our core wholesale origination strength, we outsourced all of our existing servicing operations to a third party subservicer.
(7)	Represents cash received on the sale of loans divided by total sales volume. Excludes repurchased loans in the period repurchased, which are reserved for and not included in net gain on sale of loans during that period.
(8)	Gives effect to the issuance of the old notes in December 2003 and the application of the net proceeds to pay a dividend of approximately $154 million to our stockholders, make a contribution of approximately $26 million to fund our new December 2003 Bonus Plan and use the remaining approximately $13 million for general corporate purposes, as well as to the repayment in November 2003 of approximately $7.5 million of long-term debt and the amendments to the terms of our preferred stock in December 2003, in each case as if they had occurred on September 30, 2003. We repaid the debt with approximately $3.8 million of cash on hand and another approximately $3.7 million of cash released from restrictions under the related financing agreement.
(9)	At September 30, 2003, we used approximately $34.6 million of cash to fund loans rather than borrow under our available warehouse facilities.

RISK FACTORS

This investment involves risks. Before you invest in the exchange notes, you should carefully consider the following risk factors and all the other information contained in this prospectus.

Risks Related to the Exchange Notes, the Exchange Offer and Our Indebtedness

If you do not properly tender your old notes, your ability to transfer those old notes will be adversely affected.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent, together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes, and you should carefully follow the instructions on how to tender your old notes. See “The Exchange Offer—Procedures for Tendering.” Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you may continue to hold old notes that are subject to the existing transfer restrictions. In addition, if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes. If you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes. After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be less old notes outstanding. In addition, if a large amount of old notes are not tendered or are tendered improperly, the limited amount of exchange notes that would be issued and outstanding after we consummate the exchange offer could lower the market price of the exchange notes.

If you do not exchange your old notes, your old notes will continue to be subject to the existing transfer restrictions and you may be unable to sell your old notes.

We did not register the old notes under the Securities Act, nor do we intend to do so following the exchange offer. Old notes that are not tendered will therefore continue to be subject to the existing transfer restrictions and may be transferred only in limited circumstances under the securities laws. If you do not exchange your old notes, you will lose your right to have your old notes registered under the federal securities laws, except in limited circumstances. As a result, you will not be able to offer or sell old notes except in reliance on an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Because we anticipate that most holders of old notes will elect to exchange their old notes, we expect that the liquidity of the market for any old notes remaining after the completion of the exchange offer may be substantially limited. Any old notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the old notes outstanding. Following the exchange offer, if you did not tender your old notes you generally will not have any further registration rights. Accordingly, the liquidity of the market for any old notes could be adversely affected and you may be unable to sell them.

Our substantial indebtedness may limit our cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations under the notes.

We have substantial debt service obligations. As of December 31, 2003, we had approximately $1.4 billion of total indebtedness outstanding, which includes approximately $1.1 billion outstanding under warehouse facilities.

Our substantial indebtedness could have important consequences, including the following:

•	our debt could limit our ability to obtain additional financing in the future for loan warehousing, working capital, capital expenditures, acquisitions and other general corporate purposes;

•	a significant portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, which will reduce the funds available to us for our operations;

•	some of our debt is, and will continue to be, at variable rates of interest, which may result in higher interest expense in the event of increases in interest rates;

•	our debt could limit our flexibility in planning for, or reacting to, changes in our business;

•	our debt may potentially place us at a competitive disadvantage to the extent we are more highly leveraged than some of our competitors; and

•	our debt may make us more vulnerable to a further downturn in the economy or a downturn in our business.

To service our indebtedness, we will require a significant amount of cash, and if we are unable to meet our debt obligations through cash flow generated by our operations, we may need to pursue alternative strategies.

Our ability to make payments on indebtedness, including the exchange notes, and to refinance indebtedness when necessary will depend on our financial and operating performance, each of which is subject to prevailing economic conditions and to financial, business, legislative and regulatory factors and other factors beyond our control.

We cannot assure you that our business will generate cash flow from operations, or that future borrowings will be available to us, in an amount sufficient to enable us to pay our debt or to fund other liquidity needs. If we are unable to pay our debts, we will be required to pursue one or more alternative strategies, such as selling assets, refinancing or restructuring our indebtedness or selling additional debt or equity securities. We cannot assure you that we will be able to refinance any of our debt or sell additional debt or equity securities or our assets on favorable terms, if at all. If we are unable to generate sufficient cash flow, refinance our debt on favorable terms or sell additional debt or equity securities or our assets, it could have a material adverse effect on our financial condition and on our ability to make payments on the notes.

We and our subsidiaries may incur additional debt in the future, which debt could further exacerbate the risks described above.

We and our subsidiaries may incur additional debt in the future. The terms of the indenture governing the notes allow us to incur additional debt under certain specified circumstances, and the indebtedness incurred in compliance with the indenture could be substantial. Specifically, the indenture permits us to incur substantial indebtedness under our warehouse facilities. Furthermore, the indenture does not prevent us from incurring obligations that do not constitute indebtedness, as defined in the indenture. If new debt is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

We are a holding company and depend on distributions from our subsidiaries to satisfy our obligations under the notes, and our subsidiaries are subject to contractual restrictions that limit or, under certain circumstances, prevent our subsidiaries from paying distributions to us.

As a holding company, our subsidiaries conduct all of our operations and own substantially all of our consolidated assets. Consequently, our principal source of cash to pay our obligations, including our obligations under the notes, is the cash that our subsidiaries generate from their operations. We cannot assure you that our subsidiaries will be able to, or be permitted to, make distributions to enable us to make payments in respect of our indebtedness. Each of our subsidiaries is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries.

We finance mortgage loans initially under one of five different secured warehouse facilities. We repay the related borrowings under the warehouse facilities upon sale of the loans. As of December 31, 2003, we had approximately $2.1 billion in warehouse facilities, of which approximately 81% is committed. The agreements governing these warehouse facilities contain covenants that prevent our principal operating subsidiary, WMC Mortgage Corp., from making any dividends or distributions to us following the occurrence and during the continuation of an event of default under the applicable warehouse agreement. Because we are a holding company and are dependent on our subsidiaries for cash, an event of default under the warehousing agreements could prevent us from obtaining the cash needed to meet our payment obligations under the notes.

In addition, the agreements governing our warehouse facilities contain certain financial covenants applicable to WMC Mortgage Corp., including, among other things, maintenance of minimum tangible net worth, maintenance of minimum liquidity and cash balances and maintenance of maximum leverage ratios. See “Description of Other Indebtedness—Warehouse and Repurchase Facilities.” In order to maintain compliance with these covenants, WMC Mortgage Corp. will be required to retain assets and net income that might otherwise be available for dividends to WMC Finance Co. Therefore, compliance with these covenants will effectively limit WMC Mortgage Corp.’s ability to pay dividends to WMC Finance Co. to service our obligations under the notes. As of September 30, 2003, after giving effect to the issuance of the senior notes in October 2003 and the application of the use of net proceeds as described under “Capitalization” and a recent amendment to one of our warehouse facilities, WMC Mortgage Corp. would have been able to distribute approximately $34.3 million to WMC Finance and remain in compliance with these covenants.

While the indenture governing the notes limits the ability of our subsidiaries to incur restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to certain qualifications and exceptions, including exceptions for the existing restrictions described above and certain future restrictions. See “Description of the Exchange Notes—Certain Covenants—Limitations on Restrictions on Distributions from Restricted Subsidiaries.” In addition, notwithstanding the fact that some or, under certain circumstances, all of the net income of our subsidiaries may be unavailable to service the notes pursuant to the covenants described above or similar covenants in the existing or future indebtedness of our subsidiaries, such net income will generally be included in the calculation of “consolidated net income” for purposes of determining our permitted restricted payments and debt incurrence capacity under the indenture for the notes. See “Description of the Exchange Notes—Certain Covenants.” In the event that we do not receive distributions from our subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the notes.

The notes are not guaranteed by our subsidiaries and are structurally subordinated to the indebtedness and other liabilities of our subsidiaries, including our warehouse facilities.

We are the sole obligor under the notes. Our subsidiaries do not guarantee the notes and have no legal obligation to make payments on the notes or make funds available for those payments, whether by dividends, loans or other payments. The notes, therefore, are structurally subordinated to the indebtedness and other liabilities of our subsidiaries, including our warehouse facilities and any preferred stock of our subsidiaries. Accordingly, there might only be a limited amount of assets available to satisfy your claims as a holder of the notes upon an acceleration of the maturity of the notes.

In the event of a bankruptcy, liquidation, reorganization or similar proceeding with respect to us or any of our subsidiaries, the assets of our subsidiaries will be available to us only after all outstanding liabilities of the subsidiaries have been paid in full. As of December 31, 2003, our subsidiaries had approximately $1,168.3 million of indebtedness and liabilities outstanding, which includes $100.9 million of accounts payable and other liabilities.

Our warehouse facilities contain covenants that restrict our operations.

Our warehouse facilities contain restrictions and covenants that, among other things, require us to satisfy specified financial, asset quality and loan performance tests. If we fail to meet or satisfy any of these covenants, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under such agreements and restrict our ability to make additional borrowings. These agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default.

The covenants and restrictions in our warehouse facilities may restrict our ability to, among other things:

•	incur additional debt;

•	make certain investments or acquisitions;

•	repurchase or redeem capital stock;

•	engage in mergers or consolidations or other events constituting a change in control;

•	finance loans with certain attributes;

•	reduce liquidity below certain levels; and

•	hold loans for longer than established time periods.

These restrictions may interfere with our ability to obtain financing or to engage in other business activities, which may significantly harm our business, financial condition, liquidity and results of operations. See “Description of Other Indebtedness—Warehouse and Repurchase Facilities.”

The restrictive covenants in the indenture may affect our ability to operate our business successfully.

The indenture governing the notes contains various provisions that limit our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends or distributions on, or redeem or repurchase, capital stock;

•	make investments and other restricted payments;

•	issue or sell capital stock of restricted subsidiaries;

•	grant liens;

•	transfer or sell assets;

•	consolidate, merge or transfer all or substantially all of our assets; and

•	enter into transactions with affiliates.

If we fail to comply with the restrictive covenants contained in the indenture, it would be an event of default. See “Description of the Exchange Notes—Certain Covenants.”

You cannot be sure that an active trading market will develop for the exchange notes.

There is no existing trading market for the exchange notes. We do not intend to list the old notes or the exchange notes on any national securities exchange or to seek the admission of the notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the initial purchasers of the old notes have informed us that they intend to make a market in the exchange notes, the initial purchasers have no obligation to do so and may discontinue their market-making at any time without notice. In addition, market-making activity will be subject to the limits imposed by the Securities Act and the Exchange Act, and may be limited during the exchange offer and the pendency of any shelf registration statement. Although the old notes are eligible for trading in The PORTALSM Market, there can be no assurance as to the development or liquidity of any market for the old notes or the exchange notes, the ability of the holders of the old notes or the exchange notes to sell their old notes or the exchange notes or the price at which the holders would be able to sell their old notes or the exchange notes.

The liquidity of any trading market for the exchange notes will depend upon the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. As a result, you cannot be sure that an active trading market will develop for the exchange notes.

We may be unable to raise the funds necessary to finance the change of control offer required by the indenture.

Upon the occurrence of specific kinds of change of control events, each holder of outstanding notes will have the right to require us to repurchase any or all of their notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest. The occurrence of certain events constituting a change of control under the indenture would result in an event of default under our warehouse agreements and may cause the acceleration of our warehouse facilities, in which case we will be required to repay the warehouse facilities before we will be able to purchase any of the notes. In addition, our warehouse agreements do not allow our primary operating subsidiary, WMC Mortgage Corp., to pay dividends to us if an event of default has occurred. Therefore, even if our warehouse indebtedness was not accelerated as a result of a change of control, we may be unable to receive distributions from our subsidiaries to finance a change of control repurchase. In addition, our preferred stock contains provisions that would allow the holders to require us to repurchase the preferred stock upon the occurrence of certain events constituting a change of control under the terms of the preferred stock. We cannot assure you that we would be able to repay amounts outstanding under the warehouse facilities or obtain necessary consents under the facilities to purchase the notes. Any requirement to offer to purchase any outstanding notes may result in our having to refinance our outstanding indebtedness, which we may not be able to do. In addition, even if we were able to refinance this indebtedness, the financing may be on terms unfavorable to us. If we fail to repurchase the notes tendered for purchase upon the occurrence of a change of control, the failure will be an event of default under the indenture governing the notes. In addition, the change of control covenant does not cover all corporate reorganizations, mergers or similar transactions and may not provide you with protection in a highly leveraged transaction.

Risks Related to Our Business

An economic slowdown or a recession could hurt our operations, particularly if it results in a decline in the real estate market.

The risks associated with our business are more acute during periods of economic slowdown or recession because these periods may be accompanied by decreased demand for consumer credit and declining real estate values. Declining real estate values reduce the ability of borrowers to use home equity to support borrowings because they negatively affect loan-to-value ratios of the home equity collateral. In addition, the actual rates of delinquencies, foreclosures and losses on these loans could be higher during economic slowdowns. Any sustained period of increased delinquencies, foreclosures or losses could adversely affect our ability to sell loans, the prices we receive for our loans, or the value of our residual interests in securitizations, which could have a material adverse effect on our results of operations, financial condition and business prospects.

Our earnings may decrease because of increases in interest rates.

Our profitability is directly affected by changes in interest rates. The following are some of the risks we face related to an increase in interest rates:

•	A substantial and sustained increase in interest rates could adversely affect our loan origination volume because refinancing an existing loan would be less attractive and qualifying for a purchase loan may be more difficult.

•	During periods of rising interest rates, the value and profitability of our loans may be negatively affected from the date of origination or purchase until the date we sell the loans.

•	An increase in interest rates would increase our costs of financing loan originations.

Any such increases in interest rates could have a material adverse effect on our results of operations, financial condition and business prospects.

Apollo indirectly owns approximately 90% of our outstanding capital stock, and there may be situations in which the interests of Apollo and the interests of the holders of the notes will not be aligned.

Apollo indirectly owns approximately 90% of our outstanding capital stock. As a result, Apollo is able to:

•	elect all of our directors and, as a result, control matters requiring board approval;

•	control matters submitted to a stockholder vote, including mergers, acquisitions and consolidations with third parties and the sale of all or substantially all of our assets; and

•	otherwise control or influence our business direction and policies.

As a result, circumstances may arise in which the interests of Apollo could be in conflict with your interests as a holder of the notes. In addition, Apollo may have interests in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance their equity investment, even though the transactions might involve risks to the holders of the exchange notes.

Our inability to realize cash proceeds from loan sales in excess of the loan acquisition cost could adversely affect our financial position.

The net cash proceeds received from loan sales consist of the premiums we receive on sales of loans in excess of the outstanding principal balance, minus the discounts on loans that we have to sell for less than the outstanding principal balance. The proceeds we receive on loan sales are dependent on demand for consumer credit. Economic slowdowns or recessions may be accompanied by decreased real estate values and an increased rate of delinquencies, defaults and foreclosures. Potential purchasers might reduce the premiums they pay for the loans during these periods to compensate for any increased risks. Any sustained decline in demand for loans or increase in delinquencies, defaults or foreclosures is likely to significantly harm the pricing of our future loans sales such that it falls below our costs to originate loans. If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition and business prospects could be materially adversely affected.

If we begin to securitize our loans or use other forms of forward financing, we could be subject to additional risks.

We currently sell all of our loans on a 100% cash basis in the secondary market primarily through committed forward whole loan sales, which allows us to realize all of our gains-on-sales as cash gains. From 1997 to 2000, we sold a portion of our loans through securitizations. If we begin to securitize our loans again or use other forms of loan sales strategy or financing, we could be subject to additional risks, such as:

•	the timing of the receipt of revenues;

•	the risks of the asset-backed market;

•	market interest rate requirements;

•	the reduction in the book value of any residual assets retained as a result of future fair value analyses; and

•	the potential for tax/book timing differences that could result in tax payments in advance of the receipt of revenues.

We cannot assure you that we will continue to sell all of our loans through 100% cash-committed forward whole loan sales.

If we are unable to maintain adequate financing sources, our earnings and financial position will suffer and jeopardize our ability to continue operations.

We require substantial cash to support our operating activities and growth plans. Our primary sources of cash are our warehouse facilities and the proceeds from the sales of our loans. As of December 31, 2003, we had short-term warehouse facilities providing us with approximately $2.1 billion, of which approximately $1.7 billion is committed, to fund loan originations and purchases pending the sale of such loans. If we cannot maintain or replace these facilities on comparable terms and conditions, we may incur substantially higher interest expense that would reduce our profitability. In addition, our future growth may be limited by our inability to procure additional warehouse facilities in the future.

During volatile times in the capital markets, access to warehouse financing has been severely constricted. If we are unable to maintain adequate financing or other sources of capital are not available, we would be forced to suspend or curtail our operations, which would have a material adverse effect on our results of operations, financial condition and business prospects.

Our warehouse financing is subject to margin calls based on the lender’s opinion of the value of our loan collateral. An unanticipated large margin call could adversely affect our liquidity.

The amount of financing we receive under our warehouse financing agreements depends in large part on the lender’s valuation of the mortgage loans that secure the financings. Each such credit facility provides the lender the right, under certain circumstances, to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowings. Any such margin call could have a material adverse effect on our results of operations, financial condition and business prospects.

If we are unable to maintain and expand our network of independent brokers, our loan origination business will decrease.

A significant majority of our originations of mortgage loans comes from independent brokers. Our brokers are not contractually obligated to do business with us. Further, our competitors also have relationships with our brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker networks, the failure of which could significantly harm our business, financial condition, liquidity and results of operations.

New legislation could restrict our ability to make mortgage loans, which could adversely impact our earnings.

Several states and cities are considering or have passed laws, regulations or ordinances aimed at curbing predatory lending practices. The federal government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing federal Home Ownership and Equity Protection Act thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such loans. However, many of these laws and rules extend beyond curbing predatory lending practices to restricting commonly accepted lending activities, including some of our activities. For example, some of these laws and rules prohibit any form of prepayment charge or severely restrict a borrower’s ability to finance the points and fees charged in connection with his or her loan. In addition, some of these laws and regulations provide for extensive assignee liability for warehouse lenders, whole loan buyers and securitization trusts. Because of enhanced risk and for reputational reasons, many whole loan buyers elect not to purchase any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Accordingly, these laws and rules could severely constrict the secondary market for a significant portion of our loan production. This would effectively preclude us from continuing to originate loans that fit within the newly defined thresholds. For example, after the October 1, 2002 effective date of the Georgia Fair Lending Act, our lenders and secondary market buyers refused to finance or purchase our Georgia loans. As a result, we were forced to cease providing mortgages in Georgia until the law’s amendment a few months later. We currently do not originate loans in three states and two cities because of restrictive laws and the legal environment. Moreover, some of our competitors who are national banks or federally chartered thrifts may not be subject to these laws and may as a consequence be able to capture market share from us and other lenders. Passage of such laws could increase compliance costs, lower fee income and lower origination volume, all of which would have a material adverse effect on our results of operations, financial condition and business prospects.

We can no longer rely on the Alternative Mortgage Transactions Parity Act to preempt certain state law restrictions on prepayment penalties, which could adversely impact our earnings.

The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early payoff. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on the loans we originate.

Certain state laws restrict or prohibit prepayment penalties on mortgage loans, and we have relied on the federal Alternative Mortgage Transactions Parity Act (the “Parity Act”) and related rules issued in the past by the Office of Thrift Supervision (the “OTS”) to preempt state limitations on prepayment penalties. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption that federally chartered depository institutions enjoy. However, in September 2002, the OTS released a new rule that will reduce the scope of the Parity Act preemption and, as a result, we will no longer be able to rely on the Parity Act to preempt state restrictions on prepayment penalties. The new rule went into effect on July 1, 2003. The elimination of this federal preemption requires us to comply with state restrictions on prepayment penalties. These restrictions prohibit us from charging any prepayment penalty in seven states and restrict the amount or duration of prepayment penalties that we may impose in the remainder of the states. This may place us at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions. Such institutions will be able to charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rate and loan fee structures that are more attractive than the interest rate and loan fee structures that we are able to offer.

Our business could be harmed if courts rule that the OTS exceeded its statutory authority in adopting regulations in 1996 that allowed lenders like us to rely on the Parity Act to preempt state restrictions on prepayment penalties for adjustable-rate mortgages.

A recent New Jersey state appellate court departed from prior decisions in other jurisdictions to hold that the OTS did not have the authority to adopt regulations in 1996 that allowed state housing creditors like us to rely on the Parity Act to preempt state limitations on prepayment penalties with respect to adjustable-rate mortgages. If that decision is not reversed on appeal, and if courts in other jurisdictions reach similar conclusions, we and other lenders could face litigation regarding the enforceability of prepayment penalties on our outstanding adjustable-rate loans and regarding charges that were imposed on our customers who paid prepayment penalties at the time they refinanced their adjustable-rate loans. We could also face contractual claims from our loan buyers and securitization trusts stemming from representations we made regarding the enforceability of our prepayment penalties. Such litigation and claims could have a material adverse effect on our business, financial condition and results of operations.

The scope of our operations exposes us to risks of noncompliance with an increasing and inconsistent body of complex laws and regulations at the federal, state and local levels.

Because we are licensed to originate mortgage loans, or exempt from licensing, in 50 states, we must comply with the laws and regulations, as well as judicial and administrative decisions, for all of these jurisdictions, as well as an extensive body of federal law and regulations. The volume of new or modified laws and regulations has increased in recent years, and, in addition, individual cities and counties have begun to enact laws that restrict sub-prime loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, inconsistent with each other. As our operations continue to grow, it may be more difficult to comprehensively identify, accurately interpret and properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations, thereby potentially increasing our exposure to the risks of noncompliance with these laws and regulations.

Our failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of approved status;

•	loss of our lien on the property;

•	demands for indemnification or loan repurchases from purchasers of our loans;

•	class action lawsuits; or

•	administrative enforcement actions.

Any of these results could have a material adverse effect on our results of operations, financial condition and business prospects.

If warehouse lenders face exposure stemming from legal violations committed by the companies to whom they provide financing services, this could increase our borrowing costs and negatively affect the market for whole loans.

In June 2003, a California jury found a warehouse lender and securitization underwriter liable in part for fraud on consumers committed by a lender to whom it provided financing and underwriting services. The jury found that the investment bank was aware of the fraud and substantially assisted the lender in perpetrating the fraud by providing financing and underwriting services that allowed the lender to continue to operate, and held it liable for 10% of the plaintiff’s damages. A similar action was recently filed against the same investment bank by the Florida Attorney General. If other courts or regulators adopt this theory, investment banks may face increased litigation as they are named as defendants in lawsuits and regulatory actions against the mortgage companies with which they do business. Some investment banks may exit the business, charge more for warehouse lending and reduce the prices they pay for whole loans in order to build in the costs of this potential litigation. This could, in turn, have a negative effect on our results of operations, financial condition and business prospects.

An interruption or reduction in the securitization and whole loan markets would hurt our financial position.

We are dependent on the securitization market for the sale of our loans because many of our whole loan buyers purchase our loans with the intent to securitize. The securitization market is dependent upon a number of factors, including general economic conditions, conditions in the securities market generally and conditions in the asset-backed securities market specifically. Accordingly, a decline in the securitization market or a change in the market’s demand for our loans could have a material adverse effect on our results of operations, financial condition and business prospects.

We face intense competition that could adversely affect our market share and our revenues.

We face intense competition from finance and mortgage banking companies and from other Internet-based lending companies. In addition, certain government-sponsored entities, such as Fannie Mae and Freddie Mac, are also expanding their participation in the non-prime mortgage industry. These government-sponsored entities have a size and cost-of-funds advantage that allows them to purchase loans with lower rates or fees than we are willing to offer. While the government-sponsored entities presently do not have the legal authority to originate mortgage loans, including non-prime loans, they do have the authority to buy loans. A material expansion of their involvement in the market to purchase non-prime loans could change the dynamics of the industry by virtue of their sheer size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored entities experience significantly higher-than-expected losses, such experience could adversely affect the overall investor perception of the non-prime mortgage industry.

Certain large finance companies and conforming mortgage originators also originate non-prime mortgage loans to customers similar to the borrowers we serve. Competitors with lower costs of capital have a competitive advantage over us. In addition, establishing a wholesale lending operation such as ours requires a relatively small commitment of capital and human resources. This low barrier to entry permits new competitors to enter our markets quickly and compete with our wholesale lending business. Several new wholesale originators have been formed in recent years. If these competitors are able to attract some of our key employees and disrupt our broker relationships, it could have a material adverse effect on our results of operations, financial condition and business prospects.

The intense competition in the non-prime mortgage industry has also led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. Our inability to continue enhancing our current Internet capabilities, or to adapt to other technological changes in the industry, could have a material adverse effect on our results of operations, financial condition and business prospects.

If our servicers fail to adequately service the loans we originate, it could negatively affect our results of operations, financial condition and business.

We outsource the servicing of all the loans we originate. For the loans we originate and hold for sale, we enter into an annual agreement with a third party. If the servicer were to terminate the agreement or refuse or be unable to provide the necessary service, our choices for a new servicer may be limited and we may not be able to identify another servicer at the same cost or at all. With respect to the loans we securitized, we act as master servicer and have contracted with a third party to service those loans as a subservicer. If the subservicer should refuse or be unable to provide the necessary service, we may be required to provide the service or engage another subservicer. If we were unable to engage another subservicer, in addition to providing the servicing of the loans, we may be required to make advances for delinquent payments and other servicing-related costs, which could have a negative effect on our results of operations and financial condition.

Also, poor servicing and collections, for which we are solely reliant on third-party servicers, or a transfer of servicing, could adversely affect the value of our residual interests and our ability to sell or securitize loans, which could have a material adverse effect on our results of operations, financial condition and business prospects.

The loans we originate generally have higher delinquency and default rates than prime loans, which could result in losses on loans that we are required to repurchase.

The mortgage loans we originate generally have higher delinquency and default rates than prime mortgage loans. Delinquency interrupts the flow of projected interest income from a mortgage loan, and default can ultimately lead to a loss if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. Also, our cost of financing and servicing a delinquent or defaulted loan is generally higher than for a performing loan. We bear the risk of delinquency and default on loans beginning when we originate them. In whole loan sales our risk of delinquency typically only extends to the first payment, but when we securitize we continue to bear some exposure to delinquencies and losses through our residual interests and the loans underlying our on-balance sheet securitization transactions. We will need to establish allowances based on our anticipated delinquencies and losses. We also re-acquire the risks of delinquency and default for loans that we are obligated to repurchase. We attempt to manage these risks with risk-based loan pricing and appropriate underwriting policies and loan collection methods. However, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing and appropriate loss reserves, our business, financial condition, liquidity and results of operations could be harmed.

A material difference between the assumptions used in the determination of the value of our residual interests and our actual experience could negatively affect our financial position.

As of December 31, 2003, the value on our balance sheet of our residual interests from securitization transactions was $39.1 million. The value of these residuals is a function of the delinquency, loss, prepayment speed and discount rate assumptions we use.

It is extremely difficult to validate the assumptions we use in valuing our residual interests. In the future, if our actual experience differs materially from the assumptions, future cash flows and earnings could be negatively affected.

We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees.

When we originate mortgage loans, we rely heavily upon information supplied by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, the mortgage broker, another third party or one of our employees, we generally bear the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsaleable or subject to repurchase if it is sold prior to detection of the misrepresentation, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses we have suffered from them.

We have controls and processes designed to help us identify misrepresented information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented information in our loan originations.

We may be subject to fines or other penalties based upon the conduct of our independent brokers.

The mortgage brokers from which we obtain loans have parallel and separate legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose such assignee liability. Recently, for example, a sub-prime mortgage lender entered into a settlement agreement and paid monetary relief when federal and state government entities charged that a broker that had placed practically all of its loan production with that lender acted as the “agent” of the lender and, therefore, the lender was legally responsible for the mortgage broker’s deceptive and illegal practices. The United States Justice Department in the past has sought to hold a sub-prime mortgage lender responsible for the pricing practices of its mortgage brokers, alleging that the mortgage lender was directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lender neither dictated what the mortgage broker could charge nor kept the money for its own account. Accordingly, we may be subject to fines or other penalties based upon the conduct of our independent mortgage brokers.

Our business is dependent upon conditions in California, where we conduct a significant amount of our business.

In 2002, approximately 56% of the mortgage loans we originated were secured by property in California. In the first nine months of 2003, approximately 60% of the mortgage loans we originated were secured by property in California. An overall decline in the economy or the residential real estate market, or the occurrence of a natural disaster, such as an earthquake or wildfires, or a major terrorist attack in California could adversely affect the value of the mortgaged properties in California and increase the risk of delinquency, foreclosure, bankruptcy, or loss on mortgage loans in our portfolio. This would negatively affect our ability to originate and sell mortgage loans, which could have a material adverse effect on our business, financial condition and results of operations. In addition, California has been the focal point for class action and “private attorney general” litigation against sub-prime mortgage lenders over the past two years. The litigation typically has been brought under the California Unfair Competition Law, a statute creating liability for “unfair” business practices even if those practices are not otherwise unlawful.

Our operations are dependent on our ability to protect our automated underwriting system and data centers against damage.

Our operations are dependent on our ability to protect our computer equipment and the information stored in our data centers against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, natural disasters and other similar events. We have taken precautions to protect ourselves and our customers from events that could interrupt delivery of our transaction processing services. These precautions include, among others, backup power equipment, fire protection and physical security systems and a fire extinguishing system. Even with these precautions, we cannot assure you that a fire or other natural disaster would not result in a prolonged disruption of our automated underwriting system or permanently impair some of our operations. A prolonged service disruption or other impairment of operations could damage our reputation with customers, expose us to liability, cause us to lose existing customers or increase our difficulty in attracting new ones. We may also incur significant costs for using alternative off-site equipment.

The success and growth of our business will depend upon our ability to adapt to and implement technological changes.

Our mortgage loan origination business is currently dependent upon our ability to effectively interface with our brokers, borrowers and other third parties and to efficiently process loan applications and closings. The origination process is becoming more dependent upon technological advancement, such as our continued ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer-expected conveniences that are cost-efficient to our process. Maintaining and improving this new technology and becoming proficient with it may also require significant capital expenditures. As these requirements increase in the future, we will have to fully develop these technological capabilities to remain competitive and any failure to do so could have a material adverse effect on our results of operations, financial condition and business prospects.

The inability to attract and retain qualified employees could significantly harm our business.

We depend on our business development representatives, or BDRs, to attract alternative mortgage loan brokers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. We believe that these relationships lead to repeat and referral business. The market for skilled executive officers and BDRs is highly competitive and historically has experienced a high rate of turnover. In addition, if a BDR leaves us, there is a risk that other members of his or her team will also leave us. Competition for qualified account executives and loan officers may lead to increased hiring and retention costs. If we are unable to attract or retain a sufficient number of skilled account executives at manageable costs, we will be unable to continue to originate quality mortgage loans that we are able to sell for a profit, which would have a material adverse effect on our results of operations, financial condition and business prospects.

We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties, which could adversely impact our earnings.

When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. Our whole loan sale agreements require us to repurchase or substitute loans in the event we breach a representation or warranty given to the loan purchaser or make a misrepresentation during the mortgage loan origination process. In addition, we may be required to repurchase loans as a result of borrower fraud or in the event of early payment default on a mortgage loan. The remedies available to a purchaser of mortgage loans are generally broader than those available to us against the originating broker. Further, if a purchaser enforces its remedies against us, we may not be able to enforce the remedies we have against the broker. The repurchased loans typically can only be financed at a steep discount to their repurchase price, if at all. They are also typically sold at a significant discount to the unpaid principal balance. Significant repurchase activity could negatively affect our cash flow and results of operations.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on assumptions that we have made in light of our experience in the industry in which we operate, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (some of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial condition or results of operations and cause actual results to differ materially from those in the forward-looking statements. These factors include, among other things, those discussed under the caption “Risk Factors” in this prospectus.

Because of these factors, we caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

USE OF PROCEEDS

The exchange offer satisfies an obligation under the registration rights agreement. We will not receive any cash proceeds from the exchange offer.

THE EXCHANGE OFFER

Purpose and Effect

On December 11, 2003, we entered into a registration rights agreement with the initial purchasers of the old notes, which requires us to file a registration statement under the Securities Act with respect to the old notes and, upon the effectiveness of the registration statement, offer to the holders of the old notes the opportunity to exchange their old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. The registration rights agreement further provides that we must use our commercially reasonable efforts to have the registration statement declared effective by the SEC by July 13, 2004 and must use our commercially reasonable efforts to consummate the exchange offer on or prior to 40 days after the date on which the registration statement was declared effective by the SEC.

Except as described below, upon the completion of the exchange offer, our obligations with respect to the registration of the old notes and the exchange notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and this summary of the material provisions of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to the complete registration rights agreement. As a result of the timely filing and the effectiveness of the registration statement, we will not have to pay certain liquidated damages on the old notes provided in the registration rights agreement. Following the completion of the exchange offer, holders of old notes not tendered will not have any further registration rights other than as set forth in the following paragraph and the old notes will continue to be subject to certain restrictions on transfer. Additionally, the liquidity of the market for the old notes could be adversely affected upon consummation of the exchange offer.

After this exchange offer, we will still be required to file a shelf registration statement covering resales of the old notes if:

•	because of any change in law or applicable interpretations of the staff of the SEC, we are not permitted to effect this exchange offer;

•	the exchange offer is not consummated by August 22, 2004;

•	any of the initial purchasers (as defined in the Registration Rights Agreement) of the old notes so requests in writing on or prior to the 60th day after the consummation of this exchange offer with respect to the old notes not eligible to be exchanged in this exchange offer and held by them following consummation of this exchange offer; or

•	any holder of the old notes (other than a broker-dealer who is exchanging old notes acquired for its own account as a result of market making activities or other trading activities) is not eligible to participate in this exchange offer or, in the case of any holder of old notes that participates in this exchange offer (other than a broker-dealer who is exchanging old notes acquired for its own account as a result of market making activities or other trading activities), such holder does not receive freely tradeable exchange notes on the date of the exchange or may not resell the exchange notes acquired by it in this exchange offer to the public without delivering a prospectus, and any holder of old notes so requests in writing on or prior to the 60th day after the consummation of this exchange offer.

If obligated to file the shelf registration statement, we will use our commercially reasonable efforts to file the shelf registration statement with the SEC on or prior to 30 days after the filing obligation arises and to cause the shelf registration statement to be declared effective by the SEC on or prior to the later of (a) 210 days after the issuance of the old notes or (b) 90 days after the obligation arises.

If we fail to comply with any of the above provisions or if the exchange offer registration statement or the shelf registration statement fails to become effective, then, as liquidated damages, commencing on the day after the applicable failure date, we will pay liquidated damages in an amount equal to $.05 per week per $1,000 principal amount of the old notes held by a holder.

The amount of liquidated damages will increase by an additional $.05 per week per $1,000 principal amount of notes with respect to each subsequent 90-day period until all such failures have been cured, up to a maximum amount of liquidated damages of $.20 per week per $1,000 principal amount of old notes.

Transferability of the Exchange Notes

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, exchange notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

•	you, or the person or entity receiving the exchange notes, acquires the exchange notes in the ordinary course of business;

•	neither you nor any such person or entity is engaging in or intends to engage in a distribution of the exchange notes within the meaning of the federal securities laws;

•	neither you nor any such person or entity has an arrangement or understanding with any person or entity to participate in any distribution of the exchange notes; and

•	neither you nor any such person or entity is an “affiliate” of WMC Finance Co., as that term is defined in Rule 405 under the Securities Act.

To participate in the exchange offer, you must represent as the holder of old notes that each of these statements is true.

Any holder of outstanding notes who is our affiliate or who intends to participate in the exchange offer for the purpose of distributing the exchange notes:

•	will not be able to rely on the interpretation of the staff of the SEC set forth in the no-action letters described above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the exchange notes, unless the sale or transfer is made pursuant to an exemptions from those requirements.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where those old notes were acquired by that broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. See “Plan of Distribution.” Broker-dealers who acquired old notes directly from us and not as a result of market making activities or other trading activities may not rely on the staff’s interpretations discussed above or participate in the exchange offer and must comply with the prospectus delivery requirements of the Securities Act in order to sell the old notes.

Following the consummation of the exchange offer, holders of the old notes who were eligible to participate in the exchange offer but who did not tender its old notes will not have any further registration rights and the old notes will continue to be subject to certain restrictions on transfer. Accordingly, the liquidity of the market for the outstanding notes could be adversely affected.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on                     , 2004, or such date and time to which we extend the offer. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. Holders may tender some or all of their old notes pursuant to the exchange offer. However, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The exchange notes will evidence the same debt as the old notes and will be issued under the terms of, and entitled to the benefits of, the indenture relating to the old notes.

This prospectus, together with the letter of transmittal, is being sent to the registered holder and to others believed to have beneficial interests in the old notes. We intend to conduct the exchange offer in accordance with the applicable requirements of the Exchange Act and the rules and regulations of the SEC promulgated under the Exchange Act.

We will be deemed to have accepted validly tendered old notes when we have given oral or written notice thereof to JPMorgan Chase Bank, the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered old notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offer” or otherwise, certificates for any such unaccepted old notes will be returned, without expense, to the tendering holder of those old notes as promptly as practicable after the Expiration Date unless the exchange offer is extended.

Holders who tender old notes in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The Expiration Date shall be 5:00 p.m., New York City time, on                     , 2004 unless we, in our sole discretion, extend the exchange offer, in which case the Expiration Date shall be the latest date and time to which the exchange offer is extended. In order to extend the exchange offer, we will issue a notice of such extension by press release or other public announcement and notify the exchange agent and each registered holder of such extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. We reserve the right, in our sole discretion:

(A) to delay accepting any old notes, to extend the exchange offer or, if any of the conditions set forth under “—Conditions to Exchange Offer” have not been satisfied, to terminate the exchange offer, by giving oral or written notice of that delay, extension or termination to the exchange agent; or

(B) to amend the terms of the exchange offer in any manner.

In the event that we make a fundamental change to the terms of the exchange offer, we will file a post-effective amendment to the registration statement.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to the exchange agent prior to the Expiration Date. In addition:

•	certificates for the old notes must be received by the exchange agent along with the letter of transmittal prior to the Expiration Date;

•	a timely confirmation of a book-entry transfer (a “Book-Entry Confirmation”) of the old notes, if that procedure is available, into the exchange agent’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) following the procedure for book-entry transfer described below, must be received by the exchange agent prior to the Expiration Date; or

•	you must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the letter of transmittal and other required documents must be received by the exchange agent at the address set forth under “—Exchange Agent” prior to the Expiration Date.

Your tender, if not withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date, will constitute an agreement between you and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the Expiration Date. No letter of transmittal or old notes should be sent to us. You may request your broker, dealer, commercial bank, trust company or nominee to effect these transactions for you.

Any beneficial owner whose old notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on the beneficial owner’s behalf. If the beneficial owner wishes to tender on its own behalf, the beneficial owner must, prior to completing and executing the letter of transmittal and delivering the owner’s old notes, either make appropriate arrangements to register ownership of the old notes in the beneficial owner’s name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act unless old notes tendered pursuant thereto are tendered:

(A) by a registered holder who has not completed the box entitled “Special Registration Instruction” or “Special Delivery Instructions” on the letter of transmittal; or

(B) for the account of an eligible guarantor institution.

If signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantee must be by any eligible guarantor institution that is a member of or participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any old notes listed in the letter of transmittal, the old notes must be endorsed or accompanied by a properly completed bond power, signed by the registered holder as that registered holder’s name appears on the old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal unless waived by us.

All questions as to the validity, form, eligibility, including time of receipt, acceptance, and withdrawal of tendered old notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of old notes must be cured within the time that we determine. Although we intend to notify holders of defects or irregularities with respect to tenders of old notes, neither we, the exchange agent, nor any other person will incur any liability for failure to give that notification. Tenders of old notes will not be deemed to have been made until such defects or irregularities have been cured or waived. Any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, as soon as practicable following the Expiration Date, unless the exchange offer is extended.

In addition, we reserve the right in our sole discretion to purchase or make offers for any old notes that remain outstanding after the Expiration Date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions, or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer.

In all cases, issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for those old notes or a timely Book-Entry Confirmation of those old notes into the exchange agent’s account at the Book-Entry Transfer Facility, a properly completed and duly executed letter of transmittal or, with respect to The Depository Trust Company and its participants, electronic instructions in which the tendering holder acknowledges its receipt of and agreement to be bound by the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than the holder desires to exchange, those unaccepted or non-exchanged old notes will be returned without expense to the tendering holder or, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at the Book-Entry Transfer Facility according to the book-entry transfer procedures described below, those nonexchanged old notes will be credited to an account maintained with that Book-Entry Transfer Facility, in each case, as promptly as practicable after the expiration or termination of the exchange offer.

Each broker-dealer that receives exchange notes for its own account in exchange for old notes, where such old notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the old notes at the Book-Entry Transfer Facility for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of old notes being tendered by causing the Book-Entry Transfer Facility to transfer those old notes into the exchange agent’s account at the Book-Entry Transfer Facility in accordance with that Book-Entry Transfer Facility’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at the Book-Entry Transfer Facility, the letter of transmittal or copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the Expiration Date or the guaranteed delivery procedures described below must be complied with.

The Depository Trust Company’s Automated Tender Offer Program (“ATOP”) is the only method of processing exchange offers through The Depository Trust Company. To accept the exchange offer through ATOP, participants in The Depository Trust Company must send electronic instructions to The Depository Trust Company through The Depository Trust Company’s communication system instead of sending a signed, hard copy letter of transmittal. The Depository Trust Company is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to The Depository Trust Company and transmitted by The Depository Trust Company to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the letter of transmittal.

Guaranteed Delivery Procedures

If a registered holder of the old notes desires to tender old notes and the old notes are not immediately available, or time will not permit that holder’s old notes or other required documents to reach the exchange agent prior to 5:00 p.m., New York City time, on the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible guarantor institution;

•	prior to 5:00 p.m., New York City time, on the Expiration Date, the exchange agent receives from that eligible guarantor institution a properly completed and duly executed letter of transmittal or a facsimile of duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us, by telegram, telex, fax transmission, mail or hand delivery, setting forth the name and address of the holder of old notes and the amount of the old notes tendered and stating that the tender is being made by guaranteed delivery and guaranteeing that within three New York Stock Exchange, Inc. (“NYSE”) trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, will be deposited by the eligible guarantor institution with the exchange agent; and

•	the certificates for all physically tendered old notes, in proper form for transfer, or a Book-Entry Confirmation, as the case may be, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

Tenders of old notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

For a withdrawal of a tender of old notes to be effective, a written or, for The Depository Trust Company participants, electronic ATOP transmission notice of withdrawal, must be received by the exchange agent at its address set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the Expiration Date. Any such notice of withdrawal must:

•	specify the name of the person having deposited the old notes to be withdrawn (the “Depositor”);

•	identify the old notes to be withdrawn, including the certificate number or numbers and principal amount of those old notes;

•

be signed by the holder in the same manner as the original signature on the letter of transmittal by which those old notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee register the transfer of those old notes into the name of the person withdrawing the tender; and

•	specify the name in which those old notes are to be registered, if different from that of the Depositor.

All questions as to the validity, form, eligibility and time of receipt of these notices will be determined by us, whose determination will be final and binding on all parties. Any old notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange, but which are not exchanged for any reason, will be returned to the holder of those old notes without cost to that holder as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures under “—Procedures for Tendering” at any time on or prior to the Expiration Date.

Conditions to the Exchange Offer

Notwithstanding any other provision of the exchange offer, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer if at any time before the acceptance of those old notes for exchange or the exchange of the exchange notes for those old notes, we determine that the exchange offer violates applicable law, any applicable interpretation of the staff of the SEC or any order of any governmental agency or court of competent jurisdiction.

The foregoing conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition or may be waived by us in whole or in part at any time and from time to time in our sole discretion. The failure by us at any time to exercise any of the foregoing rights will not be deemed a waiver of any of those rights and each of those rights will be deemed an ongoing right which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for those old notes, if at such time any stop order will be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. In any of those events we are required to use every commercially reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

Effect of Not Tendering

To the extent old notes are tendered and accepted in the exchange offer, the principal amount of old notes will be reduced by the amount so tendered and a holder’s ability to sell untendered old notes could be adversely affected. In addition, after the completion of the exchange offer, the old notes will remain subject to restrictions on transfer. Since the old notes have not been registered under the federal securities laws, they bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. The holders of old notes not tendered will have no further registration rights, except for the limited registration rights described above under the heading “—Purpose and Effect.”

Accordingly, the old notes not tendered may be resold only:

•	to us or our subsidiaries;

•	pursuant to a registration statement which has been declared effective under the Securities Act;

•	for so long as the old notes are eligible for resale pursuant to Rule 144A under the Securities Act, to a person the seller reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A; or

•	pursuant to any other available exemption from the registration requirements of the Securities Act (in which case WMC Finance and the trustee under the indenture for the old notes will have the right to require the delivery of an opinion of counsel, certifications and/or other information satisfactory to WMC Finance and the trustee.

Upon completion of the exchange offer, due to the restrictions on transfer of the old notes and the absence of such restrictions applicable to the exchange notes, it is likely that the market, if any, for old notes will be relatively less liquid than the market for exchange notes. Consequently, holders of old notes who do not participate in the exchange offer could experience significant diminution in the value of their old notes compared to the value of the exchange notes.

Exchange Agent

All executed letters of transmittal should be directed to the exchange agent. JP Morgan Chase Bank has been appointed as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

By Overnight Delivery or Registered or Certified Mail:	By Hand Delivery:	By Facsimile: (Eligible Institutions Only)
JPMorgan Chase Bank ITS Bond Events 2001 Bryan Street, 9th Floor Dallas, TX 75201 Attention: Frank Ivins	JPMorgan Chase Bank ITS Bond Events 2001 Bryan Street, 9th Floor Dallas, TX 75201 Attention: Frank Ivins	(214) 468-6494 Attention: Frank Ivins

For Confirmation by Telephone:

(214) 468-6464

Originals of all documents sent by facsimile should be sent promptly by registered or certified mail, by hand or by overnight delivery service.

Fees And Expenses

We will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail; however, additional solicitations may be made in person or by telephone by our officers and employees. The estimated cash expenses to be incurred in connection with the exchange offer will be paid by us and will include fees and expenses of the exchange agent, accounting, legal, printing and related fees and expenses.

Transfer Taxes

Holders who tender their old notes for exchange will not be obligated to pay any transfer taxes in connection with that tender or exchange, except that holders who instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer tax on those old notes.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the exchange offer. We will amortize the expenses of the exchange offer over the term of the exchange notes under accounting principles generally accepted in the United States.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2003 on (i) an actual basis and (ii) an as adjusted basis to give effect to:

•	the issuance of the old notes and the use of the net proceeds to (a) pay a dividend to our stockholders of approximately $154 million, (b) contribute funds to our December 2003 Bonus Plan of approximately $26 million and (c) use approximately $13 million for general corporate purposes;

•	the repayment of approximately $7.5 million of long-term debt in November 2003; and

•	amendments to our preferred stock in December 2003.

The information in this table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2003
	Actual	As Adjusted
	(in thousands)
Cash and cash equivalents(1)	$68,538	$103,738

Warehouse and repurchase facilities	$1,076,113	$1,076,113

Long-term debt (including current portion):
Residual financing(2)	$7,480	$—
Notes offered hereby	—	200,000

Total long-term debt	7,480	200,000
Total redeemable preferred stock(3)	44,750	67,120
Total stockholders’ equity(3)	107,479	(68,891)

Total capitalization	$159,709	$198,229

(1)	At September 30, 2003, we used approximately $34.6 million of cash to fund loans rather than borrow under our available warehouse facilities. The as adjusted cash and cash equivalents includes the $26 million we contributed to our December 2003 Bonus Plan, of which approximately $13.2 million was paid in December 2003. See “Management—Employee Benefit Plans—December 2003 Bonus Plan.”
(2)	We repaid the remaining outstanding balance under the residual financing in November 2003. We repaid the debt with approximately $3.8 million of cash on hand and another approximately $3.7 million of cash released from restrictions under the related financing agreement.
(3)	We amended the terms of our preferred stock in December 2003. After giving effect to such amendment, our preferred stock will be perpetual, but will be subject to mandatory redemption only upon a change in control of our company at a price equal to the original issue price of such preferred stock, plus all accrued and unpaid dividends thereon, and our Series C preferred stock will be reclassified from stockholders’ equity to redeemable preferred stock. For additional information regarding our preferred stock, see “Certain Relationships and Related Transactions—Amendments to Preferred Stock” and notes (11) and (12) to our consolidated financial statements included elsewhere in this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

The following table presents our selected historical consolidated financial and other information. The historical consolidated financial information as of December 31, 2001 and 2002 and for each of the fiscal years ended December 31, 2000, 2001 and 2002 has been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes included elsewhere in this prospectus. The historical consolidated financial information as of December 31, 1998, 1999 and 2000 and for each of the fiscal years ended December 31, 1998 and 1999 has been derived from our audited consolidated financial statements not included in this prospectus. The selected financial data set forth below as of September 30, 2003 and for each of the nine months ended September 30, 2002 and 2003 have been derived from, and should be read together with, our unaudited consolidated financial information and accompanying notes included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and reflect, in the opinion of management, all adjustments necessary for the fair presentation of the financial condition and the results of operations for such periods. Operating results for the nine months ended September 30, 2003 are not necessarily indicative of the results that may be expected for the year ended December 31, 2003.

The financial data set forth below should be read in conjunction with, and is qualified in its entirety by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(dollars in thousands)
Consolidated Statement of Operations Data:
Revenues:
Net gain on sale of loans	$94,610	$48,746	$11,096	$26,609	$114,254	$86,208	$131,986
Interest income	56,425	24,359	8,695	11,591	38,083	26,233	41,136
Net income (loss) on residual interests in loan securitizations(1)	2,126	(40,820)	(3,428)	8,080	(8,108)	(8,562)	(2,048)
Loan servicing income (expense)(2)	9,211	18,478	3,606	400	(2,353)	(1,480)	(2,735)
Other income	580	1,540	4,535	—	2,207	2,088	394

Total revenues	162,952	52,303	24,504	46,680	144,083	104,487	168,733
Expenses:
Salaries, wages and benefits	63,306	43,573	18,244	19,773	46,291	34,202	52,673
General and administrative expenses	37,201	29,019	13,897	13,703	9,004	5,513	10,477
Warehouse and residual interest expense	43,914	25,157	14,226	11,187	15,236	10,612	13,925
Depreciation and amortization	4,931	3,358	1,167	999	1,900	1,484	1,493
Writedown of goodwill	—	42,657	—	—	—	—	—
Restructuring costs	—	—	14,032	761	(321)	4	(162)

Total expenses	149,352	143,764	61,566	46,423	72,110	51,815	78,406

Income (loss) before income taxes	13,600	(91,461)	(37,062)	257	71,973	52,672	90,327
Income tax expense (benefit)	5,903	3,780	1,170	22	(26,120)	(31,006)	37,557
Loss from discontinued operations, net of tax benefit	(5,564)	—	—	—	—	—	—

Net income (loss)	$2,133	$(95,241)	$(38,232)	$235	$98,093	$83,678	$52,770

Other Financial Data:
EBITDA(3)	$9,777	$(38,667)	$(29,253)	$5,478	$75,464	$55,417	$92,327
EBITDA margin(4)	6.0%	—	—	11.7%	52.4%	53.0%	54.7%
Capital expenditures (fixed assets and capitalized software)	$7,763	$2,141	$2,660	$3,191	$5,443	$2,992	$5,111
Ratio of earnings to fixed charges(5)	1.29	—	—	1.02	5.58	5.82	7.26

Other Data(6):
Loan originations (in millions)	N/A	N/A	N/A	$1,269	$4,162	$2,779	$5,477
Weighted average gross loan sale price (in basis points)(7)	N/A	N/A	N/A	363	476	479	443

	As of December 31,					As of September 30, 2003
	1998	1999	2000	2001	2002
	(dollars in thousands)
Balance Sheet Data:
Cash and cash equivalents(8)	$27,991	$3,001	$5,034	$10,414	$87,130	$68,538
Total assets	517,106	442,950	202,349	338,927	737,165	1,310,967
Total long-term debt	98,249	72,049	71,830	41,730	26,380	7,480
Total debt (includes warehouse financing)	291,552	373,319	139,225	259,804	540,438	1,083,593
Total stockholders’ equity	146,861	51,407	12,061	12,296	110,122	107,479

(1)	In connection with the reorganization of our business and the restructuring of our operations in March 2000, we securitized all of our pipeline loans and outsourced our servicing operations. The residual interests in loan securitizations constitute our retained interest in these securitizations.
(2)	Commencing in March 2000, we outsourced our servicing to a third party subservicer.
(3)	We define EBITDA as net income (loss) plus interest expense on long-term debt, depreciation and amortization (including write-down of goodwill) and income taxes. We believe EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry, as the calculation of EBITDA eliminates the effects of long-term financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. When analyzing our operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that our presentation of EBITDA may not be comparable to similarly titled measures used by other companies.

The table below reconciles net income (loss), calculated and presented in accordance with GAAP, to EBITDA for the periods presented above:

	Year Ended December 31,					Nine Months Ended September 30,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands)
Net income (loss)	$2,133	$(95,241)	$(38,232)	$235	$98,093	$83,678	$52,770
Add:
Residual interest expense	1,023	6,779	6,642	4,222	1,591	1,261	507
Depreciation and amortization	4,931	46,015	1,167	999	1,900	1,484	1,493
Income tax expense (benefit)(9)	1,690	3,780	1,170	22	(26,120)	(31,006)	37,557

EBITDA	$9,777	$(38,667)	$(29,253)	$5,478	$75,464	$55,417	$92,327

(4)	EBITDA margin means EBITDA divided by total revenues.
(5)	For purposes of calculating the ratio of earnings to fixed charges, earnings include income before income taxes plus fixed charges. Fixed charges consist of warehouse and residual interest expense and the interest portion of rent expense. For the years ended December 31, 1999 and 2000, earnings were insufficient to cover fixed charges by $64.2 million and $22.1 million, respectively.
(6)	Other data for each of the years ended December 31, 1998, 1999 and 2000 are not presented because we do not believe they are comparable to the data for years after 2000. Prior to March 2000, we securitized our loans, which resulted in the recognition of some non-cash gains on sale. In March 2000, we completed the reorganization of our business and restructured our operations. As part of that reorganization, we discontinued the securitization of our loans and now sell all of our loans through 100% cash sales. The restructuring also included closing 29 retail production offices, consolidating six regional wholesale processing centers, centralizing all operations into our Woodland Hills, California headquarters and reducing staff levels from over 900 to approximately 180. Furthermore, in an effort to focus on our core wholesale origination strength, we outsourced all of our existing servicing operations to a third party subservicer.
(7)	Represents cash received on the sale of loans divided by total sales volume. Excludes repurchased loans in the period repurchased, which are reserved for and not included in net gain on sale of loans during that period.
(8)	At September 30, 2003, we used approximately $34.6 million of cash to fund loans rather than borrow under our available warehouse facilities.
(9)	Includes income tax benefit of $4.2 million from discontinued operations for the year ended December 31, 1998.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Historical Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. The following discussion and analysis discusses our financial condition and results of our operations on a consolidated basis, unless otherwise indicated.

Overview

We are a leading nationwide mortgage company that originates and sells residential mortgage loans on a wholesale basis in the alternative mortgage market. Our business model utilizes a proprietary, technology-based process that provides superior service to our mortgage-broker customer base and positions us with what we believe is one of the lowest cost structures in our industry. Our technology-based business platform allows us, on a real-time basis, to structure our products to meet the needs of both our customers and the secondary market, enabling us to commit to sell loans before they are funded. We have a variable cost structure that creates a highly scalable process, which allows us to generate significant free cash flow and be among the industry leaders in origination volumes per employee.

Our business focuses on the alternative mortgage market, a large and growing sector that we believe represents one of the most attractive opportunities in the residential mortgage market. The alternative mortgage market is composed of Alt-A and sub-prime lending. For the nine months ended September 30, 2003, approximately 75% of our business was comprised of Alt-A mortgages, with the remainder being sub-prime loans. We define Alt-A mortgages as mortgages eligible for sale to Fannie Mae or Freddie Mac based upon credit scoring criteria but ineligible for these agencies due to other factors, such as inconsistent income sources, higher debt-to-income ratios or higher loan-to-value ratios. The weighted average FICO score of our Alt-A mortgages for the nine months ended September 30, 2003 was 667. The Alt-A market has historically been more stable than the prime market, as it is generally comprised of home purchases and cash-out refinancings, which are less sensitive to interest rate fluctuations than rate/term refinancings. Over 90% of our mortgages for the nine months ended September 30, 2003 were used for new-home purchases or cash-out refinancings.

Our proprietary technology platform has enabled us to create what we believe is one of the most efficient business models in the industry. All of our loans are submitted, processed, underwritten and closed on a wholesale basis through our technology-based business process. WMCDirect, our Internet portal, is available to over 10,000 registered mortgage brokers. We target the top 25% of these brokers, allowing us to focus on those customers that we believe are the best long-term partners and value creators for the company. Loan submissions to us for the first six months of 2003 were approved on average in a few minutes and funded on average within 20 days, compared to what we believe to be an industry average of more than 26 days. Our automated underwriting also helps us maintain compliance with national and local regulatory laws and lending guidelines, thereby avoiding predatory lending practices. Our sales force has established strong relationships with many of the leading alternative-mortgage-loan brokers throughout the country. We sell all loans on a 100% cash basis in the secondary market primarily through committed forward whole loan sales. All loans are serviced by third-party providers and are sold on a limited-recourse basis.

We were formed in 1954 as Pacific Western Mortgage Company. In 1969, we were acquired by Weyerhauser Company and in 1997 affiliates of Apollo Management, LP purchased us from Weyerhauser. We are owned principally by Chatham Street Holdings, LLC, an affiliate of Apollo Management, LP. As of September 30, 2003, Apollo owned approximately 98.9% of our Class A common stock, no shares of our Class B common stock, 93.9% of our Series C preferred stock, and all of our outstanding Series D and Series E preferred stock.

In March 2000, we completed the reorganization of our business and restructured our operations to become a wholesale, technology-based mortgage origination company. The restructuring included closing 29 retail production offices, consolidating six regional wholesale processing centers, centralizing all operations into our Woodland Hills, California headquarters and reducing staffing levels from over 900 to approximately 180. Further, in an effort to focus on our core wholesale origination strength, we securitized all of our warehouse loans and outsourced our existing servicing operations.

As of September 30, 2003, we operated through two regional operating centers in Woodland Hills, California and Dallas, Texas. We originated or purchased $5.5 billion in loans during the nine months ended September 30, 2003. As part of our geographic expansion strategy, we opened the processing center in Dallas in August 2003. During its first two months, we processed approximately $164.0 million in loans through our Dallas office.

Results of Operations

The following table sets forth our results of operations as a percentage of total revenues for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Revenues:
Net gain on sale of loans	45.3%	57.0%	79.3%	82.5%	78.2%
Interest income	35.5	24.8	26.4	25.1	24.4
Net income (loss) on residual interests in loan securitizations	(14.0)	17.3	(5.6)	(8.2)	(1.2)
Loan servicing income (expense)	14.7	0.9	(1.6)	(1.4)	(1.6)
Other income	18.5	—	1.5	2.0	0.2

Total revenues	100.0	100.0	100.0	100.0	100.0

Expenses:
Salaries, wages and benefits	74.5	42.4	32.1	32.7	31.2
General and administrative expenses	56.7	29.4	6.2	5.3	6.2
Warehouse and residual interest expense	58.1	24.0	10.6	10.2	8.3
Depreciation and amortization	4.8	2.1	1.3	1.4	0.9
Restructuring costs	57.2	1.6	(0.2)	0.0	(0.1)

Total expenses	251.3	99.5	50.0	49.6	46.5

Income (loss) before income taxes	(151.3)	0.5	50.0	50.4	53.5
Income tax expense (benefit)	4.7	0.0	(18.1)	(29.7)	22.3

Net income (loss)	(156.0)%	0.5%	68.1%	80.1%	31.2%

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2002

Net Gain on Sale of Loans.    For the nine months ended September 30, 2003, we sold on a whole loan basis $4.9 billion of loans compared with $2.6 billion for the same period one year ago. Our strategy has been to sell all of our loans on a whole loan basis. The gain represents the cash received less any loss provisions taken on sale. The gain on sale was $132.0 million for the nine months ended September 30, 2003 compared to $86.2 million for the nine months ended September 30, 2002. The following table summarizes loan sales for the periods indicated:

	Nine Months Ended September 30,
	2002	2003
	(in millions)
Whole loan sales:
Premium	$2,557	$4,833
Discount	29	76

Total whole loan sales	$2,586	$4,909

Weighted average premium for premium sales	4.87%	4.51%
Weighted average discount for discount sales	(8.10)%	(6.11)%

Premium whole loan sales are sales to investors at prices above par. Conversely, discount sales are sales of loans at prices below par, primarily as a result of documentation defects or the rejection of the loans by a premium whole loan buyer because of certain characteristics, or loans repurchased from investors and subsequently resold.

Our practice is to record at the date of sale a provision for estimated future losses attributable to principal, premium, interest, and other costs of loans repurchased based upon our historical experience. The obligation to repurchase loans is a contractual obligation. The provision can vary from year to year depending primarily on loan performance.

The following represents the components of gain on sales recorded each period:

	Nine Months Ended September 30,
	2002	2003
	(in thousands)
Gain from whole loan sales transactions(1)	$124,396	$216,803
Provision for losses(2)	(13,551)	(27,403)
Non-refundable loan fees, net(3)	8,506	14,751
Premiums paid(4)	(27,698)	(58,771)
Deferred origination costs(5)	(5,445)	(13,394)

Net gain	$86,208	$131,986

(1)	Includes a provision for premium losses of $1.3 million and $2.4 million for the nine months ended September 30, 2002 and 2003, respectively, and recognition of pricing discount on loans of $0.9 million and $1.2 million, respectively. We provide for estimated future premium recapture attributable to premiums received on loans originated and sold where the underlying contractual arrangement requires us to reimburse the investor for the premiums paid on certain early loan payoffs and nonperformance characteristics of the underlying loans sold.
(2)	Includes a provision relating to our warehouse loans of $3.3 million and $3.0 million, respectively, and our estimated repurchase losses of $10.3 million and $24.4 million, respectively.
(3)	Non-refundable loan fees, net represent points and fees collected from borrowers.
(4)	Premiums paid represent fees paid to brokers for wholesale loan originations and purchases.
(5)	Deferred origination costs are direct costs associated with the origination of mortgage loans that are deferred and recognized when the loans are sold.

Interest Income.    We earn interest income on loan production in our warehouse pending the eventual sale of these loans. Until sale, we earn the coupon yield on the loan from the date of origination until the sale date. Interest income increased to $41.1 million from $26.2 million for the nine months ended September 30, 2003 and 2002, respectively, largely attributable to higher average loan inventory attributable to higher production, offset by lower average interest rates on our loans of 7.36% during the nine months ended September 30, 2003 from 8.70% during the same period in 2002.

Net Income (Loss) on Residual Interests in Loan Securitizations.    Interest earned on our residual interests in loan securitizations improved to a loss of $2.0 million for the nine months ended September 30, 2003 from a loss of $8.6 million for the same period of 2002. The improvement was due to a lower fair market value write-down in 2003 of $8.6 million attributable to losses compared to $17.6 million for the nine months ended September 30, 2002, which was offset by a lower accretion in 2003 of $2.5 million. Our residual interests in loan securitizations are classified as trading securities and we recognize gains or losses attributable to the change in fair value of the residual interests as income or loss for the period. Residual interests in loan securitizations decreased as $18.7 million in cash was received for the nine months ended September 30, 2003 compared to $10.8 million received during the same period in 2002. In 2002 and 2003, the net interest margin bonds issued in connection with the 1999 and 2000 securitizations were entirely paid off, thereby increasing the cash received by us.

Loan Servicing Income (Expense).    Loan servicing expenses increased for the nine months ended September 30, 2003 to $2.7 million from $1.5 million a year ago, or an 80.0% increase, due to a larger average loan inventory balance for which we pay our third party servicer a monthly fee to service the loans until the sale of the loans to an investor. In 2000, one of our strategic initiatives was to outsource our servicing operations to a third party subservicer in exchange for a profit sharing arrangement whereby cash profits, as defined, are split among the parties. This arrangement has not resulted in significant income to us in either period due to the declining balance of serviced assets. The servicing fees collected under this agreement were $0.3 million for the nine months ended September 30, 2003 compared to none for the nine months ended September 30, 2002.

Other Income.    Other income decreased to $0.4 million from $2.1 million for the periods ended September 30, 2003 and 2002, respectively, primarily due to a one-time license fee earned in 2002 of $1.4 million.

Salaries, Wages and Benefits.    For the nine months ended September 30, 2003, salaries, wages and benefits increased to $52.7 million, an increase of $18.5 million, or 54.0%, due to the increased level of sales, production and administrative staffing required to accommodate the higher loan origination volume. Total staffing was 895 at September 30, 2003 compared to total staffing of 530 at September 30, 2002, an increase of 365 people, or 68.9%. Sales compensation, which is largely a variable cost, increased $14.6 million for the most recent nine months compared to the same period a year ago. The remaining increases were in production and administrative staffing needed to service the higher loan-production volume. In addition, we implemented a new loan origination system in 2003 that required a higher level of support in the technology areas. In December 2003, we funded our December 2003 Bonus Plan with approximately $26 million. This will result in an after-tax charge of approximately $15 million in the fourth quarter of 2003.

General and Administrative Expenses.    For the nine months ended September 30, 2003, general and administrative expenses increased to $10.5 million, an increase of $5.0 million, or 90.0%. The increase is due to increased occupancy expenses of $1.1 million associated with expanding facilities for production, a $2.0 million increase in advertising costs associated with the reversal of a reserve taken in 2002, and other expenses of $1.9 million associated with increased production-related capacity expenses, such as courier, stationery and supplies and equipment rental.

Warehouse and Residual Interest Expense.    Warehouse and residual interest expense increased to $13.9 million for the nine months ended September 30, 2003 from $10.6 million for the same period last year due to the increased production volume requiring greater financing, offset by a decline in financing rates and a lower amount of residual financing. For the nine months ended September 30, 2003, the average rate paid on warehouse financing was 2.43% as compared to 3.17% for the same period a year ago. Warehouse financing is tied to LIBOR rates, which declined from 1.82% at September 30, 2002 to 1.12% at September 30, 2003. Residual financing declined from $32.1 million at September 30, 2002 to $7.5 million at September 30, 2003, resulting in lower interest financing cost of $0.5 million.

Depreciation and Amortization.    Depreciation and amortization remained relatively constant at approximately $1.5 million in 2003 and included an increase in depreciation of $0.8 million associated with capital expenditures for furniture and equipment needed for higher staffing levels. Offsetting this increase was a decline of $0.7 million in software amortization due to the completion of a stage of internal software development.

Restructuring Costs.    For the nine months ended September 30, 2003, restructuring costs decreased to a credit of $0.2 million due to the reversal of lease reserves set up in 2000 when we estimated the required reserves for all leases. Restructuring costs were largely completed as of September 30, 2003.

Income Taxes.    Income taxes increased to $37.6 million for the nine months ended September 30, 2003 from a credit of $31.0 million for the same period in 2002 primarily due to the elimination of the valuation allowance associated with the deferred taxes. Prior to 2002, we generated over $92.6 million in federal net operating losses and $70.5 million in state net operating losses which became available to offset 2002 taxable income. Our current effective tax rate of 41.6% is our normalized tax rate.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Net Gain on Sale of Loans.    For the year ended December 31, 2002, we sold on a whole loan basis $3.9 billion of loans compared with $1.1 billion for 2001. Our strategy in 2002 was to sell all of our loans on a whole loan basis. The gain on sale was $114.3 million for the year ended December 31, 2002 compared to $26.6 million for the year ended December 31, 2001. The following table summarizes loan sales for the periods indicated:

	Year Ended December 31,
	2001	2002
	(in millions)
Whole loan sales:
Premium	$1,093	$3,824
Discount	23	65

Total whole loan sales	$1,116	$3,889

Weighted average premium for premium sales	3.88%	4.88%
Weighted average discount for discount sales	(11.09)%	(9.60)%

The following represents the components of gain on sales recorded each period:

	Year Ended December 31,
	2001	2002
	(in thousands)
Gain from whole loan sales transactions(1)	$43,303	$185,802
Provision for losses(2)	(5,714)	(30,486)
Non-refundable loan fees, net(3)	4,086	12,052
Premiums paid(4)	(12,357)	(44,134)
Deferred origination costs(5)	(2,709)	(8,980)

Net gain	$26,609	$114,254

(footnotes on following page)

(1)	Includes a provision for premium losses of $0.4 million and $2.3 million and the recognition of pricing discount of loans of $0.4 million and $1.2 million for the years ended December 31, 2001 and 2002, respectively.
(2)	Includes a provision relating to our warehouse loans of $1.6 million and $5.8 million, respectively, and our estimated repurchase losses of $4.2 million and $24.7 million for the years ended December 31, 2001 and 2002, respectively.
(3)	Non-refundable loan fees, net represent points and fees collected from borrowers.
(4)	Premiums paid represent fees paid to brokers for wholesale loan originations and purchases.
(5)	Deferred origination costs are direct costs associated with the origination of mortgage loans that are deferred and recognized when the loans are sold.

Interest Income.    Interest income earned on loan production increased to $38.1 million from $11.6 million for the years ended December 31, 2002 and 2001, respectively. The increase was due to higher average loan inventory due to higher production in 2002 compared with 2001, offset by lower average interest rates on our loans of 8.43% in 2002 and 9.58% in 2001.

Net Income (Loss) on Residual Interests in Loan Securitizations.    Net income (loss) on our residual interests in loan securitizations decreased to a loss of $8.1 million in 2002 from income of $8.1 million in 2001, or 200.3%. Interest income on our residual interests in loan securitizations was $11.5 million in 2002 compared to $14.5 million in 2001 as a result of a decline in the average principal balance of residual assets. This income was offset by a fair value adjustment of $19.6 million in 2002 compared with $6.4 million in 2001 due to an increase in total losses. The cash received on residual interests in loan securitizations declined to $16.8 million in 2002 from $29.5 million in 2001.

Loan Servicing Income (Expense).    Loan servicing expenses increased for the year ended December 31, 2002 to $2.4 million from servicing income of $0.4 million in 2001, due to higher service fees incurred on a higher average warehouse inventory balance. A monthly fee of 50 basis points was paid to our third party servicer to service the warehouse for interest collections on loans.

Other Income.    Other income was $2.2 million for the year ended December 31, 2002 primarily due to license fee revenue earned in 2002 of $1.4 million, as well as a legal settlement associated with the old business model of $0.8 million. No other income was recorded in 2001.

Salaries, Wages and Benefits.    In 2002, salaries, wages and benefits increased to $46.3 million, an increase of $26.5 million, or 134.1%, due to the increased level of production and staffing required to accommodate the higher loan origination volume. Total staffing was 579 at December 31, 2002 compared to total staffing of 267 at December 31, 2001, an increase of 312 people, or 116.9%. Sales compensation, which is largely a variable cost, increased $20.1 million for 2002 compared to 2001. The remaining increases were in production and administrative staffing needed to service the higher loan-production volume.

General and Administrative Expenses.    In 2002, general and administrative expenses decreased to $9.0 million from $13.7 million, or 34.3%, primarily due to the accelerated recognition of banner advertising expense in 2001 of $3.8 million for a contract which proved worthless during that year (total expensed in 2001 was $6.8 million). In 2002, we negotiated a buy-out settlement for $2.0 million less than what was reserved. Thus, in 2002, we reversed $2.0 million in advertising expense. The total change between the two years in advertising expense is $8.8 million ($6.8 million reserve in 2001 less $2.0 million reduction in reserve in 2002). Before reserves, advertising expense was level from year to year. Offsetting the decrease in advertising was the increase of other administrative expenses of $1.6 million, office expenses of $1.5 million, and professional fees of $1.0 million.

Warehouse and Residual Interest Expense.    Warehouse and residual interest expense increased to $15.2 million for the year ended December 31, 2002 from $11.2 million for 2001 due to the increased production volume requiring greater financing, offset by a decline in financing rates and a decline in financing attributable to a lower residual balance. For the year ended December 31, 2002, the average rate paid for warehouse financing was 3.07%, down from 5.18% in 2001. Warehouse financing is tied to LIBOR rates, which declined to 1.42% at

December 31, 2002 from 1.87% at December 31, 2001. Residual financing declined from $41.7 million at December 31, 2001 to $26.4 million at December 31, 2002, resulting in lower interest financing cost of $1.6 million.

Depreciation and Amortization.    Depreciation and amortization in 2002 increased to $1.9 million, or $0.9 million, due primarily to the impact of accelerated amortization of internally developed software of $0.5 million. The remaining increase is due to increased depreciation associated with capital expenditures for new staffing requirements.

Restructuring Costs.    Restructuring costs in 2002 decreased to a credit of $0.3 million due to the reversal of lease reserves set up in 2000 which were no longer required.

Income Taxes.    Income taxes decreased in 2002 to a credit of $26.1 million due to the elimination of the valuation allowance of the deferred taxes. At the beginning of 2002, $92.6 million of federal and $70.5 million of state net operating loss carryforwards were available to offset future income. Total federal and state net operating loss carryforwards of $9.0 million and $53.0 million were available at the end of December 2002. The tax expense in 2001 is primarily attributable to federal taxes owed on excess inclusion income generated by our residual interests in loan securitizations.

Year Ended December 31, 2001 Compared to Year Ended December 31, 2000

Net Gain on Sale of Loans.    For the year ended December 31, 2001, we sold on a whole loan basis $1.1 billion of loans compared with $416 million for 2000. In addition, we sold $425 million of loans through securitizations in 2000. Our strategy in 2001 was to sell all of our loans for cash. For part of 2000, we sold our loans through securitizations. The gain on sale was $26.6 million for the year ended December 31, 2001 compared to $11.1 million for the year ended December 31, 2000. The following table summarizes loan sales for the periods indicated:

	Year Ended December 31,
	2000	2001
	(in millions)
Whole loan sales:
Premium	$387	$1,093
Discount	29	23

Total whole loan sales	$416	$1,116

Securitizations	$425	$—

Weighted average premium for premium sales	2.87%	3.88%
Weighted average discount for discount sales	(8.97)%	(11.09)%

The following represents the components of gain on sales recorded each period:

	Year Ended December 31,
	2000	2001
	(in thousands)
Gain from whole loan and securitized sales transactions(1)	$25,308	$43,303
Provision for losses(2)	(5,645)	(5,714)
Non-refundable loan fees, net(3)	3,371	4,086
Premiums paid(4)	(5,468)	(12,357)
Deferred origination costs(5)	(6,470)	(2,709)

Net gain	$11,096	$26,609

(footnotes on following page)

(1)	Includes recognition of a provision for premium losses of a credit of $0.9 million and $0.4 million and the pricing discount on loans of $1.5 million and $0.4 million for the years ended December 31, 2000 and 2001, respectively.
(2)	Includes a provision relating to our warehouse loans of $1.5 million and $1.6 million, respectively, and our estimated repurchase losses of $4.2 million and $4.2 million for the years ended December 31, 2000 and 2001, respectively.
(3)	Non-refundable loan fees, net represent points and fees collected from borrowers.
(4)	Premiums paid represent fees paid to brokers for wholesale loan originations and purchases.
(5)	Deferred origination costs are direct costs associated with the origination of mortgage loans that are deferred and recognized when the loans are sold.

Interest Income.    Interest income earned on loan production increased to $11.6 million from $8.7 million for the years ended December 31, 2001 and 2000, respectively. The increase is due to higher average loan inventory due to higher production in 2001 compared with 2000, offset by a lower coupon due to declining average interest rates of 9.58% in 2001 from 10.30% in 2000.

Net Income (Loss) on Retained Interests in Loan Securitizations.    Net income on our retained interests in loan securitizations increased to income of $8.1 million in 2001 from a loss of $3.4 million in 2000. We recorded an increase in net interest income from retained interests of $1.6 million for 2001 compared to 2000. In addition, the fair value write-down on retained interests for 2001 was less by $1.3 million. The additional increase in 2001 was due to a write-down in 2000 of $8.7 million in mortgage servicing rights when we outsourced our servicing operations to a sub-servicer, thereby foregoing any rights to the future value of servicing the underlying loans. The cash received on retained interests in loan securitizations increased to $29.5 million in 2001 from $12.8 million in 2000.

Loan Servicing Income (Expense).    Loan servicing income decreased for the year ended December 31, 2001 to $0.4 million from $3.6 million in 2000, or 88.9%, due to the outsourcing of our loan servicing operations to a third party provider, thereby allowing them to earn the servicing fees of 50 basis points. In addition, other ancillary fees which we earned are now earned by the subservicers.

Other Income.    There was no other income recorded in 2001. Other income in 2000 included a litigation settlement of $3.7 million paid in 2000 from the settlement of miscellaneous disputed items associated with the 1997 purchase of the company from Weyerhauser. We also received another $0.5 million in cash from the sale in 1998 of our prime business to Norwest.

Salaries, Wages and Benefits.    In 2001, salaries, wages and benefits increased to $19.8 million, an increase of $1.5 million, or 8.4%, due to the increased level of sales, production and administrative staffing required to accommodate the higher loan origination volume. Total staffing was 267 at December 31, 2001 compared to total staffing of 190 at December 31, 2000, an increase of 77 people, or 40.5%. Sales compensation, which is largely a variable cost, increased $3.3 million. The remaining increases were in production and administrative staffing needed to service the higher loan-production volume. Offsetting the overall increase for 2001 were salary, wages and benefit costs incurred in the first quarter of 2000 when we began downsizing the company from a staffing level of over 900 to approximately 180. Total production and administrative salaries and wages declined from $19.7 million to $14.5 million in 2001.

General and Administrative Expenses.    In 2001, general and administrative expenses decreased to $13.7 million from $13.9 million primarily due to a lower spending level on occupancy expenses of $2.7 million, professional fees of $1.0 million, and other office expenses of $0.5 million, offset by accelerated advertising expense of $3.8 million taken in 2001.

Warehouse and Residual Interest Expense.    Warehouse and residual interest expense decreased to $11.2 million for the year ended December 31, 2001 from $14.2 million for 2000 due to lower financing rates paid in 2001 and lower residual interest expense. For the year ended December 31, 2001, the average interest rate paid on warehouse financing was 5.18%, down from 8.24% in 2000. Warehouse financing is tied to LIBOR rates, which declined to 1.87% at December 31, 2001 from 5.41% at December 31, 2000. Residual financing declined from $71.8 million at December 31, 2000 to $41.7 million at December 31, 2001 resulting in lower interest financing cost of $4.2 million.

Depreciation and Amortization.    Depreciation and amortization decreased to $1.0 million in 2001 from $1.2 million in 2000.

Restructuring Costs.    Restructuring costs decreased to $0.8 million, a decline of $13.3 million, in 2001. The $0.8 million expense taken in 2001 was due to additional lease termination costs not anticipated in 2000 when restructuring reserves were established. The restructuring reserve in 2000 was established for lease termination costs of $3.3 million and fixed asset impairment of $2.4 million for all of our branch and headquarter locations, write-off of capitalized bank fees of $2.2 million, employee severance costs of $1.8 million and $4.3 million of other vendor termination and legal costs associated with the old business.

Income Taxes.    Income taxes decreased in 2001 due to the decline in the business, as well as a decline in excess inclusion income taxes owed on our retained interests in loan securitizations. The tax expense in 2001 is primarily attributable to federal taxes owed on excess inclusion income generated by our retained interests in loan securitizations.

Liquidity and Capital Resources

We intend to continue to concentrate on generating significant positive cash flow from our operations in order to fund our future operating requirements. We will continue to need to borrow money to originate and purchase our mortgage loans.

During the years ended December 31, 2001 and 2002 and for the nine months ended September 30, 2002 and 2003, we had positive cash flow from operations of $21.4 million, $94.2 million, $69.3 million and $56.2 million, respectively. In the year ended December 31, 2000 we had negative cash flow of $27.2 million largely as a result of restructuring costs and reorganization costs.

Our liquidity strategy is to maintain sufficient and diversified warehouse facilities to finance our mortgage originations. We use our various warehouse facilities to finance the funding of our loan originations. We pay down warehouse facilities monthly with the proceeds of sales of loans to investors for cash.

The majority of our warehouse facilities are committed lines, meaning the lender is obligated to fund up to the committed amount subject to our meeting the various financial and other covenants. Certain of our warehouse facilities are uncommitted, meaning the lender may fund the uncommitted amount at its discretion. The following is a summary by lender as of September 30, 2003:

Warehouse Lender	Committed Amount	Uncommitted Amount	Total Facility Amount	Expiration Date	Amount Outstanding
					December 31, 2002	September 30, 2003
	(dollars in millions)
Lehman Brothers, FSB	$400	$100	$500	9/2004	$204.8	$307.1
Residential Funding Corporation(1)	400	—	400	11/2005	84.9	298.4
Merrill Lynch Mortgage Capital Inc.(2)	400	—	400	3/2005	—	46.2
Credit Suisse First Boston Mortgage Capital LLC(3)	200	150	350	8/2004	123.0	246.6
CDC Mortgage Capital Inc.	150	150	300	7/2004	101.4	177.8

	$1,550	$400	$1,950		$514.1	$1,076.1

(footnotes on following page)

(1)	After September 30, 2003 we extended the expiration date of this facility to November 2005.
(2)	The committed amount under this facility was increased to $500 million in November 2003.
(3)	After September 30, 2003 we extended the expiration date of this facility to August 2004.

All of these facilities contain customary covenant provisions, including maintenance of specified levels of liquidity and net worth, restrictions on indebtedness and investments and requirements that we maintain compliance with applicable laws. Failure to comply with any of the covenants results in the lender having the right to terminate the facility and require immediate repayment. In addition, a default under one facility generally triggers a default under our other facilities. At December 31, 2002 and September 30, 2003, we were in compliance with all financial and other covenants.

In December 2003, we issued $200 million of 11 ¾% Senior Notes that mature in 2008. Under the terms of the senior notes, we will pay semi-annual interest payments of approximately $11.8 million each June 15 and December 15. The indenture governing the senior notes contains certain restrictive covenants that, among other things, limits our ability to incur additional indebtedness and pay dividends.

Subject to the various uncertainties described above, and assuming that we will be able to successfully execute our liquidity strategy, we anticipate that our liquidity, credit facilities and capital resources will be sufficient to fund our operations for the foreseeable future.

Market and Interest Rate Risk

Market risk for alternative mortgage companies is inevitable because our business is originating or producing interest-sensitive assets financed with interest-sensitive liabilities. In addition, the residual interests in loan securitizations on our balance sheet are interest-sensitive assets since the fair value of such assets varies depending on changes in interest rates. Therefore, we may be directly impacted by the volatility of changing interest rates. The spread, defined as the difference between what we earn on our interest-sensitive assets and what we pay on our interest-sensitive liabilities, varies with such changes in interest rates.

The objective in managing interest rate risk is to monitor and assess the potential risk associated with changes in interest rates and their impact on our business. If necessary, we can mitigate such risk through effective interest rate management tools that are considered hedges, such as financial futures and options, interest rate swaps and financial forwards. We believe that one of the most effective hedges in managing our interest rate risk for loan production is our forward sales commitments. In exchange for a fixed price, we commit to deliver loans with a set of characteristics, including a weighted average interest rate, that are locked for the term of the commitment. Therefore, during this commitment period, any market movement in interest rates has no effect on the price we receive for loans delivered to the forward sale transaction. These forwards are typically sized to cover two to three months of loan production and are committed and priced before most of the loans are originated. By committing to a forward sale prior to origination of the loans and through the price protection features embedded in the commitment, we effectively hedge our interest rate risk.

Changes in the fair value of our residual interests in loan securitizations are not hedged. The following represents what the changes in fair value might have been given the assumed interest rate changes. Changes in fair value that are stated below are derived based upon immediate and equal changes to market interest rates of various maturities, and may not be in actuality what changes would occur. The following table represents changes in our residual interests from securitizations completed from 1997 to 2000.

At September 30, 2003

	+50bps	+100bps	-50bps	-100bps
	(in thousands)
Change in fair value of residual interests in loan securitizations of $47.0 million	$(1,052)	$(2,028)	$1,113	$2,274

At December 31, 2002

	+50bps	+100bps	-50bps	-100bps

Change in fair value of residual interests in loan securitizations of $67.8 million	$(1,459)	$(2,791)	$1,504	$3,087

The interest rate risk on the loans underlying our residual interests in loan securitizations on our balance sheet is not hedged. As of December 31, 2002 and September 30, 2003, approximately 14.4% and 14.2%, respectively, of our residual interests in loan securitizations were at fixed rates. The variable rate securities, or approximately 85.6% and 85.8% as of December 31, 2002 and September 30, 2003, respectively, comprised by far the larger portion of the portfolio. In times of rising interest rates, the cash received on the underlying fixed rate loans in the residual interests in loan securitizations will not rise while the interest paid to finance the loans, which is based on LIBOR rates, will continue to rise. Thus, we will experience less net cash received on the fixed rate portion of our residual interests in loan securitizations. The converse is also true in a falling interest rate environment, as was the case from 2000. Mitigating any effects of this is the cash currently used monthly to pay down the financing, which as of December 31, 2002 and September 30, 2003 was $26.4 million and $7.5 million, respectively.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to commitments and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements.

Gain on Sale of Loans and Fair Value of Residual Interests in Loan Securitizations

Our gain on sale of loans has consisted primarily of cash gain resulting from whole loan sales at a price above par for premium sales, and below par for discount sales. In our securitizations, the gain includes a non-cash gain that resulted from the fair value of the residual interests in loan securitizations. We record subsequent changes to the fair value in our consolidated statement of operations, and to the asset on our balance sheet. In each case, the determination of fair value requires significant judgment by management.

We sell loans on a servicing-released basis. In the past, we have retained servicing rights for our residual interests in loan securitizations, and in that case a non-cash gain on sale is related to the value of those servicing rights. The determination of fair value requires significant judgment by management.

Gain on sale of loans is also affected by management’s estimate of the amount of sales that will ultimately be repurchased, which reduces the gain, and an estimate of the ultimate discount value of loans in the warehouse that may be sold on a discount basis. Both of these amounts are subject to significant judgment by management.

A third factor affecting the ultimate net gain on sale of loans is the estimate of premium recapture for loans that pay off before the first payment date, otherwise known as early payment defaults. We sell our loans with a contractual commitment to repurchase the loan within the first 45 days if the borrower pays off the loan before the first payment. In those cases, any premium received upon sale is returned to the investor. At the time of sale, management estimates what the actual return of premium will be and this amount is subject to significant judgment.

We are not aware of any active market for our residual interests in loan securitizations as a basis for determining fair value. Therefore, management’s determination of fair value is in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investment in Debt and Equity Securities, which requires such securities to be classified as trading and requires estimates of the expected losses, prepayment rates, and interest rates of these assets over the life of the assets discounted to the present value of cash flows. Accordingly, the values of these assets fluctuate depending on the aging or changing of these factors. Our estimates of cash flow and value could increase or decrease if our actual cash flow is different than our estimates. In particular, changes in one or all three factors can have a significant impact on the recorded value. Any decrease in fair value could adversely affect our results of operations, as well as the assets carried at fair value on the balance sheet.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, in November 2002. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. We adopted FIN No. 45 on January 1, 2003 and such adoption did not have a material impact on our results of operations, financial position or cash flows.

The FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, in January 2003. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. We adopted the standard as of February 1, 2003, as required, and the adoption of such interpretation did not have a material impact on our results of operations, financial position or cash flows.

The FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS 148), amending SFAS No. 123, Accounting for Stock-based Compensation (SFAS 123), in December 2002. SFAS 148 is designed to provide alternative methods of transition for enterprises that elect to change to the SFAS 123 fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain of the disclosure modifications are effective for fiscal years ended after December 15, 2002 and are included in the notes to the consolidated financial statements included elsewhere in this prospectus.

On April 30, 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of SFAS 149 is not expected to have a significant impact on our financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The adoption of SFAS 150 is not expected to have a significant impact on our financial position, cash flows or results of operations.

BUSINESS

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, and reports by market research firms or other published independent sources, including the Mortgage Bankers Association, Inside B&C Lending and National Mortgage News. Some data are also based on our good faith estimates, which are derived from our review of internal surveys, as well as independent sources. Although we believe that these sources are reliable, we have not independently verified the information and cannot guarantee its accuracy and/or completeness.

We own or license rights in the United States to the following registered trademark: WMCDirect™. All references in this prospectus to this term lacking the ™ symbol are defined terms that reference the products, technologies or businesses bearing the trademark with this symbol.

Overview

We are a leading nationwide mortgage company that originates and sells residential mortgage loans on a wholesale basis in the alternative mortgage market. Our business model utilizes a proprietary, technology-based process that provides superior service to our mortgage-broker customer base and positions us with what we believe is one of the lowest cost structures in our industry. Our technology-based business platform allows us, on a real-time basis, to structure our products to meet the needs of both our customers and the secondary market, enabling us to commit to sell loans before they are funded. We have a variable cost structure that creates a highly scalable process, which allows us to generate significant free cash flow and be among the industry leaders in origination volumes per employee.

Our business focuses on the alternative mortgage market, a large and growing sector that we believe represents one of the most attractive opportunities in the residential mortgage market. The alternative mortgage market is composed of Alt-A and sub-prime lending. For the nine months ended September 30, 2003, approximately 75% of our business was comprised of Alt-A mortgages, with the remainder being sub-prime loans. We define Alt-A mortgages as mortgages eligible for sale to Fannie Mae or Freddie Mac based upon credit scoring criteria but ineligible for these agencies due to other factors, such as inconsistent income sources, higher debt-to-income ratios or higher loan-to-value ratios. The weighted average FICO score of our Alt-A mortgages for the nine months ended September 30, 2003 was 667. The Alt-A market has historically been more stable than the prime market, as it is generally comprised of home purchases and cash-out refinancings, which are less sensitive to interest rate fluctuations than rate/term refinancings. Over 90% of our mortgages, for the nine months ended September 30, 2003, were used for new-home purchases or cash-out refinancings.

Our proprietary technology platform has enabled us to create what we believe is one of the most efficient business models in the industry. All of our loans are submitted, processed, underwritten and closed on a wholesale basis through our technology-based business process. WMCDirect, our Internet portal, is available to over 10,000 registered mortgage brokers. We target the top 25% of these brokers, allowing us to focus on those customers that we believe are the best long-term partners and value creators for the company. Loan submissions to us for the first six months of 2003 were approved on average in a few minutes and funded on average within 20 days, compared to what we believe to be an industry average of more than 26 days. Our automated underwriting also helps us maintain compliance with national and local regulatory laws and lending guidelines, thereby avoiding predatory lending practices. Our sales force has established strong relationships with many of the leading alternative-mortgage-loan brokers throughout the country. We sell all loans on a 100% cash basis in the secondary market primarily through committed forward whole loan sales. All loans are serviced by third-party providers and are sold on a limited-recourse basis.

Our Strengths

High free cash flow

Our low-cost, technology-based business model allows us to generate high operating margins, which, combined with our minimal capital expenditure requirements, allow us to generate significant free cash flow. In addition, we sell all of our loans on a 100% cash basis in the secondary market primarily through committed forward whole loan sales, allowing us to realize all of our gains-on-sales as cash gains. For the twelve months ended September 30, 2003, we generated EBITDA of $112.4 million and made capital expenditures of only $7.6 million.

Flexible, low-cost operating structure

Our business process, combined with our proprietary technology and a corporate culture of prudent expense management, has resulted in what we believe is one of the lowest cost structures in the alternative mortgage industry. Approximately two-thirds of our costs vary depending on the level of loan production and approximately 80% of our costs can be adjusted in the short term to respond to market fluctuations. This allows us to maintain high profit margins with market volume fluctuations. We have designed our technological systems such that they are highly scalable and can handle future growth of up to two times the current business volume with limited additional investment. Additionally, given the high-variable-cost nature of our cost structure, our cost to originate loans is only marginally impacted by any potential downturn in volume.

Attractive alternative mortgage market fundamentals

We operate in the alternative mortgage market. This market services the large and growing segment of the population for which prime mortgages are unsuitable. We estimate the alternative mortgage market to be approximately $300 billion in 2003, or about 10% of the overall residential mortgage market. The alternative mortgage market grew significantly from $33 billion in 1994 to $220 billion in 2002, or a 27% compounded annual growth rate. In addition to attractive dynamics, the alternative mortgage market has historically been more stable than the prime mortgage market. We estimate that new home purchases, the most stable portion of the residential mortgage market, accounted for only 31% of the total mortgage market compared to 47% for us, for the nine months ended September 30, 2003. Furthermore, approximately 90% of our originations are used for new home purchases or cash-out refinancings, which are less sensitive to interest rate fluctuations than rate/term refinancings.

Fully integrated sales and operations structure

We have created an origination process in which our operations and sales personnel work in a team-based structure that allows us to provide strong customer service and maximize loan volumes. We have three regional divisions and 16 fully integrated teams of business development representatives, or BDRs, supported by business development associates, or BDAs, and operations personnel. This structured system provides each BDR with significant operating leverage. As a result, we believe our BDRs are among the most productive in the industry, with volumes per BDR of approximately $9 million per month for the three months ended September 30, 2003. The structure also provides our customers with multiple points of contact and allows us to better control the customer relationship.

Superior customer service

Our leading proprietary technology platform has enabled us to provide superior service to our core network of approximately 2,800 brokers. We believe our technology platform offers brokers the fastest funding times in the alternative mortgage market. We can approve a loan submitted through the Internet within minutes and fund that loan on average within 20 days. This service response provides our brokers the ability to process more loans in a shorter period of time and thereby increase their business. Through WMCDirect, our brokers can access up-

to-the-minute information on their pipeline and obtain status updates on individual loans. We continue to develop new technology tools to further improve service to our brokers and leverage our platform.

Our Strategy

Continue to refine our business model to remain a low-cost provider and improve efficiencies

We continue to refine our business model to remain a low-cost provider of alternative mortgages. Our focus remains on providing our brokers with superior customer service while continuing to improve workflow efficiencies to further reduce our cost structure.

Disciplined geographic expansion

Approximately 60% of our mortgages for the twelve months ended September 30, 2003 were originated in California. We are in the process of implementing a disciplined, phased-approach, geographic expansion strategy to increase our originations in other parts of the country. In August 2003, we opened a new processing office in Dallas, Texas to facilitate our geographic expansion in the Central and Southern regions of the country. In September 2003, we originated and processed $105 million of loans from our Dallas office in our Central and Southern regions, up from $59 million in the prior month. In 2004, we plan to continue our geographic expansion with the opening of additional local production offices in the Northeast and Northwest regions of the country. These processing offices will provide local sales support and an operations base to drive additional volumes outside California with limited incremental capital requirements.

Expand national accounts program

In 2002, we initiated a national accounts program to originate production through a new production channel. The national accounts program creates a partnership between us and regional banks or other loan originators that do not have the ability to process and underwrite alternative mortgage loans. We develop private-label websites that allow the national accounts to submit loans directly into our automated underwriting platform. In addition, we provide onsite processing support personnel to facilitate the highest customer service. During the nine months ended September 30, 2003, we generated $711.5 million in loans under this program.

Increasing customer penetration

We continue to focus on increasing business from our core brokers. We have introduced and are in the process of introducing new technology and process enhancements that we believe will lead to brokers continuing to increase the number of loans they put through our systems. We have increased the average monthly number of loans funded per broker (of brokers who funded at least one loan during the period), from 2.1 loans during the first quarter of 2001 to 5.8 loans during the third quarter of 2003.

Loan Production

We do not originate loans directly with the consumer. Instead, we rely almost exclusively on wholesale originations through the broker channel. The following table sets forth selected information relating to loan originations during the period shown.

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
Principal balance (in millions)	$566	$1,269	$4,162	$2,779	$5,477
Average principal balance per loan (in thousands)	$117	$136	$153	$146	$170
Weighted average initial loan-to-value ratio	80.0%	82.0%	81.7%	82.0%	81.0%
Percentage of first mortgage loans	98.0%	93.7%	91.1%	90.4%	91.7%
Percentage of original purchase loans	44%	50%	54%	57%	47%
Weighted average interest rate	10.40%	9.58%	8.43%	8.70%	7.36%
Fixed rate	10.48%	9.28%	8.11%	8.33%	6.97%
ARMs – initial rate	10.38%	9.63%	8.48%	8.76%	7.45%
ARMs – margin over index	6.38%	5.98%	6.04%	5.99%	5.99%
Weighted average FICO score	606	629	639	639	642

Our marketing strategy focuses on a direct sales effort conducted by sales teams that, in combination with operations support teams and technology, provide quick and consistent service to broker customers. Our production process was designed to maximize the benefits of our proprietary technology, to deliver superior customer service and to enhance loan performance.

The broker’s role is to identify the applicant, assist in completing the loan application form, gather necessary information and documents and serve as our liaison with the borrower through the lending process. We review and underwrite the application submitted by the broker, approve or deny the application, set the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions imposed by us, fund the loan.

Pivotal to our production process is technology. The brokers are aided by our customer portal, www.wmcdirect.com, that allows them to submit loans to be underwritten by our proprietary automated underwriting engine and to review their pipeline. All loans are submitted and underwritten utilizing this technology. The sales teams are also aided by technology. They have access to marketing materials, pipeline information, customer contact information and performance reporting via www.wmccentral.com.

Our loan production group is divided into teams which include Business Development Representatives, or BDRs, Business Development Associates, or BDAs, and Internal Sales Support Representatives, or ISSRs. These sales teams are also integrated with operations teams to whom specific broker clients are assigned. At September 30, 2003, we centrally managed and employed 93 BDRs located in three regions across the country to act as liaisons between us and the mortgage broker community. The BDR’s primary responsibilities include identifying and developing relationships with mortgage brokers throughout the country. The BDRs articulate our credit standards to the mortgage broker community and train the brokers to utilize WMCDirect. During the year ended December 31, 2002 and the nine months ended September 30, 2003, our BDRs averaged $4.3 million and $6.5 million, respectively, of volume per month. BDRs also attend formal training classes at regular intervals throughout the year to enhance their performance.

The majority of BDRs have BDAs working with them who develop relationships with the brokers they are servicing. This allows the BDR to maximize coverage in his or her territory and allows the BDA to learn from an experienced BDR. At September 30, 2003, we employed 82 BDAs. The BDR/BDA team structure safeguards against losing a valuable revenue stream because, in the event that a BDR leaves our employment, the BDA will be ready to maintain the broker relationships that were cultivated while working with a departing BDR. The structure also creates better customer service by providing multiple points of contact to the broker/client.

The operational component of the production team manages the underwriting and processing of loan transactions. The ISSR provides the critical link between the sales and operations groups. ISSRs work within an operation team performing loan-level tasks traditionally performed by BDRs, like pipeline management. The operations team and ISSR role allow the BDRs to focus on developing relationships rather than spending time on transactional matters. The team structure is designed to enhance customer service levels, quality and loan performance. Multiple points of contact also allow us to maintain uninterrupted service if a BDR leaves.

The sales force is primarily paid on a commission basis. BDRs are paid commissions based on three key factors: production volume, pull-through (defined as the ratio of funded loans divided by total applications), and pricing variances. Commissions are also paid to certain sales management based on volume and profitability of their designated accounts. Base salaries are also paid to BDAs and sales management and account for approximately 5% of sales compensation as of September 30, 2003.

Brokers

Since rolling out WMCDirect in June 1999, we have registered over 10,000 mortgage brokers. We target the top 25% of these brokers, allowing us to focus on those customers that we believe are the best long-term partners and value creators for the company. A significant majority of our originations of mortgage loans comes from independent brokers. No broker accounted for more than 4% of our loan originations for the year ended December 31, 2002 or the nine months ended September 30, 2003.

WMCDirect

WMCDirect is a collection of Web-based systems and services that includes Internet-based loan submission, automated underwriting, broker communication, loan status, sales force support and corporate communication. It is the foundation for our transformation to an Internet-based mortgage originator.

We developed an automated underwriting system in 1999. The key to the successful utilization of the automated underwriting system is our mandate that all loans be handled by the system. Our adherence to this policy has substantially eliminated credit grade exceptions in the origination process. Additionally, the utilization of automated underwriting ensures that the complete set of data is considered in the credit approval process and that it is performed consistently and without emotion. Refinements are made regularly to the automated underwriting system to incorporate objectivity, quantification and risk analysis based on the empirical results and feedback of prior production.

Our automated underwriting provides brokers with an approval or counter-offer response on non-prime loans with complete funding conditions and pricing within minutes, whereas traditional mortgage companies often take days to respond to brokers’ loan applications. WMCDirect gives brokers the ability to enter a customer’s information into a “Pre-Qual” engine to aid in understanding the type of loan program for which the borrower qualifies. The Pre-Qual engine will respond to the broker in seconds with a variety of loan programs and choices, including price and funding conditions for the selected loan scenario.

WMCDirect’s technology architecture was designed to allow the underwriting guidelines of any lender or investor to be defined in the automated underwriting system. If an institution wants specific loans on a forward-sale arrangement, we can enter that institution’s guidelines into the automated underwriting system and create a product specifically originated to those credit specifications. Investor and product guidelines are entered and maintained by business support staff rather than requiring programmer modifications.

Our brokers have the ability to review their entire pipeline on WMCDirect. Brokers utilize a loan application number for each loan file submitted to the system, enabling them to monitor exactly where their files are in the production process with real-time updates. We expanded our WMCDirect technology to offer multi-agent brokers tools for online pipeline management. Managers at multi-agent brokers are able to track all of their sales agents’ pipelines online through WMCDirect, while the individual agent can see only his or her pipeline.

We also offer to purchase loans that have already been funded through a correspondent program with larger brokers. We re-underwrite each loan through our automated underwriting system to ensure that it meets our credit standards. If the loan is approved, then we will commit to purchase the funded loan.

National Accounts Program

In 2002, we initiated a national accounts program to originate production through a new production channel. The national accounts program creates a partnership between us and regional banks or other loan originators that do not have the ability to process and underwrite the loans. We develop private-label websites that allow the national accounts to submit loans directly into our automated underwriting platform. In addition, we provide onsite processing support personnel to facilitate the highest customer service.

Our national account customers commit some portion of their volume to us on a forward basis and typically take the risks of first payment default and premium recapture in return for a portion of the profit from their production.

Loan Products

We offer a variety of products to suit the needs of our customers and satisfy the requirements of the secondary market. We currently have six product categories. Within each product category, we offer a range of different mortgage options depending on our lien position, the borrower’s credit characteristics and the borrower’s preferences.

Our current six product categories are as follows:

Mortgage Advantage Program. This program is designed for the borrower who has a good mortgage history but has been challenged in his or her consumer obligations.

Texas Cash Out. This category is specifically designed to serve those borrowers desiring to pull equity out of their homes under the restrictions of the Texas Home Equity legislation.

Core Product. This program is for original home purchases and refinancings.

80/20. This category offers a combination first and second loan to allow borrowers to maximize their borrowing capacity while maintaining a favorable blended rate. The program allows for combined loan-to-value ratios of up to 100%.

100%. This is a single loan offering at a high loan-to-value ratio for higher credit quality borrowers who seek the benefits of a single loan.

Interest Only. This category is designed to serve the Alt-A borrower seeking to maximize his or her borrowing potential while maintaining a reduced payment and rate structure during an interest-only period.

For first mortgages, we offer the following products:

Product	Term	Rate(1)	Prepayment Penalties(2)
30/30 Fixed	30 years	Fixed	Certain prepayments within the first three years
15/15 Fixed	15 years	Fixed	Certain prepayments within the first three years
30/15 Balloon	15 years, amortized over 30 years	Fixed	Certain prepayments within the first three years
6 Month Libor ARM	30 years	Adjustable rate after first six months	Certain prepayments within the first two years
2/28 Libor ARM	30 years	Adjustable rate after first 24 months	Certain prepayments within the first two years
3/27 Libor ARM	30 years	Adjustable rate after first 36 months	Certain prepayments within the first three years
5/25 Libor ARM	30 years	Adjustable rate after the first 60 months	Certain prepayments within the first three years
2/28 Libor ARM 5 year interest only	30 years, interest only first five years, then amortizes over 25 years	Adjustable rate after first 24 months	Certain prepayments within the first two years
5/25 Libor ARM 5 year interest only	30 years, interest only first five years, then amortizes over 25 years	Adjustable rate after first 60 months	Certain prepayments within the first three years

(1)	For our adjustable rate mortgages, the rate is calculated every six months after the initial rate adjustment period.
(2)	Our ability to charge penalties on prepayments is limited under some state laws. In addition, we offer rate options that do not include prepayment penalties on all loan products.

For our second mortgages, we offer a 15/15 Fixed mortgage and a 30/15 Balloon mortgage. The 30/15 Balloon mortgage is a 15-year fixed rate product that amortizes over 30 years with a balloon payment at the end of 15 years.

Loan Production by Borrower Risk Classification

The following table sets forth information concerning the characteristics of our loan production by borrower risk classification for the periods shown:

	Year Ended December 31,			Nine Months Ended September 30,
	2000	2001	2002	2002	2003
	(in thousands)
Credit Grade
Alt-A (AA and A)	$190,836	$795,380	$2,997,578	$1,995,545	$4,103,536
A-	222,632	191,253	410,733	294,291	412,327
B+ and B	129,808	237,730	699,593	449,784	917,043
C	22,959	44,447	54,272	39,308	43,852

	$566,235	$1,268,810	$4,162,176	$2,778,928	$5,476,758

Loan Production by Geographic Distribution

For the years ended December 31, 2001 and 2002 and for the nine months ended September 30, 2003, we originated approximately 47%, 56% and 60%, respectively, of our loans in California. We originated approximately 80% of our loans in nine states for the year ended December 31, 2002 and for the nine months ended September 30, 2003. No other state accounted for more than 5% of our loan originations in 2001 or 2002, other than Arizona, which accounted for 7.3% in 2001.

Underwriting Process and Guidelines

Each mortgage loan we originate is underwritten prior to loan closing in accordance with our underwriting guidelines. The loans we originate or purchase generally do not satisfy conventional underwriting standards, such as those of Fannie Mae or Freddie Mac. Therefore, our loans are likely to have higher delinquency and foreclosure rates than portfolios of mortgage loans underwritten to conventional Fannie Mae and Freddie Mac standards.

Our guidelines are primarily intended to (i) determine that the borrower has the ability to repay the mortgage loan in accordance with its terms and (ii) determine that the related mortgaged property will provide sufficient value to recover the investment if the borrower defaults. On a case-by-case basis, we may determine that, based upon compensating factors, a prospective mortgagor not strictly qualifying under the underwriting risk category or other guidelines described below warrants an underwriting exception. Compensating factors may include, but are not limited to, low debt-to-income ratio, good mortgage payment history, an abundance of cash reserves, stable employment and time in residence at the applicant’s current address. It is expected that a substantial number of the mortgage loans we originate will represent such underwriting exceptions.

In general, our maximum first-lien loan amounts are $500,000 for core loan programs and $650,000 for our jumbo loan program, which has more strict qualification parameters. Maximum loan amounts vary depending on the applicant’s credit history, the purpose of the loan, income documentation, and the type of property being used as collateral. Under our underwriting guidelines, we verify the loan applicant’s eligible sources of income for all products, calculate the amount of income from eligible sources indicated on the loan application, review the credit and mortgage payment history of the applicant, calculate the debt-to-income ratio to determine the applicant’s ability to repay the loan, and review the mortgaged property for compliance with our guidelines.

In general, our underwriting guidelines permit loan-to-value ratios of up to 95% with respect to first liens and combined loan-to-value ratios of up to 100% with respect to second liens. Maximum loan-to-value and combined loan-to-value ratios vary depending on the applicant’s credit history, the purpose of the loan, income documentation, and the type of property being used as collateral.

Credit Classifications

Under our underwriting guidelines, we have established six principal risk categories, “AA” to “C,” with respect to the credit profile of potential borrowers, and we assign a rating to each loan based upon these classifications. These risk categories establish the maximum permitted loan-to-value ratio, the maximum loan amount and the allowed use of loan proceeds given the borrower’s mortgage payment history, consumer credit history, liens/charge-offs/bankruptcy history, debt-to-income ratio, use of proceeds, documentation type and other factors.

In general, higher credit risk mortgage loans are graded in categories that require lower debt-to-income ratios and permit more (or more recent) major derogatory credit items, such as outstanding judgments or prior bankruptcies. Our underwriting guidelines for first-lien mortgages have the following categories and criteria for grading the potential likelihood that an applicant will satisfy the repayment obligations of a mortgage loan. In the table below, LTV refers to loan-to-value ratio and CLTV refers to combined loan-to-value ratio.

	AA Risk	A Risk	A- Risk	B+ Risk	B Risk	C Risk
Housing Payment History	No 30 day late payment within last 12 months.	Maximum one 30 day late payment and no 60 day late payment in the last 12 months for 90% LTV; no 30 day late payment for 95% LTV.	Maximum two 30 day late payments and no 60 day late payment within last 12 months for 90% LTV; no 30 day late payment for 95% LTV.	Maximum three 30 day late payments and no 60 day late payment within last 12 months for 85% LTV; no 30 day late payment for 90% LTV.	Maximum one 60 day late payment and no 90 day late payment within last 12 months for 80% LTV; maximum two 30 day late payments for 85% LTV.	Maximum two 60 day late payments and one 90 day late payment within last 12 months for 75% LTV; no 90 day late payments for 85% LTV.

Credit History	FICO score of
620 or higher; 24 month credit history with one active account in the last 12 months; 24 month credit history with three reported trade lines and one active account in the last 12 months for LTV/CLTV greater than 90%; any derogatory item greater than $5,000 occurring within the last 24 months paid prior to closing.	FICO score of
600 or higher; 24 month credit history with one active account in the last 12 months; 24 month credit history with three reported trade lines and one active account in the last 12 months for LTV/CLTV greater than 90%; any derogatory item greater than $5,000 occurring within the last 24 months paid prior to closing.	FICO score of
580 or higher; 24 month credit history with one active account in the last 12 months; 24 month credit history with three reported trade lines and one active account in the last 12 months for LTV/CLTV greater than 90%; judgments greater than $5,000 and all liens on title must be paid prior to closing.	FICO score of 550 or higher; 24 month credit history with one active account in the last 12 months; judgments greater than $5,000 and all liens on title must be paid prior to closing.	FICO score of
					500 or higher; FICO score of 520 or higher for 85% LTV; 24 month credit history with one active account in the last 12 months; judgments greater than $5,000 and all liens on title must be paid prior to closing.	FICO score of 500 or higher; 24 month credit history with one active account in the last 12 months; judgments greater than $5,000 and all liens on title must be paid prior to closing.

Bankruptcy and Foreclosure	Generally, no Chapter 7 liquidation date or Chapter 13 filing date or 120+ day late payment or notice of default filing or foreclosure in the last 24 months.	Generally, no Chapter 7 liquidation date or Chapter 13 filing date or 120+ day late payment or notice of default filing or foreclosure in the last 24 months.	Generally, no Chapter 7 liquidation date or Chapter 13 filing date or 120+ day late payment or notice of default filing or foreclosure in the last 24 months.	Generally, no Chapter 7 liquidation date or Chapter 13 filing date or 120+ day late payment or notice of default filing or foreclosure in the last 18 months.	Generally, no Chapter 7 liquidation date or Chapter 13 filing date or 120+ day late payment or notice of default filing or foreclosure in the last 12 months.	Generally, no Chapter 7 liquidation date or Chapter 13 filing date or 120+ day late payment or notice of default filing or foreclosure in the last 12 months.

Debt-to-Income Ratios	Up to 55%	Up to 55%	Up to 50%	Up to 50%	Up to 50%	Up to 50%

Maximum LTV (owner occupied SFR)	95%	95%	95%	90%	85%	80%

Maximum CLTV (owner occupied SFR)	100%	100%	100%	95%	95%	90%

In addition to the six risk grades described above, we also have a Mortgage Advantage program. This program uses the applicant’s mortgage payment history as a primary factor in assessing the applicant’s ability to repay the loan. The program allows no more than one 30 day late payment and no 60 day late payments within the last 12 months on an existing mortgage loan. FICO scores are used to determine maximum loan-to-value ratios, and bankruptcy and foreclosure criteria apply.

The categories and criteria described in our underwriting table above are guidelines only. On a case-by-case basis, we may determine that an applicant warrants a loan-to-value ratio exception, a loan amount exception, a debt-to-income exception or another exception. We may allow such an exception if the application reflects certain compensating factors such as a lower than maximum loan-to-value ratio, a maximum of one 30 day late payment on all mortgage loans during the last 12 months, or a meaningful amount of liquid reserves. We may also grant an exception if the applicant places in escrow a down payment of at least 20% of the purchase price of the mortgage property or if the new mortgage loan significantly reduces the applicant’s aggregate monthly payments. All of our loan programs have tiered exception levels whereby approval of exceptions are escalated to higher loan approval authority levels.

Loan Applications and Credit Reports

All mortgage loans originated or purchased under our guidelines are based on loan application packages submitted through mortgage brokerage companies or on loan files submitted by correspondents. Loan application packages submitted through mortgage brokerage companies, containing in each case relevant credit, property and underwriting information on the loan request, are compiled by the applicable mortgage brokerage company and submitted to us for approval and funding. The mortgage brokerage companies receive a portion of the loan origination fee charged to the mortgagor at the time the loan is made and/or a yield-spread premium for services provided to the borrower.

Property Appraisals

Our guidelines are applied in accordance with a procedure that complies with applicable federal and state laws and regulations and require, among other things, an appraisal of the mortgaged property that conforms to Uniform Standards of Professional Appraisal Practice and an audit of such appraisal by an approved appraiser or by one of our in-house collateral auditors, who are typically licensed appraisers. We conduct a complete desktop appraisal review of each submitted loan with the objectives of validating appraisal report data, market value, subject marketability, subject area market trends, collateral acceptability and fraud detection. When data is not available electronically or reviewers are unable to validate information contained within an appraisal, we may order an additional appraisal through our national network of preferred appraisers.

Income Documentation

Our underwriting guidelines include four levels of documentation requirements. In addition to single-family residences, certain of the mortgage loans will be underwritten (in many cases, as described above, subject to exceptions for compensating factors) in accordance with programs established by us for the origination of mortgage loans secured by mortgages on condominiums, vacation and second homes, manufactured housing, two- to four-family properties and other property types. We have established specific parameters for jumbo loans, which are designated in our guidelines as mortgage loans with original principal balances in excess of $500,000. Our guidelines require that the documentation accompanying each mortgage loan application include, among other things, a credit report on the related applicant from a credit reporting company. In most instances, we verify the credit report submitted by the loan broker or correspondent against credit data obtained by us from the credit bureaus. In the case of purchase money mortgage loans, we generally validate the source of funds for the down payment.

Risk Management

Our risk management philosophy embodies a risk-adjusted valuation process that relies heavily on in-depth quantitative analysis. Intrinsic to this quantitative approach is the need for accurate and timely collateral characteristics and performance information. We have a repository of data collected on our loans through our automated underwriting system and performance databases. Due to the electronic form of this data, we have been able to conduct an analysis of the loans we originate to derive a set of metrics that help predict the probability of default. Although we do not service the loans we originate, we do receive monthly loan-level servicing performance information. This information, combined with in-house origination data, is the basis for risk management analytics. Consistent and timely data collection and analysis allows us to fine-tune credit policy continuously. Information regarding loan performance is continuously communicated to sales and operations management.

Compliance, Quality Control and Quality Assurance

We regularly monitor the laws, rules and regulations that apply to our business and analyze any changes to them. We integrate many legal and regulatory requirements into our automated underwriting system in order to reduce the prospect of inadvertent non-compliance due to human error. We also maintain policies and procedures, summaries and checklists to help our origination personnel comply with these laws.

Our quality control department administers all pre-funding audit functions, including the investigation of loans suspected of containing questionable information and the auditing of loans submitted by brokers who have been placed on our watch list for potential material misrepresentation. Information gathered during the approval process is re-verified prior to funding as an additional check. Heightened awareness of “red flags,” or warning signs of potential fraud discovered during this process, is a part of the fraud training that we perform on a regular basis.

Our quality assurance group administers all post-closing audit functions, including a monthly audit on loan production quality in relation to our guidelines. In addition, our quality assurance group audits early payment default loans and performs investigations, as needed, to determine if any material misrepresentation was evidenced in the file. Information from these audits is used in the analysis of repurchase requests from investors. The quality assurance department also performs target audits to track the status of loans that were reviewed by our quality control department.

With the combined efforts of our quality control and quality assurance departments we generally review and re-underwrite 9% to 15% of all of the loans that we originate. All findings of both departments are reported on a monthly basis to members of our senior management. The reports identify trends and patterns, which we then use in the ongoing training of our loan production staff.

Warehouse Financing for Loan Originations

We finance mortgage loans initially under one of five different secured warehouse facilities. We generally hold loans in our warehouse facility for approximately 40 days before the loans are sold. We repay the related borrowings under the warehouse facilities upon sale of the loans. As of September 30, 2003, we had approximately $2.0 billion in warehouse facilities, of which approximately 79% is committed. Maintaining a diversified group of lenders prevents us from becoming dependent upon any one source of capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Our warehouse and residual interest expense as a percentage of total revenues for the year ended December 31, 2002 and for the nine months ended September 30, 2003 was 10.6% and 8.3%, respectively.

Loan Sales Process

We sell all of the loans we originate on a whole loan basis. Our loan sales process is structured primarily around the sale of whole loans to large institutions for cash. In order to hedge the risk of declining market values of funded loans on our balance sheet, we enter into forward-sale contracts with our institutional clients for approximately 94% of the loans we originate. These contracts are strategic arrangements that mandate us to sell a pre-specified quantity of loans in accordance with predetermined guidelines for cash and to deliver the loans on a monthly basis. This process, facilitated by aligning our automated underwriting with the institutions’ credit requirements, allows us to successfully mitigate interest rate risk by originating loans for which there is a liquid market. Under the terms of our loan sale agreements, we make representations and warranties about our loans and origination practices to the purchaser. We may be required to repurchase loans in the event that these representations are untrue and have a material effect on the value of the loan, or if the applicable borrower under any loan fails to make the first (or in some cases second) payment following the sale of the loan to the buyer.

Loan Servicing

We outsource the servicing of all the loans we originate. For the loans we originate and hold for sale, we enter into an annual agreement with a third party. With respect to the loans we securitized, we act as master servicer and have contracted with a third party to service those loans as a subservicer.

Competition

We continue to face competition in the business of originating and selling mortgage loans. Our competitors include other consumer finance companies, mortgage banking companies, commercial banks, credit unions, thrift institutions, credit card issuers and insurance finance companies. Most notably, in the past two or three years, some large diversified financial corporations have purchased several of our competitors. Other large financial institutions have gradually expanded their “non-prime” or “sub-prime” lending capabilities. Many of these companies have greater access to capital at a cost lower than our cost of capital under our warehouse financing facilities. Federally chartered banks and thrifts can preempt some of the state and local lending laws to which we are subject, thereby giving them a competitive advantage. In addition, many of these competitors have considerably greater technical and marketing resources than we have.

At the same time, the two large government-sponsored secondary market purchasers of loans, Fannie Mae and Freddie Mac, have begun purchasing some non-prime loans. This has the potential of increasing competition as lenders without prior non-prime origination expertise begin originating non-prime loans to Fannie Mae’s and Freddie Mac’s guidelines using their automated tools.

We also face competition from smaller, recently established wholesale mortgage banking companies that try to attract our key managers and account executives as well as our key brokers.

Competition among industry participants can take many forms, including convenience in obtaining a loan, customer service, marketing and distribution channels, amount and term of the loan, loan origination fees and interest rates. Additional competition may lower the rates we can charge borrowers, thereby potentially lowering gain on future loan sales. Our results of operations, financial condition and business prospects could be materially adversely affected to the extent any of our competitors significantly expands its activities in our markets. Fluctuations in interest rates and general economic conditions may also affect our competitive position.

Regulation

Our business is regulated by federal, state and local government authorities and is subject to extensive federal, state and local laws, rules and regulations. We are also subject to judicial and administrative decisions that impose requirements and restrictions on our business. At the federal level, these laws and regulations include:

•	the Equal Credit Opportunity Act;

•	the Federal Truth in Lending Act and Regulation Z;

•	the Home Ownership and Equity Protection Act;

•	the Real Estate Settlement Procedures Act;

•	the Fair Credit Reporting Act;

•	the Fair Debt Collection Practices Act;

•	the Home Mortgage Disclosure Act;

•	the Fair Housing Act;

•	the Telephone Consumer Protection Act; and

•	the Gramm-Leach-Bliley Act.

These laws, rules and regulations, among other things:

•	impose licensing obligations and financial requirements on us;

•	limit the interest rates, finance charges and other fees that we may charge;

•	prohibit discrimination;

•	impose underwriting requirements;

•	mandate disclosures and notices to consumers;

•	mandate the collection and reporting of statistical data regarding our customers;

•	regulate our marketing techniques and practices; and

•	require us to safeguard non-public information about our customers.

Our failure to comply with these laws can lead to:

•	civil and criminal liability;

•	loss of approved status;

•	demands for indemnification or loan repurchases from buyers of our loans;

•	class action lawsuits; and

•	administrative enforcement actions.

As of September 30, 2003, we were licensed by or exempt from licensing requirements by the relevant state banking or consumer credit agencies to originate first and second mortgages in all 50 states and the District of Columbia.

Regulatory Developments

The regulatory environment in which we operate continues to become more complex. Traditional laws and regulations affecting the mortgage banking industry are being supplemented or replaced by more detailed and burdensome federal, state and local legislation. In addition, consumer groups continue their efforts to obtain passage of state and local laws designed to combat predatory lending, with mixed results. We closely monitor regulatory compliance activities in order to anticipate changes as they may affect us.

The United States Department of Housing and Urban Development, or HUD, has recently proposed major changes to the Real Estate Settlement Procedures Act, or RESPA. If the proposed changes are adopted, lenders will have the ability to choose to offer a borrower a guaranteed or fixed price for all closing costs (referred to as a Guaranteed Mortgage Package, or GMPA), or will be required to provide a more detailed level of disclosure.

Under the GMPA program as currently proposed, a lender will be able to offer an applicant a guaranteed fixed closing cost for all or most settlement services. By doing so, the lender will be exempt from all of the RESPA Section 8 prohibitions on the payment of referral fees. These proposed changes were met with significant resistance from the real estate and mortgage banking industries, and Congress has suggested that HUD re-evaluate some of the proposed reforms. As a result, implementation of these changes will likely not occur in 2003, but some form of RESPA reform could occur in 2004.

Numerous states and municipalities have also enacted or are considering laws to combat predatory or high-cost lending. These laws vary state by state, with some states implementing laws that track federal high-cost loan limits and tests, but with other states having much lower thresholds. States that have significant high-cost rules that vary from federal thresholds include Georgia, North Carolina, New York, New Jersey, Illinois, Massachusetts and California. We monitor these laws prior to enactment and adopt appropriate practices to maintain compliance.

As the regulatory landscape has become more complex and legislation continues to proliferate, it has become increasingly difficult to operate an efficient national mortgage lending operation. As a result, we are a founding member of the Coalition for Fair and Affordable Lending, or CFAL, formed by a group of non-prime lenders to seek passage of a bill providing a uniform federal standard in lieu of the patchwork of state and local rules. CFAL, launched in January 2003, was formed to advocate national, uniform fair legislative standards for non-prime mortgage lending. CFAL currently represents over one-third of the non-prime mortgage lending industry. CFAL is supporting passage of the “Responsible Lending Act.” The legislation, introduced by Congressman Bob Ney (R-OH) and co-sponsored by Representatives Ken Lucas (D-KY), Paul Gillmor (R-OH) and Gary Miller (R-CA), is intended to create a uniform, national standard for non-prime mortgage lending. If enacted, this bill would be the most significant reform of federal consumer protection law in connection with mortgage lending since the Home Ownership and Equity Protection Act of 1994.

Privacy continues to be a high profile area of the law, and more states are expected to create additional laws relating to consumer privacy in the future. A new federal law became effective in 2001 (the Gramm-Leach-Bliley Privacy Act), which requires lenders to notify customers of their privacy policy and provide consumers with the ability to opt-out of sharing information. Many states are now considering or have heretofore enacted legislation that will go beyond the requirements of the Act and impose additional obligations upon lenders. We continue to monitor these state activities to evaluate the potential impact of any proposed new laws.

Employees

As of December 31, 2003, we had approximately 970 employees, of which 961 were considered full-time. None of our employees are represented by labor unions and we have not entered into any collective bargaining agreements. We believe that our relations with our employees are good.

Properties and Facilities

Our headquarters are located in Woodland Hills, California and consist of 110,222 square feet of space. We currently lease this space and the lease expires in May 2005. We also lease space for our regional operating center in Dallas, Texas, which lease terminates in October 2007.

Legal Proceedings

We are party to various legal proceedings. Although the final outcome of any legal proceeding is subject to many variables and cannot be predicted with any degree of certainty, we presently believe that any ultimate liability resulting from any of the legal proceedings, or all of them combined, would not have a material adverse effect on our financial condition, results of operations or liquidity.

A suit, Hosfeld v. Weyerhauser Mortgage Company, is currently pending against us alleging, among other things, that the practice of requiring maintenance of mortgage escrow balances in excess of certain ceilings violates various federal and state consumer protection laws. The complaint was filed in January 1999 in the U.S. District Court for the Western District of New York and was later transferred to the Eastern District of Illinois. The plaintiffs in this suit are attempting to be certified as a class.

Additionally, a suit, Donegan v. WMC Mortgage Corp, et al., was originally filed on September 18, 2003 in the Circuit Court for Russell County, Alabama; Case No. CV-03-427, and removed to the U.S. District Court for the Middle District of Alabama, Eastern Division. The plaintiff alleges that we are in violation of Alabama’s Consumer Credit Act as it relates to the collection of prepayment penalties, and the plaintiff’s counsel is seeking to have the case certified as a class action. The plaintiff’s counsel has also filed a petition to remand the case back to the Circuit Court, which is pending. During the period at issue in the action, we originated approximately 141 loans in Alabama.

Although no class has yet been certified in the proceedings pending against us, and we believe that we have meritorious defenses that will be pursued vigorously, we cannot estimate with any reasonable degree of certainty our ultimate legal or financial exposure, if any, with respect to the alleged claims. Therefore, no assurance can be given that a negative outcome in these or similar actions will not have a material adverse effect on us, or that additional class action suits will not be filed against us.

MANAGEMENT

Board of Directors and Executive Officers

Our directors and executive officers are set forth below. Executive officers report directly to the President and the President reports to the Chief Executive Officer.

Name	Age*	Position
Daniel W. Porter	48	Chairman of the Board and Chief Executive Officer
Amy Brandt	31	President and Chief Operating Officer
David Trzcinski	45	Executive Vice President, Chief Financial Officer and Treasurer
Mark Walter	41	Executive Vice President, Credit & Operations
Todd Wallace	42	Executive Vice President, Risk, Systems and Capital Markets
George M. Eshaghian	37	Executive Vice President, General Counsel and Secretary
Marc Becker	31	Director
Eric Press	38	Director
Lance Milken	28	Director
Frank O’Bryan	70	Director
Robert Rosen	57	Director
Michael Weiner	51	Director

*	All ages are as of December 31, 2003.

Daniel W. Porter was named our Chief Executive Officer and Chairman of our Board of Directors on October 15, 2003. Before joining us, Mr. Porter was Chairman and Chief Executive Officer of Wells Fargo Financial, which positions he assumed in December 1999. Before his tenure at Wells Fargo Financial, Mr. Porter served in various positions at General Electric Capital for thirteen years, including two years as Managing Director of General Electric Capital Europe and six years as Chief Executive Officer and General Manager of Retailer Financial Services.

Amy Brandt was named our President in June 2003 and our Chief Operating Officer in November 2003 and had been our Executive Vice President, Loan Production since 2000. Before heading our sales and marketing efforts, Ms. Brandt was a sales representative with us since 1997.

David Trzcinski has been our Chief Financial Officer since 1999 and has served as our Treasurer since 1993. Prior to joining us in 1985, Mr. Trzcinski was a consultant with Arthur Andersen’s Consulting Division from 1980 to 1983.

Mark Walter has been our Executive Vice President, Credit & Operations and a member of our senior management team since 1999. Prior to joining us, Mr. Walter was First Union Bank’s Senior Vice President and Director of Risk Management for The Money Store from 1998 to 1999. Prior to his tenure at The Money Store, Mr. Walter served as Director of Risk Management for the Consumer Banking Group at Great Western Bank from 1996 to 1998.

Todd Wallace was named our Executive Vice President, Risk, Systems and Capital Markets in May 1997. Prior to joining us, Mr. Wallace served as Chief Financial Officer of Spring Mountain Group and Pioneer Savings and Loan from 1994 until 1997. Prior to 1994, Mr. Wallace was employed by Security Pacific Bank/Bank of America for eleven years in a variety of financial positions, including two years in the Interest Rate and Currency Risk Management Group and nine years in finance for the Residential Real Estate Lending Group.

George M. Eshaghian joined us in March 2001 and is currently our Executive Vice President, General Counsel and Secretary after nine years as an attorney with Skadden, Arps, Slate, Meagher & Flom LLP, where his practice focused on real estate and corporate law.

Marc Becker has served on our board of directors since December 2001. Mr. Becker has been employed with Apollo Management since 1996 and has served as an officer of certain affiliates of Apollo since 1999. Prior to that time, Mr. Becker was employed by Smith Barney, Inc. within its Investment Banking division. Mr. Becker serves on several boards of directors, including NFP, Inc., Pacer International, Inc., Quality Distribution, Inc. and United Agri Products, Inc.

Eric Press has served on our board of directors since February 2002. Mr. Press has been employed with Apollo Management since 1998 and has served as an officer of certain affiliates of Apollo. From 1992 to 1998, he was associated with the law firm of Wachtell, Lipton, Rosen & Katz, specializing in mergers, acquisitions, restructurings and related financing transactions. From 1987 to 1989, Mr. Press was a consultant with The Boston Consulting Group.

Lance Milken has been a member of our board of directors since December 2001. Mr. Milken has been employed with Apollo Management since 1998 and has served as an officer of certain affiliates of Apollo.

Frank O’Bryan has served on our board of directors since May 1997 and was our Chairman from May 1997 until February 2003. Mr. O’Bryan served on the board of Spring Mountain Group, the parent of Spring Mountain Escrow Corporation, from 1985 through our acquisition of the Spring Mountain Group in 1997. Prior to 1985, Mr. O’Bryan was Vice Chairman and Director of Shearson Lehman Brothers, and Chairman and Chief Executive Officer of Shearson Lehman Mortgage Corp. His current board memberships include First American Financial Corp. and Standard Pacific Corp.

Robert Rosen has been a member of our board of directors since May 1997. Mr. Rosen was Chairman and Chief Executive Officer of National Financial Partners, a financial services distribution corporation, from 1998 to 2002. Mr. Rosen is also Chief Executive Officer of RLR Partners, LLC, a private investment company, and Senior Managing Director of Dolphin Domestic Fund II.

Michael Weiner has been a member of our board of directors since May 1997. Mr. Weiner is a principal of Apollo Management and has served as a Vice President and general counsel of Apollo Management and certain affiliates of Apollo since 1992. Prior to 1992, Mr. Weiner was a partner in the law firm of Morgan, Lewis & Bockius LLP, specializing in securities law, public and private financing, and corporate and commercial transactions. Mr. Weiner is also a director of Quality Distribution, Inc.

Committees of the Board of Directors

Our board of directors has established the following standing committees:

Executive Committee.    Except to the extent that its powers are limited by law, our certificate of incorporation or bylaws or our board of directors, the executive committee has the same powers as our board of directors. During the intervals between meetings of the board of directors, the executive committee may exercise all of the powers of the board of directors in the management and control of our business. All action taken by the executive committee is required to be reported at the board’s first meeting after the action is taken. The executive committee consists of Robert Rosen and Marc Becker.

Audit Committee.    The audit committee makes recommendations to our board of directors regarding the selection of independent auditors, reviews the results and scope of the audit and other services provided by our independent auditors, and reviews and evaluates our audit and control functions.

While the audit committee has the powers and responsibilities set forth in its charter, it is not the responsibility of the audit committee to plan or conduct audits or to determine that our financial statements are complete and accurate or are in compliance with generally accepted accounting principles. This responsibility will fall to our management and our independent auditors. Likewise, it is not the responsibility of our audit committee to conduct investigations, resolve disputes, if any, between management and our independent auditors or to assure compliance with laws and regulations of our legal and ethical compliance policies. The audit committee of our board of directors consists of Marc Becker and Lance Milken, with Mr. Becker serving as chairman.

Compensation Committee.    The compensation committee is responsible for:

•	reviewing and recommending to our board of directors the adoption or amendment of the various compensation and benefit plans and programs maintained for our officers and other key employees, including any stock option or incentive compensation plans, and approving the terms and conditions of awards under such plans;

•	reviewing and approving certain compensation and benefit arrangements for senior management; and

•	reviewing and approving compensation for our executive officers.

The compensation committee administers our compensation and benefit plans and programs, our stock incentive plans and our bonus plans. The compensation committee of our board of directors consists of Robert Rosen, Marc Becker and Frank O’Bryan, with Mr. Becker serving as chairman.

Compliance Committee.    The primary function of our compliance committee is to represent our board in the oversight and review of our regulatory compliance programs. The compliance committee consists of Michael Weiner and Eric Press.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee of WMC Finance’s board of directors is an officer or employee of our company. No executive officer of our company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee.

Limitation of Directors’ Liability and Indemnification

As permitted by Delaware law, our Certificate of Incorporation contains a provision eliminating the personal liability of our directors to us and our stockholders for monetary damages for breaches of their fiduciary duty as directors to the fullest extent permitted by the General Corporation Law of Delaware. Under the present provisions of the General Corporation Law of Delaware, our directors’ personal liability to us and our stockholders for monetary damages may be so eliminated for any breach of fiduciary duty as a director other than (i) any breach of a director’s duty of loyalty to us or to the stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, (iii) dividends or stock repurchases or redemptions that are illegal under Delaware law, and (iv) any transaction from which a director receives an improper personal benefit. This provision pertains only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. As a result of the inclusion of such provision, stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have any effective remedy against the challenged conduct.

Our Bylaws require us to indemnify our officers and directors against expenses and costs, judgments, settlements and fines reasonably incurred in the defense of any claim, other than any claim brought by us or in our right, to which they were made parties by reason of being or having been officers or directors.

We intend to enter into indemnification agreements with the officers and directors of our wholly owned subsidiaries, whereby we will indemnify them in substantially the same manner as we indemnify our officers and directors pursuant to our Bylaws.

Executive Compensation

Summary of Cash and Other Compensation

The following table describes the compensation we paid to our chief executive officer and our four other most highly compensated executive officers during the fiscal year ended December 31, 2003:

Summary Compensation Table

	Annual Compensation			Long-Term Compensation
	Salary	Bonus	Other Annual Compensation (1)	Awards		All Other Compensation
Name and Principal Position				Restricted Stock Awards ($)	Securities Underlying Options (#)
Daniel W. Porter(2) Chairman and Chief Executive Officer	—	—	—	550,000	500,000	—
Amy Brandt(3) President and Chief Operating Officer	210,000	2,335,469	8,400	1,500,000	250,000	1,618,740
David Trzcinski(4) Executive Vice President, Chief Financial Officer and Treasurer	200,000	1,000,000	8,400	—	—	2,079,480
Mark Walter(5) Executive Vice President, Credit & Operations	200,000	1,200,000	8,400	—	—	2,067,960
Todd Wallace(6) Executive Vice President, Risk Systems and Capital Markets	200,000	1,300,000	8,400	—	25,000	1,019,113

(1)	Except for Mr. Porter, other annual compensation includes our contribution of $8,400 to each of the named executive officers’ 401(k) plan.
(2)	Pursuant to Mr. Porter’s employment agreement, we will begin paying him an annual base salary of $375,000 on April 15, 2004. No bonus was paid to Mr. Porter in 2003.
(3)	The bonus column for Ms. Brandt includes $500,000 paid under our deferred incentive compensation plan and an additional bonus of $1,835,469. All other compensation consists of $1,618,740 earned under our June 2003 and December 2003 Bonus Plans, of which $687,500 has been deferred.
(4)	The bonus column consists of $1,000,000 earned under our deferred incentive compensation plan, of which $500,000 was deferred. All other compensation consists of $2,079,480 earned under our June 2003 and December 2003 Bonus Plans, of which $794,750 has been deferred.
(5)	The bonus column consists of $1,200,000 earned under our deferred incentive compensation plan, of which $600,000 was deferred. All other compensation consists of $2,067,960 earned under our June 2003 and December 2003 Bonus Plans, of which $783,750 has been deferred.
(6)	The bonus column consists of $1,300,000 earned under our deferred incentive compensation plan, of which $650,000 was deferred. All other compensation consists of $969,400 earned under our June 2003 and December 2003 Bonus Plans, of which $481,250 has been deferred, and forgiveness of $49,713 of outstanding debt, which we previously loaned to Mr. Wallace for the purchase of shares of our Series C preferred stock.

Options

The table below sets forth the options granted to the named executive officers during 2003. Each option represents the right to purchase one share of common stock of WMC Finance. Each option vests in installments of 20% per year.

The potential realizable values are based on an assumption that the stock price of our common stock will appreciate at the annual rate shown (compounded annually) from the date of grant until the end of the option term. These values do not take into account amounts required to be paid as income taxes under the Internal Revenue Code and any applicable state laws or option provisions providing for termination of an option following termination of employment, non-transferability or vesting. These amounts are calculated based on the requirements promulgated by the SEC and do not reflect our estimate of future stock price growth of the shares of our Class B common stock.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Realizable Value at Assumed Annual Rate of Stock Price Appreciation for Option Term
Name	Number of Securities Underlying Options Granted	% of Total Options Granted to Employees in 2003	Exercise Price per Share ($/Share)	Expiration Date
					5%($)	10%($)
Daniel W. Porter	500,000	50.3%	11.00	12/31/13	3,458,920	8,765,584
Amy Brandt	250,000	25.1	11.00	12/31/13	1,729,460	4,382,792
Dave Trzcinski	—	—	—	—	—	—
Mark Walter	—	—	—	—	—	—
Todd Wallace	25,000	2.5	11.00	12/31/13	172,946	438,279

The following table provides summary information of the options exercised and the number of shares of our Class B common stock represented by outstanding stock options held by each of our named executive officers as of December 31, 2003. There was no public trading market for our Class B common stock as of December 31, 2003. Accordingly, the dollar values in the table shown below are calculated based upon an assumed market value of $11.00 per share, less the exercise price of the options, and multiplying the result by the number of shares.

Aggregated Option Exercises In Last Fiscal Year and

Fiscal Year-End Option Values

Name	Shares Acquired on Exercise	Value Realized	Number of Securities Underlying Unexercised Options at December 31, 2003		Value of Unexercised In-the-Money Options at December 31, 2003
			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)
Daniel W. Porter	—	—	—	500,000	—	—
Amy Brandt	—	—	124,000	376,000	1,016,800	1,033,200
David Trzcinski	—	—	175,000	114,000	1,405,680	934,800
Mark Walker	—	—	171,000	114,000	1,402,200	934,800
Todd Wallace	—	—	65,000	135,000	533,000	902,000

Employment and Severance Agreements

In September 2003, we entered into an employment agreement with our Chairman and Chief Executive Officer, Daniel Porter. We agreed to pay Mr. Porter a base salary of $375,000, which may be increased by the compensation committee of our board of directors. Mr. Porter is also entitled to a bonus, which will be an amount equal to 12.5% of the aggregate pool established each year under our deferred incentive compensation plan.

On December 31, 2003, we granted Mr. Porter options to acquire shares of our common stock at an exercise price of approximately $11.00. The options will vest in equal installments over a period of five years. If we terminate Mr. Porter’s employment other than for cause, we will continue to pay his salary for a period of one year, along with a prorated bonus for the number of days he was employed by us during his year of termination.

If we terminate Mr. Walter without cause, we have agreed to pay him an amount equal to one year of his base salary.

Employee Benefit Plans

December 2003 Bonus Plan

We adopted a bonus plan in December 2003, which we funded with approximately $25.7 million from the net proceeds of the offering of the old notes. The plan will be used to pay bonuses to approximately 86 employees of WMC Mortgage Corp. and directors of WMC Finance. The aggregate bonus to be paid to each participant under the plan will be made on the dates and in the amounts as set forth in a participation agreement between the plan participant and us. Each deferred payment to an employee will generally be contingent upon the participant being employed by us on the scheduled date of the payment. If the participant is not employed by us on a scheduled payment date for reasons other than death or disability, the participant will forfeit both that payment and all subsequent payments. All forfeited payments will be allocated pro-rata among the remaining participants in the plan who are employees at that time. The bonus payments may be accelerated under certain conditions, including a change of control of WMC Finance or WMC Mortgage Corp.

June 2003 Bonus Plan

On June 26, 2003, our wholly owned subsidiary, WMC Mortgage Corp., adopted the June 2003 Bonus Plan. Pursuant to this plan, approximately 86 of WMC Mortgage Corp.’s employees and directors (as determined by its compensation committee) are entitled to receive a bonus under certain conditions. The aggregate potential payout under the June 2003 Bonus Plan is $9.7 million. The payment of the bonus to a plan participant is conditioned upon (a) such participant being employed by the company on March 1, 2010, and (b) the option held by such participant not having expired or terminated. The bonus payment may be accelerated under certain conditions, including a change of control of WMC Finance or WMC Mortgage Corp.

2003 Stock Incentive Plan

In October 2003, our board adopted a stock option plan that provides for the granting of stock options to directors, officers, employees, consultants and advisors to attract and retain qualified personnel and to provide for additional performance-based incentives. The plan allows the optionee to purchase shares of our Class B common stock at exercise prices determined on the date of grant. The plan provides that the options terminate ten years from the date of grant. The options vest over five years in equal installments of 20% per year, subject to acceleration in certain events. Upon the termination of the optionee’s employment for cause, we have a 90-day call right with respect to the unexercised portion of the options that have vested, as well as any Class B shares that have been acquired upon the exercise of options. Subject to these call rights, upon the termination of the optionee’s employment for cause, any portion of the option that has vested will be exercisable for 30 days following the termination date. A total of 2,000,000 shares of Class B stock have been reserved for issuance under the plan.

2000 Stock Incentive Plan

In May 2000, our board adopted a stock option plan that provides for the granting of stock options to directors, officers, employees, consultants and advisors to attract and retain qualified personnel and to provide for additional performance-based incentives. The plan allows the optionee to purchase shares of our Class B common stock at a price of $2.80 per share. The plan provides that the options terminate ten years from the date of grant. The options vest over five years in equal installments of 20% per year, subject to acceleration in certain events. Upon the termination of the optionee’s employment for cause, we have a 90-day call right with respect to the unexercised portion of the options that have vested, as well as any Class B shares that have been acquired upon the exercise of options. Subject to these call rights, upon the termination of the optionee’s employment for cause, any portion of the option that has vested will be exercisable for 30 days following the termination date. A total of 4,033,963 shares of Class B stock have been reserved for issuance under the plan.

1997 Stock Incentive Plan

In July 1997, our board adopted a non-qualified incentive stock option plan that provides for the granting of stock options to directors, officers, employees, consultants and advisors to attract and retain qualified personnel and to provide for additional performance-based incentives. All options granted under this plan allow the optionee to purchase shares of our Class B common stock at a price of $10.13 per share. The options vest over five years in equal installments of 20% per year, subject to acceleration in certain events. Upon the termination of the optionee’s employment under any circumstances, we have a 90-day call right with respect to the unexercised portion of the options that have vested, along with any Class B shares that have been acquired upon exercise of the options. A total of 846,830 shares of Class B stock have been reserved for issuance under the plan.

Deferred Incentive Compensation

In addition to the above, we formalized a short-term incentive plan for certain bonus arrangements related to 2002. The 2002 plan allows for 100% current payment of the total bonus awarded up to $75,000. Any bonus amount over $75,000 will have a portion in excess of the current payment deferred over the next two years, with 50% paid in the year after the current payment and the remaining 50% paid two years after the current payment. We intend to adopt comparable plans for 2003 and 2004. The amount expensed under this plan for December 31, 2002 was $6.9 million. Subject to the provisions of the plan, the amount approved by WMC Finance’s board of directors was $10.8 million, of which $3.6 million is deferred, at December 31, 2002. All amounts may be accelerated upon a change in control.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our common stock and preferred stock as of December 31, 2003 by:

•	each person known by us to be a beneficial owner of more than 5.0% of our outstanding common stock,

•	each of our directors,

•	each of our executive officers, and

•	all directors and officers as a group.

The amounts and percentage of common stock and preferred stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest.

The Series D and Series E preferred stock and Class A common stock vote on all matters submitted to a vote of our stockholders. The holders of our Series C preferred stock and Class B common stock are generally not allowed to vote on matters submitted to our stockholders. Holders of shares of each class of common stock may elect at any time to convert into an equal number of shares of the other class of common stock. Upon certain conditions, holders of Series D and Series E preferred stock may be allowed or required to convert into Class A common stock and holders of Series C preferred stock may be allowed or required to convert into our Class B common stock.

Unless otherwise indicated, we believe that each of the stockholders listed has sole voting and investment power with respect to their beneficially owned shares of common stock. The percentages reflect beneficial ownership as determined under Rule 13d-3 under the Securities Exchange Act of 1934 and are based on 1,435,498 shares of Series C preferred stock, 1,881,422 shares of Series D preferred stock, 2,606,342 shares of Series E preferred stock, 9,284,979 shares of Class A common stock and 1,438,559 shares of Class B common stock outstanding as of December 31, 2003, which includes the shares of Class B common stock underlying options held by such person that are exercisable by February 29, 2004, but excludes shares of Class B common stock underlying options held by any other person. Unless otherwise set forth above, the address of the listed stockholders is c/o WMC Finance Co., 6320 Canoga Avenue, Woodland Hills, California 91367.

Name of Beneficial Owner	Series C Preferred Stock		Series D Preferred Stock		Series E Preferred Stock		Class A Common Stock		Class B Common Stock		Percent of Total Voting Interest
	Number	% of Class	Number	% of Class	Number	% of Class	Number	% of Class	Number	% of Class
Five Percent Stockholders
Chatham Street Holdings LLC(1)	1,348,461	93.9	1,881,422	100.0	2,606,342	100.0	9,184,208	98.9	—	—	99.3
Scott McAfee(2)	—	—	—	—	—	—	50,000	*	572,416	33.9	*
Directors and Executive Officers
Daniel Porter	—	—	—	—	—	—	—	—	50,000	3.5	—
Amy Brandt(3)	—	—	—	—	—	—	—	—	260,364	16.7	—
David Trzcinski(4)	—	—	—	—	—	—	—	—	175,000	10.9	—
Mark Walter(5)	—	—	—	—	—	—	—	—	171,000	10.6	—
Todd Wallace(6)	556	*	—	—	—	—	—	—	89,517	5.9	—
George Eshaghian(7)	—	—	—	—	—	—	—	—	44,000	3.0	—
Marc Becker(8)(14)	—	—	—	—	—	—	—	—	4,000	*	—
Eric Press(9)(14)	—	—	—	—	—	—	—	—	4,000	*	—
Lance Milken(10)(14)	—	—	—	—	—	—	—	—	4,000	*	—
Michael Weiner(11)(14)	—	—	—	—	—	—	—	—	10,000	*	—
Frank O’Bryan(12)	71,187	5.0	—	—	—	—	45,000	*	613,033	40.4	*
Robert Rosen(13)	15,294	1.1	—	—	—	—	5,771	*	685,872	34.2	*
All officers and directors as a group (12 persons)	87,037	6.1	—	—	—	—	50,771	*	2,100,786	77.8	*

*	Represents beneficial ownership of less than 1% of the outstanding shares of such class of securities.
(1)	The members of Chatham Street Holdings, LLC are Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo UK Partners III, L.P. (collectively, the “Apollo Funds”). Apollo Management, L.P. serves as the day-to-day manager of Chatham Street Holdings and the Apollo Funds. Apollo Management exercises voting and dispositive power over the indicated securities and may be deemed the beneficial owner of the indicated securities. Messrs. Leon Black and John Hannan, the principal executive officers and directors of Apollo Management, disclaim beneficial ownership of any such shares.
(2)	Includes 249,190 shares of Class B common stock subject to options exercisable prior to February 29, 2004, and 101,320 shares of Class B common stock which we repurchased from Mr. McAfee on January 23, 2004 pursuant to his Separation Agreement. The address for Mr. McAfee is 440 Rivera Terrace, Corona del Mar, California 92625.
(3)	Includes 124,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(4)	Includes 175,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(5)	Includes 171,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(6)	Includes 85,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(7)	Includes 44,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(8)	Includes 4,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(9)	Includes 4,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(10)	Includes 4,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(11)	Includes 4,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(12)	Includes 80,000 shares of Class B common stock subject to options exercisable prior to February 29, 2004 and 51,540 shares of Series C preferred stock and 418,508 shares of Class B common stock held by Spring Mountain Enterprises, for which Mr. O’Bryan has sole voting and investment power.
(13)	Includes 567,453 shares of Class B common stock subject to options exercisable prior to February 29, 2004.
(14)	Messrs. Becker, Press, Milken and Weiner are each principals and officers of certain affiliates of Apollo Management, L.P. Although each of Messrs. Becker, Press, Milken and Weiner may be deemed to beneficially own shares owned by Apollo, each such person disclaims beneficial ownership of any such shares. The business address for Messrs. Harris, Weiner, Rowan and Becker is Apollo Management, L.P., 1301 Avenue of the Americas, New York, NY 10019.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Apollo Fee Agreement

On May 10, 2002 we entered into a fee agreement with our controlling stockholder, Chatham Street Holdings, LLC, an affiliate of Apollo Management, LP. Under the terms of the fee agreement, we retained Chatham as an independent consultant to provide consulting and advisory services related to any potential sale of our company or an initial public offering of our capital stock. In return, we have agreed to pay Chatham a fee. The fee will be a percentage of the economic value we and our stockholders receive as a result of any sale of our company or an initial public offering of our capital stock. The fee agreement terminated on December 16, 2003 (except for provisions therein related to expense reimbursement and indemnity).

Stockholders’ Agreement

On May 22, 1997 we entered into a stockholders’ agreement with our stockholders, Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P. and Apollo (U.K.) Partners III, L.P., and our management stockholders, Frank E. O’Bryan, Scott McAfee and Robert L. Rosen. The agreement provides for, among other matters:

•	nominating rights for Apollo and the management stockholders with respect to the composition of our board of directors, as well as provisions governing vacancies, election and removal of any such nominees;

•	restrictions on the management stockholders’ ability to invest in, engage or participate in, or otherwise profit from, any business or activity that competes with our principal business and Apollo’s ability to make any equity investment in any company that participates in our principal business;

•	restrictions on Apollo’s and the management stockholders’ ability to transfer, sell, pledge or otherwise dispose of our capital stock held by them;

•	rights of first offer and “tag along” rights granted to Apollo and the management stockholders;

•	repurchase rights granted to Apollo with respect to the shares owned by the management stockholders in the event that Apollo presents to the management stockholders a notice of our sale; and

•	registration rights for Apollo and the management stockholders.

The stockholders’ agreement terminates upon the earlier of the tenth anniversary of the agreement, the first date on which Apollo and the management stockholders cease to own in the aggregate at least 10% of our then outstanding shares, or upon an initial public offering of our capital stock.

Dividend

On June 26, 2003, we paid an aggregate cash dividend of approximately $54.7 million to the holders of our Series C, D and E preferred stock and our common stock. Prior to the payment of this dividend, we amended the terms of our Series D and E preferred stock to allow such stock to participate in dividends on junior stock on an “as-converted” basis and added a special dividend right providing the holders of such stock with a right to receive, in the aggregate, 15% of the total dividends declared on common stock or junior stock that participates in a common stock dividend on an “as-converted” basis. Approximately $7.3 million of the aggregate cash dividend amount was paid pursuant to this special dividend right. The holders of Series D and E preferred stock also received $2.75 per common share held by such stockholders on an “as-converted” basis, along with the holders of our common stock and Series C preferred stock.

Loans to Officers

In September 1997 and March 1998, we loaned money to some of our current and former officers in order for them to purchase our common stock. The outstanding principal amount of those loans was $2.9 million,

$3.1 million and $0.4 million, respectively, as of December 31, 2001 and 2002 and as of September 30, 2003. The notes bear interest at a rate of 8% per annum and mature in September 2007.

Consulting Fees

We have agreed to pay Mr. Robert Rosen a consulting fee of $300,000. At September 30, 2003, the remaining obligation was $144,000, to be paid in equal installments of $24,000 per month ending March 2004.

Advertising Fees to Stockholder

Prior to 2002, we advertised with an affiliate of one of our former stockholders. In 2002, we paid $1.8 million to the affiliate as a settlement for past advertising fees and as consideration for exiting the marketing relationship.

Stock Repurchase

In May 2002, we acquired 2,626,712 shares of Class A common stock from our former stockholder, Cendant Corporation. Cendant had previously purchased these shares from Apollo in November 2000.

Separation Agreement with Scott McAfee

On February 17, 2003 we entered into a separation agreement with Scott McAfee, our former chief executive officer, in which Mr. McAfee agreed to release us from any claims. Pursuant to the terms of the separation agreement, Mr. McAfee resigned as chief executive officer and director of us and our subsidiaries. We agreed to, among other things, (i) forgive all accrued and unpaid interest for the period from and after January 1, 2002 on certain promissory notes issued by Mr. McAfee to us; (ii) forgive all obligations, totaling $168,770, under certain promissory notes issued by Mr. McAfee to us; (iii) pay Mr. McAfee $3,363,380, subject to offset against certain other obligations of Mr. McAfee to us, on the date of the agreement in exchange for 83,421.508 shares of our Series C preferred stock and 49,155.989 shares of our Class B common stock; (iv) pay an additional $1,810,904 on January 1, 2004 in exchange for 101,320.49 shares of our Class B common stock; and (v) pay an additional $400,000 on January 1, 2005 in exchange for 15,000 shares of our Class B common stock.

In exchange for the forgiven notes and interest and the cash payments, Mr. McAfee also agreed to (i) forfeit certain dividends in 2003 on our capital stock held by him or through his trust; (ii) forfeit certain of his options to purchase shares of our Class B common stock; and (iii) modify his option agreement to provide that all unvested options would cease vesting upon the execution of the separation agreement and become vested and exercisable upon the earlier to occur of February 17, 2005, a change in control of our company (as defined in the 2000 option agreement) and his death. Notwithstanding Mr. McAfee’s forfeiture of dividends as set forth above, we paid him a portion of the dividend paid in connection with this offering. In return for such dividend payment, Mr. McAfee will waive and release any other claims he may have that he is entitled to dividends, distributions or bonus payments that we made or declared during such forfeiture period.

In connection with the separation agreement, we entered into an agreement with Mr. McAfee and Mr. O’Bryan, one of our directors, wherein we offset approximately $1 million due to us from Mr. O’Bryan under a promissory note. In return for such offset, Mr. O’Bryan offset approximately $1 million due to him from Mr. McAfee and Mr. McAfee agreed to reduce the payments due to him from us under the separation agreement by approximately the same amount.

The separation agreement also provided for Mr. McAfee’s agreement to serve as Chairman of our board of directors until December 31, 2004 and the payment of an annual salary of $250,000 in payment for his service as Chairman. The separation agreement was amended on October 10, 2003 to reflect Mr. McAfee’s resignation as a director and as chairman; however, Mr. McAfee retained his salary pursuant to the terms of the amendment of the separation agreement.

Separation Agreement with James Walker

On December 10, 2003 we entered into a separation agreement with James Walker, our former executive vice president and chief technology officer, in which Mr. Walker agreed to release us from any claims. We agreed to, among other things, pay Mr. Walker cash payments of (a) $37,500 on or before December 31, 2003, in satisfaction of Mr. Walker’s 2001 bonus, (b) $250,000 on each of December 31, 2003 and December 31, 2004 in satisfaction of Mr. Walker’s 2002 bonus, and (c) $225,000 in 2004 and $75,000 in 2005 in respect of Mr. Walker’s 2003 bonus. In addition, we allowed Mr. Walker to continue to participate in our June 2003 Bonus Plan and agreed to allow him to participate in the December 2003 Bonus Plan.

Amendments to Preferred Stock

In connection with the issuance of the old notes in December 2003, we amended the terms of our Series C, D and E preferred stock. As of September 30, 2003, Apollo owned approximately 93.9% of our Series C preferred stock and all of our outstanding Series D and E preferred stock. After giving effect to this amendment, the holders of each of our series of preferred stock will have the right to cause us to redeem their shares upon a change of control of our company at a price equal to the original issue price of such preferred stock, plus all accrued and unpaid dividends thereon. Additionally, upon such redemption the holders of Series D and E preferred stock will receive an additional amount of shares of Class A common stock. All series of preferred stock will automatically convert upon an initial public offering of WMC Finance Co. Otherwise, our preferred stock will have no other mandatory redemption feature or maturity date.

In connection with the amendment, we also:

•	granted each series of preferred stock the right to block any dividends or distributions on our junior stock, including our common stock;

•	deleted all rights of WMC Finance to redeem the preferred stock at its option;

•	eliminated the right of the Series D and E preferred stock to receive a special dividend of 15% of the total dividends declared on common or participating junior stock;

•	decreased the conversion prices of the Series D and E preferred stock;

•	provided that conversion of the preferred stock into common stock at the option of the holder be permissible only upon a change of control; and

•	added the ability of the holders of Series D and E preferred stock to receive, upon our liquidation, either (i) the original issue price of such series of preferred stock, plus accrued and unpaid dividends thereon, plus an additional amount of shares of Class A common stock or (ii) the amount of shares of common stock such holder would have received on an “as-converted” basis.

The amendment to the terms of our Series C preferred stock required us to reclassify such series into the mezzanine level of preferred stock between liabilities and stockholders’ equity on our balance sheet. Our Series D and E preferred stock remained in the mezzanine level after this amendment. For a description of our preferred stock prior to the effectiveness of these amendments, see notes 11 and 12 to our consolidated financial statements included elsewhere in this prospectus.

DESCRIPTION OF OTHER INDEBTEDNESS

The description below is a description of the principal terms of our warehouse facilities and residual financing agreement and is subject to, and qualified in its entirety by, reference to the definitive documentation.

Warehouse and Repurchase Facilities

We use five warehouse and repurchase credit facilities to finance the funding of our loan originations. The majority of our current warehouse credit facilities are committed lines, which means that the lender is obligated to fund up to the committed amount subject to our meeting various financial and other covenants. Some of our warehouse lines are, and in the future may be, uncommitted, which means that the lender may fund the uncommitted amount at its discretion. All of our current warehouse credit facilities also contain a sub-limit for “wet” funding, which is the funding of loans for which the collateral custodian has not yet received the related loan documents. Our warehouse facilities mature between July 2004 and November 2005 and are secured by the loans we purchase or originate with the funds. The weighted average interest rates on the combined warehouse facilities, based on LIBOR, were 2.66% and 2.34% at December 31, 2002 and September 30, 2003, respectively.

Our warehouse facilities are obligations of our direct, wholly owned subsidiary, WMC Mortgage Corp. We guarantee our subsidiary’s obligations under our warehouse agreement with Lehman Brothers, FSB. Otherwise, the warehouse facilities are not guaranteed by us or any of our other subsidiaries. Our warehouse financing is subject to margin calls based on the lender’s opinion of the value of our loan collateral. Each warehouse facility provides the lender the right to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowings.

Our warehouse facilities contain customary covenants for warehouse credit facilities, including restrictions on WMC Mortgage Corp.’s ability to:

•	transact with affiliates;

•	engage in mergers, acquisitions and asset sales;

•	alter the business it conducts;

•	declare dividends or redeem or repurchase capital stock; and

•	incur or guaranty additional indebtedness.

Our warehouse facilities also contain financial covenants (measured at WMC Mortgage Corp.), including:

•	minimum tangible net worth;

•	minimum interest coverage ratios;

•	minimum amount of cash and cash equivalents;

•	minimum liquidity ratios;

•	maximum leverage ratios (including and excluding warehouse indebtedness);

•	maximum ratio of debt (excluding warehouse indebtedness) to tangible net worth;

•	minimum net income; and

•	minimum aggregate committed amounts under warehouse facilities.

We were in compliance with all the terms of our warehouse facilities as of September 30, 2003. At September 30, 2003, WMC Mortgage Corp. would have been able to distribute approximately $60.9 million to

WMC Finance Co. and remain in compliance with these covenants as of such date. At September 30, 2003, after giving pro forma effect to the issuance of the old notes and the use of the net proceeds as described in “Capitalization” and an amendment in December 2003 to one of our warehouse facilities, WMC Mortgage Corp. would have been able to distribute approximately $34.3 million to WMC Finance Co. and remain in compliance with these covenants.

Events of default under the warehouse facilities include, but are not limited to:

•	failure to pay obligations when due;

•	material breach of any representation or warranty contained in the loan documents;

•	covenant defaults;

•	events of bankruptcy;

•	cross-defaults to other indebtedness, including defaults on the notes;

•	the existence of certain environmental and ERISA claims or liabilities; and

•	a change of control of our company.

DESCRIPTION OF THE EXCHANGE NOTES

The old notes were, and the exchange notes will be, issued under the indenture dated December 16, 2003 (the “Indenture”) between WMC Finance Co. and JPMorgan Chase Bank, as Trustee. The form and terms of the old notes and the exchange notes are identical in all material respects except that the exchange notes will have been registered under the Securities Act. See “The Exchange Offer—Purpose and Effect and—Transferability of the Exchange Notes.” Unless otherwise stated in this “Description of the Exchange Notes,” references to “Notes” refer to the exchange notes. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions.” In this description, the words “we,” “our,” “us” and “Company” refer only to WMC Finance Co. and not to any of its subsidiaries.

The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture and the Trust Indenture Act because they, not this description, define your rights as Holders of these Notes. You may request a copy of the indenture at our address set forth under the heading “Where You Can Find More Information.”

The registered Holder of a Note is treated as the owner of it for all purposes. Only registered Holders have rights under the Indenture.

Brief Description of the Notes

These Notes:

•	are unsecured senior obligations of the Company;

•	are senior in right of payment to any future Subordinated Obligations of the Company; and

•	are structurally subordinated to all indebtedness and liabilities of the Company’s Subsidiaries.

As of the Issue Date, all of the Company’s Subsidiaries were Restricted Subsidiaries. However, under the circumstances described under “—Certain Definitions—Unrestricted Subsidiary,” the Company will be permitted to designate certain Subsidiaries as Unrestricted Subsidiaries. The Company’s Unrestricted Subsidiaries will not be subject to the restrictive covenants in the Indenture. The Company’s Subsidiaries will not guarantee the Notes.

Principal, Maturity and Interest

The Company issued the Notes with a maximum aggregate principal amount of $200.0 million on December 16, 2003. The Company issued the Notes in denominations of $1,000 and any integral multiple of $1,000. The Notes mature on December 15, 2008. Subject to our compliance with the covenant described under the subheading “—Certain Covenants—Limitation on Indebtedness,” we are permitted, without the consent of the Holders, to issue more Notes from time to time under the Indenture on the same terms and conditions and with the same CUSIP numbers as the Notes in an unlimited principal amount (the “Additional Notes”). We will not issue any Additional Notes unless such Additional Notes are fungible with the Notes being issued hereby for U.S. Federal income tax purposes. The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Exchange Notes”, references to the Notes include any Additional Notes actually issued.

Interest on these Notes will accrue at the rate of 11 3/4% per annum and will be payable semiannually in arrears on June 15 and December 15, commencing on June 15, 2004. We will make each interest payment to the Holders of record of these Notes on the immediately preceding June 1 and December 1.

Interest on these Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Additional interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. See “The Exchange Offer—Purpose and Effect.”

Optional Redemption

Except as set forth below, we will not be entitled to redeem the Notes at our option prior to December 15, 2006.

On and after December 15, 2006, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2006	105.875%
2007	102.938%

Prior to December 15, 2006, we may at our option redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 40% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 111.750%, plus accrued and unpaid interest to the redemption date, with the Net Cash Proceeds of an Initial Public Equity Offering; provided, however, that at least 60% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of such redemption (other than Notes held, directly or indirectly, by the Company or its Affiliates).

Selection and Notice of Redemption

If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Ranking

Senior Indebtedness versus Notes

The indebtedness evidenced by these Notes will be unsecured and will rank pari passu in right of payment to the Senior Indebtedness of the Company. As of December 31, 2003, the Company’s Senior Indebtedness, including its Guarantee of Indebtedness under one of our existing Warehouse Facilities, would have been approximately $476.2 million.

The Notes are unsecured obligations of the Company. Secured debt and other secured obligations of the Company will be effectively senior to the Notes to the extent of the value of the assets securing such debt or other obligations.

Liabilities of Subsidiaries versus Notes

All of our operations are conducted through our subsidiaries, none of which will be guaranteeing the Notes. Claims of creditors of such subsidiaries, including trade creditors and creditors holding indebtedness or guarantees issued by such subsidiaries, and claims of preferred stockholders of such subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of our creditors, including Holders of the Notes. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of our subsidiaries.

At December 31, 2003, the total liabilities of our subsidiaries were approximately $1,168.3 million, including trade payables and Indebtedness under our Warehouse Facilities. Although the Indenture limits the incurrence of Indebtedness and preferred stock by certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Indebtedness.”

Book-Entry, Delivery and Form

The Notes will be issued in the form of one or more fully registered notes in global form (“Global Notes”). Ownership of beneficial interests in a Global Note will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Ownership of beneficial interests in a Global Note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See “—Exchange of Global Notes for Certificated Notes.”

So long as DTC, or its nominee, is the registered owner or holder of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owner of an interest in a Global Note will be able to transfer that interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. We take no responsibility for these operations and procedures and urge investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participants and to facilitate the clearance and settlement of transactions in those securities between participants through electronic book-entry changes in accounts of its participants. The participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the “indirect participants”). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through the participants or the indirect participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the participants and indirect participants.

DTC has also advised us that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of participants with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the participants) or by the participants and the indirect participants (with respect to other owners of beneficial interests in the Global Notes).

Investors in the Global Notes who are participants in DTC’s system may hold their interests therein directly through DTC. Investors in the Global Notes who are not participants may hold their interests therein indirectly through organizations which are participants in such system. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of an interest in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and interest and premium and additional interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners of the Notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the participants and the indirect participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its participants.

Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for a definitive note in registered certificated form (a “Certificated Note”) if:

(1)	DTC (A) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and DTC fails to appoint a successor depository or (B) has ceased to be a clearing agency registered under the Exchange Act;

(2)	the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default with respect to the Notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. The Company will make all payments of principal, interest and premium and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the Holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such Holder’s registered address. The Notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

Change of Control

Upon the occurrence of any of the following events (each a “Change of Control”), each Holder shall have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date):

(1)	any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holder, is or becomes the Beneficial Owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; provided, however, that the Permitted Holder does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the Board of Directors (for the purposes of this clause (1), such other person shall be deemed to Beneficially Own any Voting Stock of a specified person held by a parent entity, if such other person is the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of such parent entity and the Permitted Holder does not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent entity);

(2)	individuals who on the Issue Date constituted the Board of Directors (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office;

(3)	the adoption of a plan relating to the liquidation or dissolution of the Company; or

(4)	the merger or consolidation of the Company with or into another Person or the merger of another Person with or into the Company, or the sale of all or substantially all the assets of the Company (determined on a consolidated basis) to another Person, other than (A) a transaction in which the survivor or transferee is a Person that is controlled by the Permitted Holder or (B) a transaction following which (i) in the case of a merger or consolidation transaction, holders of securities that represented 100% of the Voting Stock of the Company immediately prior to such transaction (or other securities into which such securities are converted as part of such merger or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving Person in such merger or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Notes and a Subsidiary of the transferor of such assets.

Within 30 days following any Change of Control, we will mail a notice to each Holder with a copy to the Trustee (the “Change of Control Offer”) stating:

(1)	that a Change of Control has occurred and that such Holder has the right to require us to purchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control;

(3)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions, as determined by us, consistent with the covenant described hereunder, that a Holder must follow in order to have its Notes purchased.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, we will comply with the applicable securities laws and regulations and shall not be deemed to have breached our obligations under the covenant described hereunder by virtue of our compliance with such securities laws or regulations.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Company and the Initial Purchasers. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness,” “—Limitation on Liens” and “—Limitation on Sale/Leaseback Transactions.” Such restrictions can only be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford Holders of the Notes protection in the event of a highly leveraged transaction.

The agreements governing our existing warehouse facilities provide that the occurrence of certain change of control events with respect to the Company would constitute a default thereunder. Under such circumstances, the agreements would prevent our subsidiaries from making distributions to WMC Finance that may be necessary to finance our repurchase obligations, and the outstanding indebtedness thereunder may be accelerated. In that event, we may seek the consent of our lenders to permit sufficient distributions to WMC Finance to enable us to purchase Notes or may attempt to refinance the borrowings that contain such prohibitions. If we do not obtain the necessary consents or repay such borrowings, we may be unable to purchase Notes. In such case, our failure to offer to purchase Notes would constitute a Default under the Indenture.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the Holders of their right to require us to repurchase their Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a) The Company will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, no Default has occurred and is continuing and the Consolidated Leverage Ratio would be less than 3.0 to 1.0.

(b) Notwithstanding the foregoing paragraph (a), the Company and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1)	Permitted Warehouse Indebtedness existing on the Issue Date or created thereafter; provided, however, that to the extent any such Indebtedness of the Company or a Restricted Subsidiary ceases to constitute Permitted Warehouse Indebtedness, such Indebtedness shall be deemed to be Incurred by the Company or such Restricted Subsidiary, as the case may be, at such time;

(2)	Indebtedness owed to and held by the Company or a Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon and (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated to the prior payment in full in cash of all obligations with respect to the Notes;

(3)	the Notes and the Exchange Notes (other than any Additional Notes);

(4)	Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2) or (3) of this covenant);

(5)	Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by the Company (other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or was acquired by the Company); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, the Company would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(6)	Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (3), (4) or (5) or this clause (6); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (5), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(7)

Hedging Obligations Incurred by the Company or a Restricted Subsidiary consisting of Interest Rate Agreements directly related to (i) Indebtedness Incurred by the Company and its Restricted Subsidiaries in accordance with the Indenture; (ii) Receivables held by the Company or its Restricted Subsidiaries pending sale or securitization; (iii) Receivables or Servicing Receivables of the Company or its Restricted Subsidiaries that are subject to a Warehouse Facility; (iv) Receivables that the Company reasonably expects to purchase or commit to purchase, finance or accept as collateral; or (v) Excess Spread Receivables and other assets owned or financed by the Company or its Restricted

Subsidiaries in the ordinary course of business; provided, however, that such Hedging Obligations are eligible to receive hedge accounting treatment in accordance with GAAP as applied by the Company on the Issue Date;

(8)	Obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(9)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence; and

(10)	Indebtedness of the Company in an aggregate principal amount which, when taken together with all other Indebtedness of the Company outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (9) above or paragraph (a)) does not exceed $15.0 million.

(c) Notwithstanding the foregoing, the Company will not Incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant:

(1)	in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, may classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses; and

(2)	the Company will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above.

Limitation on Restricted Payments

(a) The Company will not, and will not permit any Restricted Subsidiary, directly or indirectly, to make a Restricted Payment if at the time the Company or such Restricted Subsidiary makes such Restricted Payment:

(1)	a Default shall have occurred and be continuing (or would result therefrom);

(2)	the Company is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; or

(3)	the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A)	(i) 50% of the Consolidated Net Income accrued during each fiscal quarter that both (a) commences after the consummation of an Initial Public Equity Offering and (b) at the end of which the Consolidated Leverage Ratio is less than 1.5 to 1.0 and (ii) 25% of the Consolidated Net Income accrued during each other fiscal quarter, in each case during the period from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending at least 45 days prior to the date of such Restricted Payment (or, in case such Consolidated Net Income during such period (treated as a single accounting period) shall be a deficit, minus 100% of such deficit); plus

(B)

100% of the aggregate Net Cash Proceeds, and 100% of the aggregate Net Fair Market Value of property other than cash, in each case received by the Company from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of the Company and other than an issuance or sale to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) and 100% of any cash capital contribution received by the Company from its shareholders subsequent to the Issue Date; plus

(C)	the amount by which Indebtedness of the Company is reduced on the Company’s balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Company (less the amount of any cash, or the fair value of any other property, distributed by the Company upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by the Company or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of the Company or to an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees); plus

(D)	an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

With respect to any proposed dividend or other distribution in respect of the Capital Stock of the Company to be made by the Company based upon the receipt of the Net Cash Proceeds of an Initial Public Equity Offering, the Company shall be entitled to declare such dividend or distribution not more than 30 Business Days prior to the consummation of such Initial Public Equity Offering without having to comply with this covenant, provided that such dividend or distribution shall be paid within 10 days after, and is conditioned upon (to the extent permitted by applicable law), the closing of such Initial Public Equity Offering, and such payment otherwise complies with this covenant at the time of payment.

(b) The preceding provisions will not prohibit:

(1)	any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of the Company or an employee stock ownership plan or to a trust established by the Company or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by the Company from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2)	any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of the Company which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3)

dividends or distributions paid within 60 days after the date of declaration thereof if at such date of declaration such dividend or distribution would have complied with this covenant; provided, however, that at the time of payment of such dividend or distribution, no other Default shall have occurred and be continuing (or result therefrom); provided further, however, that such dividend or distribution shall be included in the calculation of the amount of Restricted Payments;

(4)	so long as no Default has occurred and is continuing, the repurchase or other acquisition of shares of Capital Stock of the Company from any current, future or former employees, directors or consultants of the Company or any of its Subsidiaries (or permitted transferees of such employees, directors or consultants ), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions (excluding amounts representing cancellation of Indebtedness) shall not exceed $5.0 million in any calendar year; provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5)	repurchases of Capital Stock deemed to occur upon exercise of stock options if such Capital Stock represents a portion of the exercise price of such options; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(6)	cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of the Company; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(7)	the dividend in respect of the Capital Stock of the Company on the Issue Date from the Net Cash Proceeds of the Notes, in an amount not to exceed $157.0 million; provided, however, that such dividend shall be excluded in the calculation of the amount of Restricted Payments;

(8)	Restricted Payments in an aggregate amount which, when taken together with all Restricted Payments made pursuant to this clause (8) which have not been repaid, does not exceed $15.0 million; provided, however, that (A) at the time of such Restricted Payments, no Default shall have occurred and be continuing (or would result therefrom) and (B) such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(9)	Investments that are made with Excluded Contributions; provided, however, that such Investments shall be excluded in the calculation of the amount of Restricted Payments;

(10)	the acquisition of any shares of Disqualified Stock of the Company either:

(A)	solely in exchange for shares of Disqualified Stock of the Company; or

(B)	through the application of the Net Cash Proceeds of a substantially concurrent sale (other than to a Subsidiary of the Company) of shares of Disqualified Stock of the Company;

provided, however, that, in either such case, (i) such Disqualified Stock is permitted to be issued pursuant to the covenant described under “—Limitation on Indebtedness” and (ii) such acquisition shall be excluded in the calculation of the amount of Restricted Payments;

(11)

so long as no Default shall have occurred and be continuing or would result therefrom, the repurchase, redemption or other acquisition or retirement for value of Subordinated Obligations, at a purchase price not greater than 101% of the principal amount of such Subordinated Obligations, plus any accrued and unpaid interest thereon, (a) with any excess Net Available Cash from Asset Dispositions to the extent such excess Net Available Cash is permitted to be used for general corporate purposes under the covenant described below under the caption “—Limitations on Sales of Assets and Subsidiary Stock” or (b) with, after the completion of a Change of Control Offer pursuant to the terms of the covenant described above under the caption “—Change of Control,” cash offered to redeem Notes pursuant to such Change of Control Offer less any cash paid to Holders of Notes pursuant to such Change of Control Offer; provided, however, that (i) in the case of both clauses (a) and (b), the Company shall have repurchased all Notes validly tendered and not withdrawn in connection with such Offer and (ii) such payments shall be included in the calculation of Restricted Payments;

(12)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (12) that are at the time outstanding, not to exceed $10.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that such Investments shall be excluded in the calculation of the amount of Restricted Payments; or

(13)	to the extent that such payments constitute Restricted Payments, cash payments pursuant to the terms of the June 2003 Bonus Plan and December 2003 Bonus Plan as in effect on the Issue Date; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The Fair Market Value of any assets or securities that are required to be valued by this covenant will be determined in good faith by the Company. For purposes of clauses (b)(1) and (b)(2) above, a Restricted Payment shall be deemed to be “substantially concurrent” with a sale, exchange or contribution, as the case may be, if and only if made within 30 days of such sale or contribution.

(c) Notwithstanding anything to the contrary contained in this covenant, from and after the date of consummation of an Initial Public Equity Offering to, but excluding, the date on which no less than 25% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued have been redeemed by the Company, the Company shall not, and shall not permit any Restricted Subsidiary to, (i) make any Restricted Payment or (ii) make any Permitted Investment pursuant to clause (15) of the definition thereof.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to the Company or a Restricted Subsidiary or pay any Indebtedness owed to the Company, (b) make any loans or advances to the Company or (c) transfer any of its property or assets to the Company, except:

(1)	with respect to clauses (a), (b) and (c),

(A)	any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B)

any customary (as conclusively determined in good faith by the Chief Financial Officer of the Company) encumbrance or restriction applicable to a Restricted Subsidiary that is contained in an agreement or instrument governing or relating to Indebtedness Incurred pursuant to clause (b)(1) of the covenant described under “—Limitation on Indebtedness”; provided, however, that, except upon or during the continuation of a default or event of default under the agreement or instrument governing or relating to such Indebtedness, such encumbrances and restrictions permit the distribution of funds to the Company in an amount sufficient for the Company to make the timely payment of interest, premium (if any) and principal (whether at stated maturity, by way of a sinking fund applicable thereto, by way of any mandatory redemption, defeasance, retirement or repurchase thereof, including upon the occurrence of designated events or circumstances or by virtue of acceleration upon an event of default, or by way of redemption or retirement at the option of the holders or lenders of Indebtedness, including pursuant to offers to purchase) according to the terms of the Indenture and the Notes and other Indebtedness that is solely an obligation of the Company; provided further, however, that such agreement may nevertheless contain customary (as so determined) net worth, leverage, invested capital and other financial covenants, customary (as so determined) covenants regarding the merger of or sale of all or any substantial part of the assets of the Company or any Restricted Subsidiary, restrictions on transactions with affiliates and customary (as so determined) subordination provisions governing Indebtedness owed to the Company or any Restricted Subsidiary;

(C)	any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date;

(D)	any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (C) of clause (1) of this covenant or this clause (D) or contained in any amendment to an agreement referred to in clause (A) or (C) of clause (1) of this covenant or this clause (D); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements; and

(E)	any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition; and

(2)	with respect to clause (c) only,

(A)	any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder; and

(B)	any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages.

Limitation on Sales of Assets and Subsidiary Stock

(a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1)	the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value (including as to the value of all non-cash consideration), as determined in good faith by the Board of Directors, of the shares and assets subject to such Asset Disposition;

(2)	at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3)	an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted Subsidiary, as the case may be)

(A)	first, to the extent the Company elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of the Company or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B)	second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent the Company elects, to acquire Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C)	third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to make an offer to the Holders of the Notes (and to holders of other Senior Indebtedness of the Company designated by the Company) to purchase Notes (and such other Senior Indebtedness of the Company) pursuant to and subject to the conditions contained in the Indenture;

provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, the Company or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, the Company and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions which is not applied in accordance with this covenant exceeds $10.0 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1)	the assumption of Indebtedness of the Company (other than Obligations in respect of Disqualified Stock of the Company) or any Restricted Subsidiary and the release of the Company or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2)	securities received by the Company or any Restricted Subsidiary from the transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days after such Asset Disposition, to the extent of the cash received in that conversion.

(b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Indebtedness of the Company) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Indebtedness of the Company was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Indebtedness of the Company, such lesser price, if any, as may be provided for by the terms of such Senior Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the Indebtedness tendered exceeds the Net Available Cash allotted to its purchase, the Company will select the Indebtedness to be purchased on a pro rata basis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. If the aggregate purchase price of the securities purchased in accordance with this covenant is less than the Net Available Cash available therefor, the Company may use any excess Net Available Cash for general corporate purposes or for any other purposes not otherwise prohibited by the Indenture. Upon completion of such an offer to purchase, Net Available Cash shall be reset at zero. The Company shall not be required to make such an offer to purchase Notes (and other Senior Indebtedness of the Company) pursuant to this covenant if the Net Available Cash available therefor is less than $10.0 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a) The Company will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of the Company (an “Affiliate Transaction”) unless:

(1)	the terms of the Affiliate Transaction are not materially less favorable to the Company or such Restricted Subsidiary than those that could reasonably have been obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2)	if such Affiliate Transaction involves an amount in excess of $5.0 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the directors of the Company disinterested with respect to such Affiliate Transaction shall have determined in good faith that the criteria set forth in clause (1) are satisfied and shall have approved the relevant Affiliate Transaction as evidenced by a resolution of the Board of Directors; and

(3)	if such Affiliate Transaction involves an amount in excess of $20.0 million, the Board of Directors shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate Transaction is fair, from a financial standpoint, to the Company and its Restricted Subsidiaries or is not less favorable to the Company and its Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit:

(1)	any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments”;

(2)	any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(3)	the issuance or sale of any Capital Stock (other than Disqualified Stock) of the Company;

(4)	reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary as determined in good faith by the Company’s Board of Directors;

(5)	any agreement as in effect or entered into as of the Issue Date and described in the Offering Circular, or any amendment thereto or any transaction evidenced thereby (including pursuant to any amendment thereto) in any replacement agreement thereto so long as any such amendment or replacement agreement is no less favorable to the Company or the Holders in any material respect than the original agreement as in effect on the Issue Date;

(6)	the issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company in good faith, and loans or advances to employees of the Company made in good faith;

(7)	the payment of all fees and expenses related to the offering and sale of the Notes;

(8)	transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case on ordinary business terms and otherwise in compliance with the terms of the Indenture, which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as could reasonably have been obtained at such time from an unaffiliated party;

(9)	any contribution to the capital of the Company or any sales of Capital Stock (other than Disqualified Stock) of the Company;

(10)	transactions pursuant to Tax Sharing Agreements; and

(11)	the dividend in respect of the Capital Stock of the Company on the Issue Date from the Net Cash Proceeds of the Notes.

Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries

The Company

(1)	will not, and will not permit any Restricted Subsidiary to, sell, lease, transfer or otherwise dispose of any Capital Stock of any Restricted Subsidiary to any Person (other than the Company or a Wholly Owned Subsidiary), and

(2)	will not permit any Restricted Subsidiary to issue any of its Capital Stock (other than, if necessary, shares of its Capital Stock constituting directors’ or other legally required qualifying shares) to any Person (other than to the Company or a Wholly Owned Subsidiary), unless

(A)	immediately after giving effect to such issuance, sale or other disposition, neither the Company nor any of its Subsidiaries own any Capital Stock of such Restricted Subsidiary; or

(B)	immediately after giving effect to such issuance, sale or other disposition, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect thereto is treated as a new Investment by the Company and such Investment would be permitted to be made under the covenant described under “—Limitation on Restricted Payments” if made on the date of such issuance, sale or other disposition.

For purposes of this covenant, the creation of a Lien on any Capital Stock of a Restricted Subsidiary to secure Indebtedness of the Company or any of its Restricted Subsidiaries will not be deemed to be a violation of this covenant; provided, however, that any sale or other disposition by the secured party of such Capital Stock following foreclosure of its Lien will be subject to this covenant.

Limitation on Liens

The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, Incur or permit to exist any Lien (the “Initial Lien”) of any nature whatsoever on any of its properties (including Capital Stock of a Restricted Subsidiary), whether owned at the Issue Date or thereafter acquired, securing any Indebtedness, other than Permitted Liens, without effectively providing that the Notes shall be secured equally and ratably with (or prior to) the obligations so secured for so long as such obligations are so secured.

Any Lien created for the benefit of the Holders of the Notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Limitation on Sale/Leaseback Transactions

The Company will not, and will not permit any Restricted Subsidiary to, enter into any Sale/Leaseback Transaction with respect to any property unless:

(1)	the Company or such Restricted Subsidiary would be entitled to (A) Incur Indebtedness in an amount equal to the Attributable Debt with respect to such Sale/Leaseback Transaction pursuant to the covenant described under “—Limitation on Indebtedness” and (B) create a Lien on such property securing such Attributable Debt without equally and ratably securing the Notes pursuant to the covenant described under “—Limitation on Liens”;

(2)	the net proceeds received by the Company or any Restricted Subsidiary in connection with such Sale/Leaseback Transaction are at least equal to the fair market value (as determined by the Board of Directors) of such property; and

(3)	the Company applies the proceeds of such transaction in compliance with the covenant described under “—Limitation on Sale of Assets and Subsidiary Stock.”

Limitation on Investment Company Status

The Company shall not take any action, or otherwise permit to exist any circumstance, that would require the Company to register as an “investment company” under the Investment Company Act of 1940, as amended.

Merger and Consolidation

The Company will not consolidate with or merge with or into, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1)	the resulting, surviving or transferee Person (the “Successor Company”) shall be a Person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture;

(2)	immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any Subsidiary as a result of such transaction as having been Incurred by such Successor Company or such Subsidiary at the time of such transaction), no Default shall have occurred and be continuing;

(3)	immediately after giving pro forma effect to such transaction, the Successor Company would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”;

(4)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture; and

(5)	the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the Holders will not recognize income, gain or loss for Federal income tax purposes as a result of such transaction and will be subject to Federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such transaction had not occurred;

provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into or transferring all or part of its properties and assets to the Company or (B) the Company merging with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Successor Company will be the successor to the Company and shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, and the predecessor Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes.

SEC Reports

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Company will furnish to the Trustee and the Holders and, after the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement, will file with the SEC (subject to the next sentence) such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so provided or filed at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If at any time after the effectiveness of the Exchange Offer Registration Statement or Shelf Registration Statement, the Company is not subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. The Company agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, the Company will post the reports specified in the preceding sentence on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

At any time that any of the Company’s Subsidiaries are Unrestricted Subsidiaries, then the quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company.

In addition, the Company will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1)	a default in the payment of interest on the Notes when due, continued for 30 days;

(2)	a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3)	the failure by the Company to comply with its obligations under “—Certain Covenants—Merger and Consolidation” above;

(4)	the failure by the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “—Change of Control” (other than a failure to purchase Notes) or under “—Certain Covenants” under “—Limitation on Indebtedness,” “—Limitation on Restricted Payments,” “—Limitation on Restrictions on Distributions from Restricted Subsidiaries,” “—Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes), “—Limitation on Affiliate Transactions,” “—Limitation on the Sale or Issuance of Capital Stock of Restricted Subsidiaries,” “—Limitation on Liens,” “—Limitation on Sale/Leaseback Transactions,” “—Limitation on Investment Company Status” or “—SEC Reports”;

(5)	the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture;

(6)	Indebtedness of the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10.0 million (the “cross acceleration provision”);

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or any Significant Subsidiary (the “bankruptcy provisions”); or

(8)	any judgment or decree for the payment of money in excess of $10.0 million is entered against the Company or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”).

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders of the Notes. Under certain circumstances, the Holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless such Holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3)	such Holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4)	the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5)	Holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each Holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the Holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after we obtain knowledge of the occurrence of any event that would constitute certain Defaults, written notice of such events, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each Holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1)	reduce the amount of Notes whose Holders must consent to an amendment;

(2)	reduce the rate of or extend the time for payment of interest on any Note;

(3)	reduce the principal of or change the Stated Maturity of any Note;

(4)	change the provisions applicable to the redemption of any Note as described under “—Optional Redemption” above;

(5)	make any Note payable in money other than that stated in the Note;

(6)	impair the right of any Holder of the Notes to receive payment of principal of and interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(7)	make any change in the amendment provisions which require each Holder’s consent or in the waiver provisions; or

(8)	make any change in the ranking or priority of any Note that would adversely affect the Noteholders.

Notwithstanding the preceding, without the consent of any Holder of the Notes, the Company, and Trustee may amend the Indenture:

(1)	to cure any ambiguity, omission, defect or inconsistency;

(2)	to provide for the assumption by a successor corporation of the obligations of the Company under the Indenture;

(3)	to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4)	to add Guarantees with respect to the Notes or to secure the Notes;

(5)	to add to the covenants of the Company for the benefit of the Holders of the Notes or to surrender any right or power conferred upon the Company;

(6)	to make any change that does not adversely affect the rights of any Holder of the Notes;

(7)	to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8)	to make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially affect the rights of Holders to transfer Notes.

The consent of the Holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to Holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all Holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When (1) we deliver to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to

Significant Subsidiaries and the judgment default provision described under “—Defaults” above and the limitation contained in clause (3) under “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “—Defaults” above or because of the failure of the Company to comply with clause (3) under “—Certain Covenants—Merger and Consolidation” above.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that Holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

JPMorgan Chase Bank is to be the Trustee under the Indenture and has been appointed to act as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company will have any liability for any obligations of the Company under the Notes or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Additional Assets” means:

(1)	any property, plant or equipment used in a Related Business;

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or another Restricted Subsidiary; or

(3)	Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Certain Covenants—Limitation on Restricted Payments,” “—Certain Covenants—Limitation on Affiliate Transactions” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Asset Disposition” means any sale, lease, transfer or other disposition (or series of related sales, leases, transfers or dispositions) by the Company or any Restricted Subsidiary, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary);

(2)	all or substantially all the assets of any division or line of business of the Company or any Restricted Subsidiary;

(3)	any other assets of the Company or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary; or

(4)	any Excess Spread Receivables (other than any such Excess Spread Receivable in the form of a certificated security rated by a Rating Agency);

(other than, in the case of clauses (1), (2), (3) and (4) above,

(A)	a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

(B)	for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of the Company in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation”;

(C)	a disposition of assets with a fair market value of less than $1,000,000;

(D)	a disposition of cash or Temporary Cash Investments;

(E)	the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(F)	sales or grants of licenses to use the Company’s or any Restricted Subsidiary’s patents, trade secrets, know-how or technology to the extent that such license does not prohibit the licensor from using the patent, trade secret, know-how or technology; and

(G)	the disposition of any Capital Stock or other ownership interest in or assets or property of an Unrestricted Subsidiary.

“Attributable Debt” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in such transaction, determined in accordance with GAAP) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended); provided, however, that if such Sale/Leaseback Transaction results in a Capital Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capital Lease Obligation.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1)	the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Sections 13(d) and 14(d) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “Beneficially Owns” and Beneficially Owned” have a corresponding meaning.

“Board of Directors” means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty. For purposes of the covenant described under “—Certain Covenants—Limitation on Liens,” a Capital Lease Obligation will be deemed to be secured by a Lien on the property being leased.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commercial Paper Facilities” means any facility pursuant to which the Company or a Restricted Subsidiary of the Company finances Receivables or Servicing Receivables with the issuance of commercial paper secured by such Receivables or Servicing Receivables and maturing no more than one year from the date it is issued.

“Consolidated Interest Expense” means, for any period, the total interest expense of the Company and its consolidated Restricted Subsidiaries for such period, excluding interest expense with respect to Warehouse Indebtedness and Non-Recourse Debt.

“Consolidated Leverage Ratio” as of any date of determination means the ratio of (x) the aggregate amount of Indebtedness of the Company and its Restricted Subsidiaries as of such date of determination, excluding (A) Permitted Warehouse Indebtedness permitted to be Incurred pursuant to clause (b)(1) of the covenant described under “—Certain Covenants—Limitation on Indebtedness”, (B) Hedging Obligations permitted to be Incurred pursuant to clause (b)(7) of such covenant and (C) the Existing Disqualified Stock, to (y) EBITDA for the most recent four consecutive fiscal quarters ending at least 45 days prior to such date of determination (the “Reference Period”); provided, however, that:

(1)	if the transaction giving rise to the need to calculate the Consolidated Leverage Ratio is an Incurrence of Indebtedness, the amount of such Indebtedness shall be calculated after giving effect on a pro forma basis to such Indebtedness;

(2)	if the Company or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness that was outstanding as of the end of such fiscal quarter or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged on the date of the transaction giving rise to the need to calculate the Consolidated Leverage Ratio (other than, in each case, Indebtedness Incurred under any revolving credit agreement), the aggregate amount of Indebtedness shall be calculated on a pro forma basis and EBITDA shall be calculated as if the Company or such Restricted Subsidiary had not earned the interest income, if any, actually earned during the Reference Period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3)	if since the beginning of the Reference Period the Company or any Restricted Subsidiary shall have made any Asset Disposition, the EBITDA for the Reference Period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for the Reference Period or increased by an amount equal to the EBITDA (if negative) directly attributable thereto for the Reference Period;

(4)	if since the beginning of the Reference Period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets which constitutes all or substantially all of an operating unit of a business, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of the Reference Period; and

(5)	if since the beginning of the Reference Period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such Reference Period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by the Company or a Restricted Subsidiary during the Reference Period, EBITDA for the Reference Period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of the Reference Period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness is Incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent such Indebtedness was incurred solely for working capital purposes.

“Consolidated Net Income” means, for any period, the net income of the Company and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1)	any net income of any Person (other than the Company) if such Person is not a Restricted Subsidiary, except that:

(A)	subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B)	the Company’s equity in a net loss of any such Person for such period shall be excluded in determining such Consolidated Net Income;

(2)	any net income (or loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3)	any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, except as otherwise permitted by clause (1) under “Certain Covenants—Limitations on Restrictions on Distributions from Restricted Subsidiaries,” directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that:

(A)	subject to the exclusion contained in clause (4) below, the Company’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B)	the Company’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4)	any after-tax gain (or loss) realized upon the sale or other disposition of any assets of the Company, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which are not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5)	after-tax extraordinary gains or losses;

(6)	the cumulative effect of a change in accounting principles; and

(7)	any non-cash, non-recurring charges of the Company and its consolidated Restricted Subsidiaries (excluding any such charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

in each case, for such period. Notwithstanding the foregoing, there shall be excluded from Consolidated Net Income the amount of any expense accrued (i) due to the creation of the Company’s December 2003 Bonus Plan, but in no event shall the amount so excluded exceed $27.0 million in the aggregate and (ii) due to the acceleration of amounts payable pursuant to the June 2003 Bonus Plan upon the occurrence of (a) the consummation of a transaction in which any person or group (as defined in Section 13(d) of the Exchange Act) other than Chatham Street Holdings LLC becomes the beneficial owner of at least a majority of the common stock of the Company, whether by stock purchase, merger, consolidation or otherwise, (b) a sale of all or substantially all of the assets of the Company or WMC Mortgage Corp. or (c) a Qualified IPO (as defined in the Certificate of Designation relating to the Company’s Series E Cumulative Senior Preferred Stock, as in effect on the Issue Date), but in no event shall the amount so excluded exceed $9.5 million in the aggregate. Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to the Company or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Currency Agreement” means, in respect of any Person, any foreign exchange contract, currency swap agreement or other similar agreement designed to protect such Person against fluctuations in currency values.

“December 2003 Bonus Plan” means the December 2003 Bonus Plan of the Company, as adopted by the Board of Directors in December 2003.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1)	matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2)	is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3)	is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(A)	the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Certain Covenants—Change of Control”; and

(B)	any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following to the extent deducted in calculating such Consolidated Net Income (without duplication):

(1)	all income tax expense of the Company and its consolidated Restricted Subsidiaries;

(2)	Consolidated Interest Expense;

(3)	depreciation and amortization expense of the Company and its consolidated Restricted Subsidiaries (excluding amortization expense attributable to a prepaid operating activity item that was paid in cash in a prior period);

(4)	all other non-cash charges of the Company and its consolidated Restricted Subsidiaries (excluding any such non-cash charge to the extent that it represents an accrual of or reserve for cash expenditures in any future period);

(5)	any after-tax charges relating to or arising from an Initial Public Equity Offering;

(6)	any premiums and fees paid in connection with the repurchase, redemption, retirement or defeasance of any Indebtedness; and

(7)	any after-tax cash charges relating to the conversion of the Existing Disqualified Stock pursuant to the terms thereof as in effect on the Issue Date;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders.

“Eligible Excess Spread Receivables” means Excess Spread Receivables of the Company or any Restricted Subsidiary acquired after the Issue Date; provided, however, that Eligible Excess Spread Receivables shall not include any Excess Spread Receivables created as the result of the securitization or sale of other Excess Spread Receivables.

“Excess Spread” means, over the life of a “pool” of mortgage loans that have been sold by a Person or Persons, and no less than 25% of the aggregate value of which “pool” is comprised of Receivables sold by the Company or a Restricted Subsidiary, to a trust or other Person in a securitization or sale, the rights retained or held by the Company or its Restricted Subsidiaries at or subsequent to the closing of such securitization or sale to receive cash flows attributable to such “pool,” including cash flows in respect of the right to service assets comprising such “pool.”

“Excess Spread Receivables” of a Person means the contractual or certificated right to Excess Spread capitalized on such Person’s consolidated balance sheet (the amount of which shall be the present value of the Excess Spread, calculated in accordance with GAAP).

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Excluded Contribution” means Net Cash Proceeds received by the Company from (a) contributions to its equity capital and (b) the sale of Capital Stock of the Company (other than Disqualified Stock), in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed on the date such capital contributions are made or the date such Capital Stock (other than Disqualified Stock) is sold, as the case may be, which are excluded from the calculation set forth in clause (a)(3)(B) of the covenant described above under the caption “Certain Covenants—Limitation on Restricted Payments.”

“Existing Disqualified Stock” means Disqualified Stock of the Company outstanding on the Issue Date.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the Indenture) whose resolution with respect thereto will be delivered to the Trustee.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2)	statements and pronouncements of the Financial Accounting Standards Board;

(3)	such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “Guarantor” shall mean any Person Guaranteeing any obligation.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a

Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness”:

(1)	amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2)	the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3)	the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or the making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2)	all Capital Lease Obligations of such Person and all Attributable Debt in respect of Sale/Leaseback Transactions entered into by such Person;

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising and expenses accrued in the ordinary course of business);

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or Preferred Stock of any Subsidiary of such Person or that are determined by the value of such Capital Stock, the principal amount of such Capital Stock to be determined in accordance with the Indenture;

(6)	all Warehouse Indebtedness;

(7)	in connection with each sale by such Person of any Excess Spread Receivables, the maximum aggregate contractual claim (if any) that the purchaser thereof could have against such Person if the amounts anticipated at the time of such sale to be received by such purchaser in connection with such Excess Spread Receivables are not received by such purchaser;

(8)	all obligations of the type referred to in clauses (1) through (7) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(9)	all obligations of the type referred to in clauses (1) through (8) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(10)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

Notwithstanding the foregoing, in connection with the purchase by the Company or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that, at the time of closing, the amount of any such payment is not determinable and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter. Notwithstanding the foregoing, the term “Indebtedness” will also exclude any series of Preferred Stock (other than Disqualified Stock) issued by the Company.

Except in the case of Warehouse Indebtedness (the amount of which shall be determined in accordance with the definition thereof), the amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time. Notwithstanding the foregoing, any securities issued in a securitization by a special purpose owner trust or similar entity formed by or on behalf of a Person and to which Receivables or Excess Spread Receivables have been sold or otherwise transferred by or on behalf of such Person or its Subsidiaries shall not be treated as Indebtedness of such Person or its Subsidiaries under the Indenture, regardless of whether such securities are treated as indebtedness for tax purposes, provided (1) neither the Company nor any of its Restricted Subsidiaries (other than a Special Purpose Subsidiary) (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable thereon (as a guarantor or otherwise), and (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against such Special Purpose Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Initial Public Equity Offering” means the initial underwritten public offering of common stock of the Company pursuant to an effective registration statement under the Securities Act, including primary and secondary offerings and any combination thereof.

“Initial Purchasers” means Credit Suisse First Boston LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc.

“Interest Rate Agreement” means, in respect of a Person, any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect such Person against fluctuations in interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that becomes a Restricted Subsidiary and holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third

Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its fair market value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary,” the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	In the case of the designation of a Subsidiary as an Unrestricted Subsidiary, “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the value of such Investment shall be reduced (but not below zero) by the portion (proportionate to the Company’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

“Issue Date” means December 16, 2003.

“June 2003 Bonus Plan” means the June 2003 Bonus Plan of WMC Mortgage Corp., as adopted by the Board of Directors of WMC Mortgage Corp. on June 26, 2003.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any Person, (i) any mortgage, pledge, security interest, encumbrance, lien or charge of any kind on the assets of such Person (including any conditional sale or other title retention agreement or lease in the nature thereof), and (ii) any claim (whether direct or indirect through subordination or other structural encumbrance) against any Excess Spread Receivables sold or otherwise transferred by such Person to a buyer, unless such Person is not liable for any losses thereon.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of (without duplication):

(1)	all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4)	the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition; and

(5)	any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Fair Market Value,” with respect to any non-cash property received by the Company in respect of the issuance or sale of its Capital Stock, means the value of such property that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, determined in good faith by the Board of Directors of the Company (unless otherwise provided in the Indenture) whose resolution with respect thereto will be delivered to the trustee, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Non-Recourse Debt” means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides a Guarantee or other credit enhancement of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable thereon (as the primary obligor or otherwise), (ii) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries (other than the Notes or, for purposes of the definition of “Unrestricted Subsidiary” only, any Indebtedness outstanding on the Issue Date) to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity and (iii) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

“Notes” means the debt securities of the Company offered herein and issued pursuant to the Indenture in exchange for, and in an aggregate principal amount equal to, the Old Notes, in compliance with the terms of the Registration Rights Agreement.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements and other amounts payable pursuant to the documentation governing such Indebtedness.

“Offering Circular” means the offering circular dated December 11, 2003 pursuant to which the old notes issued on the Issue Date were offered.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed by two Officers.

“Old Notes” means $200,000,000 aggregate principal amount of 11¾% Senior Notes due 2008 issued on the Issue Date, offered and sold by the Company to the Initial Purchasers in a transaction exempt from the registration requirements of the Securities Act.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

“Permitted Holder” means Apollo Management, L.P. and any of its Affiliates.

“Permitted Investment” means an Investment by the Company or any Restricted Subsidiary in:

(1)	the Company, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2)	another Person if, as a result of such Investment, such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3)	cash and Temporary Cash Investments;

(4)	receivables owing to the Company or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)	payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)	loans or advances to employees made in the ordinary course of business consistent with past practices of the Company or such Restricted Subsidiary;

(7)	stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments;

(8)	any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(9)	Receivables and Servicing Receivables;

(10)	Excess Spread Receivables;

(11)	any Person where such Investment was acquired by the Company or any of its Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(12)	any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by the Company or any Restricted Subsidiary;

(13)	any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(14)	any Person existing on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date); and

(15)	Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (15) outstanding on the date such Investment is made, do not exceed $20.0 million;

provided that if an Investment pursuant to this clause (15) is made in any Person that it is not a Restricted Subsidiary of the Company at the date of the making of the Investment, and such Person becomes a Restricted Subsidiary after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (15).

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under worker’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review and Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided, however, that (A) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board and (B) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution;

(3)	Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Indebtedness Incurred to finance the construction, purchase or lease of, or repairs, improvements or additions to, property, plant or equipment of such Person; provided, however, that the Lien may not extend to any other property owned by such Person or any of its Restricted Subsidiaries at the time the Lien is Incurred (other than assets and property affixed or appurtenant thereto), and the Indebtedness (other than any interest thereon) secured by the Lien may not be Incurred more than 180 days after the later of the acquisition, completion of construction, repair, improvement, addition or commencement of full operation of the property subject to the Lien;

(7)	Liens on Receivables and Servicing Receivables and the proceeds thereof, including REO Assets (but excluding any Excess Spread Receivables) to secure Indebtedness permitted under the provisions described in clause (b)(1) under “—Certain Covenants—Limitation on Indebtedness”;

(8)

Liens on Excess Spread Receivables (or on the Capital Stock of any Subsidiary of such Person substantially all the assets of which are Excess Spread Receivables); provided, however, that (x) any such Liens may only encumber Eligible Excess Spread Receivables, (y) the Indebtedness secured by such Lien shall not exceed the value of the Eligible Excess Spread Receivables subject to such Lien at the time such Lien is Incurred and (z) the Indebtedness secured by such Lien shall not be secured by any property of the Company or any Restricted Subsidiary other than such Eligible Excess Spread Receivables;

(9)	Liens existing on the Issue Date;

(10)	Liens on property or shares of Capital Stock of another Person at the time such other Person becomes a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(11)	Liens on property at the time such Person or any of its Subsidiaries acquires the property, including any acquisition by means of a merger or consolidation with or into such Person or a Subsidiary of such Person; provided, however, that the Liens may not extend to any other property owned by such Person or any of its Restricted Subsidiaries (other than assets and property affixed or appurtenant thereto);

(12)	Liens securing Indebtedness or other obligations of a Subsidiary of such Person owing to such Person or a Wholly Owned Subsidiary of such Person;

(13)	(a) Liens (other than on Excess Spread Receivables) securing Hedging Obligations so long as such Hedging Obligations relate to Indebtedness that is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligations and (b) Liens on retained rights of a Person or its Subsidiaries to service Receivables that have been securitized or sold and on cash flows attributable to such retained rights securing Hedging Obligations entered into to protect such Person against fluctuations in the value of such retained rights; and

(14)	Liens to secure any Refinancing (or successive Refinancings) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (6), (9), (10) or (11); provided, however, that:

(A)	such new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

(B)	the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clause (6), (9), (10) or (11) at the time the original Lien became a Permitted Lien and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement.

Notwithstanding the foregoing, “Permitted Liens” will not include any Lien described in clause (6), (10) or (11) above to the extent such Lien applies to any Additional Assets acquired directly or indirectly from Net Available Cash pursuant to the covenant described under “—Certain Covenants—Limitation on Sale of Assets and Subsidiary Stock.” For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Permitted Warehouse Indebtedness” means Warehouse Indebtedness; provided, however, that (i) the assets as to which such Warehouse Indebtedness relates are or, prior to any funding under the related Warehouse Facility with respect to such assets, were eligible to be recorded as held for sale on the consolidated balance sheet of the Company in accordance with GAAP and, (ii) the excess, if any, of (x) the amount of any such Warehouse Indebtedness for which the holder thereof has contractual recourse to the Company or its Restricted Subsidiaries to satisfy claims with respect to such Warehouse Indebtedness over (y) the aggregate (without duplication of amounts) realizable value of the assets which secure such Warehouse Indebtedness, shall not be Permitted Warehouse Indebtedness. For purposes of this definition, “realizable value” of an asset means (i) with respect to any REO Asset, the value realizable upon the disposition of such asset as determined by the Company in its reasonable discretion and consistent with customary industry practice and (ii) with respect to any other asset, the lesser of (x) the face value of such asset and (y) the market value of such asset as determined in accordance with the agreement governing the applicable Warehouse Indebtedness; provided, however, that the realizable value of any asset described in clause (i) or (ii) above for which an unaffiliated third party has a binding contractual commitment to purchase from the Company or a Restricted Subsidiary shall be the minimum price payable to the Company or such Restricted Subsidiary for such asset pursuant to such contractual commitment.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock,” as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Purchase Facility” means any Warehouse Facility in the form of a purchase and sale facility pursuant to which the Company or a Restricted Subsidiary of the Company sells Receivables to a financial institution and retains a right of first refusal upon the subsequent resale of such Receivables by such financial institution.

“Rating Agency” means Standard & Poor’s or Moody’s.

“Receivables” means mortgage loans purchased or originated by the Company or any Restricted Subsidiary in the ordinary course of business; provided, however, that for purposes of determining the amount of a Receivable at any time, such amount shall be determined in accordance with GAAP, consistently applied, as of the most recent practicable date.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4)	if the Indebtedness being Refinanced is subordinated in right of payment to the Notes, such Refinancing Indebtedness is subordinated in right of payment to the Notes at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (B) Indebtedness of the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated December 11, 2003, among the Company and Credit Suisse First Boston LLC, as representative of the Initial Purchasers.

“Related Business” means any business in which the Company or any of the Restricted Subsidiaries was engaged on the Issue Date and any business related, ancillary or complementary to such business.

“REO Asset” of a Person means a real estate asset owned by such Person and acquired as a result of the foreclosure or other enforcement of a lien on such asset securing a Receivable or Servicing Receivable.

“Restricted Payment” with respect to any Person means:

(1)	the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to the Company or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2)	the purchase, redemption or other acquisition or retirement for value of any Capital Stock of the Company held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of the Company (other than by a Restricted Subsidiary), including in connection with any merger or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of the Company that is not Disqualified Stock);

(3)	the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of the Company (other than (A) from the Company or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition); or

(4)	the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of the Company that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property owned by the Company or a Restricted Subsidiary on the Issue Date or thereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Restricted Subsidiary leases it from such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)	all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are subordinate in right of payment to the Notes; provided, however, that Senior Indebtedness shall not include:

(3)	any obligation of such Person to the Company or any Subsidiary;

(4)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(5)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(6)	any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(7)	that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Servicing Receivables” means obligations in respect of Receivables in respect of which the Company or a Restricted Subsidiary of the Company has made advances in its capacity as servicer of such Receivables in the ordinary course of business and on customary industry terms.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Special Purpose Subsidiary” means a Restricted Subsidiary formed in connection with a securitization or sale of Receivables (i) all the Capital Stock of which (other than directors’ qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary) is owned by the Company or one or more Restricted Subsidiaries, (ii) that has no assets other than Excess Spread Receivables created in such securitization or sale of Receivables, (iii) that conducts no business other than holding such Excess Spread Receivables and (iv) that has no Indebtedness other than (a) Non-Recourse Debt or (b) Indebtedness arising as a result of such securitization or sale that would constitute Non-Recourse Debt but for the fact that such Special Purpose Subsidiary is directly or indirectly liable thereon or the assets of such Special Purpose Subsidiary are subject thereto.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person; or

(3)	one or more Subsidiaries of such Person.

“Tax Sharing Agreement” means any tax allocation agreement between the Company or any of its Subsidiaries with any direct or indirect shareholder of the Company with respect to consolidated or combined tax returns including the Company or any of its Subsidiaries but only to the extent that amounts payable from time to time by the Company or any such Subsidiary under any such agreement do not exceed the corresponding tax payments that the Company or such Subsidiary would have been required to make to any relevant taxing authority had the Company or such Subsidiary not joined in such consolidated or combined returns, but instead had filed returns including only the Company or its Subsidiaries (provided that any such agreement may provide that, if the Company or any such Subsidiary ceases to be a member of the affiliated group of corporations of which the Company is the common parent for purposes of filing a consolidated Federal income tax return (such cessation, a “Deconsolidation Event”), then the Company or such Subsidiary shall indemnify such direct or indirect shareholder with respect to any Federal, state or local income, franchise or other tax liability (including any related interest, additions or penalties) imposed on such shareholder as the result of an audit or other adjustment with respect to any period prior to such Deconsolidation Event that is attributable to the Company, such Subsidiary or any predecessor business thereof (computed as if the Company, such Subsidiary or such predecessor business, as the case may be, were a stand-alone entity that filed separate tax returns as an independent corporation), but only to the extent that any such tax liability exceeds any liability for taxes recorded on the books of the Company or such Subsidiary with respect to any such period).

“Temporary Cash Investments” means any of the following:

(1)	any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2)	investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4)	investments in commercial paper, maturing not more than 90 days after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5)	investments in securities with maturities of six months or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s; and

(6)	investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Trust Indenture Act” means the Trust Indenture Act of 1939 (15 U.S.C. §§ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Trustee” means JPMorgan Chase Bank until a successor replaces it and, thereafter, means the successor.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless (a) such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated or (b) such Subsidiary has outstanding any Indebtedness other than Non-Recourse Debt; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Warehouse Facility” means any financing arrangement of any kind with a financial institution or other lender or purchaser exclusively to finance (i) the purchase, origination or pooling of Receivables by the Company or a Subsidiary of the Company prior to securitization or sale, (ii) advances made by the Company or a Subsidiary of the Company on customary industry terms in its capacity as servicer in respect of Receivables, (iii) the carrying of REO Assets related to Receivables, in each case in the ordinary course of business, including Purchase Facilities and Commercial Paper Facilities.

“Warehouse Indebtedness” means Indebtedness in connection with a Warehouse Facility; the amount of any particular Warehouse Indebtedness as of any date of determination shall be the greater of (x) the consideration received by the Company or its Restricted Subsidiaries under such Warehouse Facility and not previously repaid to the holder of such Warehouse Indebtedness and (y) in the case of a Purchase Facility, the book value of the Receivables financed under such Warehouse Facility until such time as such Receivables are (i) securitized, (ii) repurchased by the Company or its Restricted Subsidiaries or (iii) sold to a Person who is not an Affiliate of the Company.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by the Company or one or more other Wholly Owned Subsidiaries.

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of material United States federal income tax consequences relevant to the exchange of the old notes for the exchange notes pursuant to this exchange offer and the ownership and disposition of the exchange notes, but does not purport to be a complete analysis of all potential tax effects. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code and administrative and judicial interpretations of the Code, all as of the date of this prospectus and all of which are subject to change, possibly with retroactive effect. The Internal Revenue Service is referred to as “IRS” in this summary.

This summary discusses only the tax consequences to the holders who exchange the old notes for exchange notes pursuant to this exchange offer and does not discuss the tax consequences applicable to subsequent purchasers of the notes. This summary deals only with notes held as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This summary also assumes that the notes will be treated as debt for United States federal income tax purposes. It does not discuss all of the tax considerations that may be relevant to holders of the notes in light of their particular circumstances or to holders of the notes subject to special rules, such as financial institutions, regulated investment companies, holders subject to the alternative minimum tax, insurance companies, pension funds, tax-exempt organizations, expatriates, partnerships or pass-through entities, dealers in securities or currencies, traders who elect to mark to market their securities or persons holding the notes as part of a hedging or constructive sale transaction, “straddle,” conversion transaction, or other integrated transaction, or foreign currency effects on holders of the notes whose functional currency is not the United States dollar. We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion. Persons considering the exchange of the notes should consult with their own tax advisors about the application of the United States federal income tax laws to their particular situations as well as any tax considerations under other United States federal tax laws (such as estate and gift tax laws) and the laws of any state, local or foreign jurisdiction.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of the notes that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxed as a corporation, created in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person.

As used in this prospectus, the term “Non-U.S. Holder” means a beneficial owner of notes that is an individual, corporation, trust or estate that is not a U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner will generally depend on the status of the partner and upon the activity of the partnership. If you are a partner of a partnership holding the notes, we suggest you consult your own tax advisor.

Exchange Offer.    A U.S. Holder should not recognize any taxable gain or loss on the exchange of a note for an exchange note in the exchange offer as described herein. The U.S. Holder’s holding period for the exchange note will include its holding period for the note, and the U.S. Holder’s tax basis in the exchange note immediately after the exchange will equal its tax basis in the note immediately before the exchange.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for old notes where such old notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration of the exchange offer, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until                     , 2004, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal delivered with this prospectus states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days after the expiration of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the notes) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the exchange notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of notes are made. Any resale of the notes in Canada must be made under applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By exchanging old notes in Canada, the holder is representing to us that: (1) the holder is entitled under applicable provincial securities laws to exchange those notes without the benefit of a prospectus qualified under those securities laws; (2) where required by law, that the holder is exchanging as principal and not as agent; and (3) the holder has reviewed the text above under Resale Restrictions.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the notes with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as any experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian holders of notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by O’Melveny & Myers LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements of WMC Finance Co. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been included herein in reliance upon the report of KPMG LLP, independent auditors, appearing elsehwhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-4 that we have filed with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement. For further information about us and the exchange notes, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since this prospectus may not contain all of the information that you find important, you should review the full text of these documents. We have filed these documents as exhibits to our registration statement.

The registration statement (including the exhibits and schedules thereto) and the periodic reports and other information that we file with the SEC may be inspected and copied at the public reference facilities of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of such material from the SEC by mail at prescribed rates. You should direct requests to the SEC’s Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, the SEC maintains a website (http://www.sec.gov) that contains such reports and other information filed by us.

INDEX TO FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-2

Consolidated Balance Sheets as of December 31, 2002 and 2001 and September 30, 2003 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 31, 2002, 2001 and 2000 and the Nine Months Ended September 30, 2003 and 2002 (unaudited)	F-4

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2002, 2001 and 2000 and the Nine Months Ended September 30, 2003 (unaudited)	F-5

Consolidated Statements of Cash Flows for the Years Ended December 31, 2002, 2001 and 2000 and the Nine Months Ended September 30, 2003 and 2002 (unaudited)	F-6

Notes to Consolidated Financial Statements	F-7

INDEPENDENT AUDITORS’ REPORT

The Board of Directors

WMC Finance Co.

We have audited the accompanying consolidated balance sheets of WMC Finance Co. and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the Company’s consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of WMC Finance Co. and subsidiaries as of December 31, 2002 and 2001 and the consolidated results of their operations and cash flows for each of the years in the three-year period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

January 31, 2003

WMC FINANCE CO. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,		As of September 30, 2003
	2002	2001
			(unaudited)
		(dollars in thousands)
Assets
Cash and cash equivalents	$87,130	$10,414	$68,538
Restricted cash	1,802	2,267	765
Mortgage loans held for sale, net	534,177	227,355	1,139,297
Accounts receivable, net	1,236	849	3,073
Accrued interest receivable	3,088	962	4,154
Residual interests in loan securitizations	67,785	92,699	47,006
Equipment and improvements, net	3,089	262	4,607
Capitalized software development costs, net	2,595	1,875	4,694
Prepaid expenses and other assets	3,208	2,244	2,703
Deferred taxes, net	33,055	—	36,130

Total assets	$737,165	$338,927	$1,310,967

Liabilities and Stockholders’ Equity
Warehouse and repurchase facilities	$514,058	$218,074	$1,076,113
Residual financing	26,380	41,730	7,480
Accounts payable and accrued expenses	29,523	17,378	44,635
Accrued payroll expenses	12,306	2,767	20,628
Income taxes payable	26	1,932	9,882

Total liabilities	582,293	281,881	1,158,738

Commitments and contingencies

Redeemable preferred stock:
Preferred stock $.01 par value, Series D cumulative junior convertible; authorized 2,721,705 shares; 1,881,422 shares issued and outstanding	19,117	19,117	19,117
Preferred stock $.01 par value, Series E cumulative senior convertible; authorized 3,789,410 shares; 2,606,342 shares issued and outstanding	25,633	25,633	25,633

Total redeemable preferred stock	44,750	44,750	44,750

Stockholders’ equity:
Preferred stock, $.01 par value, Series C cumulative convertible; authorized 2,229,936 shares; 1,518,919 and 1,519,475 outstanding in 2002 and 2001	23,564	23,571	22,370
Common stock, $.01 par value:
Class A common stock; authorized 19,087,176 shares; 9,284,979 and 11,911,691 outstanding in 2002 and 2001	93	119	93
Class B common stock; authorized 10,912,161 shares; 1,283,350 and 1,287,866 outstanding in 2002 and 2001	13	13	12
Additional paid-in capital	135,270	135,504	135,760
Accumulated deficit	(48,818)	(146,911)	(50,756)

Total stockholders’ equity	110,122	12,296	107,479

	$737,165	$338,927	$1,310,967

See accompanying notes to consolidated financial statements.

WMC FINANCE CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,			Nine Months Ended September 30,
	2002	2001	2000	2003	2002
				(unaudited)
	(dollars in thousands)
Revenues:
Net gain on sale of loans	$114,254	$26,609	$11,096	$131,986	$86,208
Interest income	38,083	11,591	8,695	41,136	26,233
Net (loss) income on residual interests in loan securitizations	(8,108)	8,080	(3,428)	(2,048)	(8,562)
Loan servicing (expense) income	(2,353)	400	3,606	(2,735)	(1,480)
Other income	2,207	—	4,535	394	2,088

Total revenues	144,083	46,680	24,504	168,733	104,487
Expenses:
Salaries, wages and benefits	46,291	19,773	18,244	52,673	34,202
General and administrative expenses	9,004	13,703	13,897	10,477	5,513
Warehouse and residual interest expense	15,236	11,187	14,226	13,925	10,612
Depreciation and amortization	1,900	999	1,167	1,493	1,484
Restructuring costs	(321)	761	14,032	(162)	4

Total expenses	72,110	46,423	61,566	78,406	51,815

Income before income taxes	71,973	257	(37,062)	90,327	52,672
Income tax (benefit) expense	(26,120)	22	1,170	37,557	(31,006)

Net income (loss)	$98,093	$235	$(38,232)	$52,770	$83,678

See accompanying notes to consolidated financial statements.

WMC FINANCE CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	(dollars in thousands)
Balance, December 31, 1999	$19,830	$133	$135,703	$(104,259)	$51,407
Preferred stock dividend issued	3,895	—	—	(3,895)	—
Redeemable preferred stock dividend issued	—	—	—	(760)	(760)
Stock repurchased and retired	(154)	(1)	(199)	—	(354)
Net loss				(38,232)	(38,232)

Balance, December 31, 2000	23,571	132	135,504	(147,146)	12,061
Net income				235	235

Balance, December 31, 2001	23,571	132	135,504	(146,911)	12,296
Repurchase of stock	(7)	(26)	(234)	—	(267)
Net income				98,093	98,093

Balance, December 31, 2002	23,564	106	135,270	(48,818)	110,122
Repurchase and retirement of preferred and common stock	(1,194)	(1)	495	—	(700)
Repurchase of stock options	—	—	(5)	—	(5)
Dividends paid	—	—	—	(54,708)	(54,708)
Net income for the period				52,770	52,770

Balance, September 30, 2003 (unaudited)	$22,370	$105	$135,760	$(50,756)	$107,479

See accompanying notes to consolidated financial statements.

WMC FINANCE CO. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2002	2001	2000	2003	2002
				(unaudited)
	(dollars in thousands)
Cash flows from operating activities:
Net income (loss)	$98,093	$235	$(38,232)	$52,770	$83,678
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,900	999	1,167	1,493	1,484
Deferred income taxes	(33,055)	—	—	(3,075)	(39,750)
Accretion of retained interests in loan securitizations	(11,516)	(14,469)	(4,212)	(6,557)	(9,069)
Cash received on residual interests in securitizations	16,806	29,491	12,842	18,731	10,831
Fair value loss on residual interests in securitizations	19,624	6,389	7,640	8,605	17,631
Residual interests received in loan securitizations	—	—	(32,106)	—	—
Net proceeds from NIMS transaction	—	—	23,632	—	—
Cash received from investor advances	—	—	18,129	—	—
Mortgage loans originated	(4,196,375)	(1,279,690)	(632,070)	(5,481,724)	(2,801,941)
Principal proceeds received from sales and repayments of mortgage loans, net	3,881,099	1,119,363	838,489	4,868,763	2,588,213
Principal payments on loans receivable held for sale	2,704	1,828	5,632	5,272	1,891
Net change in warehouse financing	295,984	150,679	(233,875)	562,055	197,699
Provision for warehouse losses	5,750	1,560	1,458	2,975	3,324
Provision for repurchased loans	24,736	4,154	4,187	24,428	10,227
Provision for premium recapture	2,313	367	(871)	2,417	1,257
Cash losses on repurchased and indemnified loans	(14,202)	(2,849)	(2,659)	(12,225)	(6,310)
(Reversal of) provision for restructuring costs	(321)	761	14,032	(162)	4
Cash used in restructuring	(486)	(2,512)	(6,315)	(62)	(473)
Cash costs for capitalized software development	(2,155)	(557)	(1,364)	(2,551)	(1,042)
Net change in other assets and liabilities	3,324	5,655	(2,682)	15,042	11,687

Net cash provided by (used in) operating activities	94,223	21,404	(27,178)	56,195	69,341

Cash flows from investing activities:
Proceeds from sale of foreclosed property	—	274	484	112	—
Purchases of equipment and improvements, net of proceeds from dispositions	(3,289)	(50)	99	(2,559)	(1,950)
Initial deposit to restricted account	—	—	(5,000)	—	—
Change in restricted cash account	465	5,235	(2,502)	1,037	306

Net cash (used in) provided by investing activities	(2,824)	5,459	(6,919)	(1,410)	(1,644)

Cash flows from financing activities:
Repayment of residual financing	(15,350)	(30,100)	(219)	(18,901)	(9,650)
Amortization of debt issue costs	934	617	713	937	646
Preferred stock repurchases and retired	(7)	—	(354)	(1,194)	(250)
Common stock repurchased and retired	(260)	—	—	494	—
Dividend paid	—	—	—	(54,708)	—
Options repurchased	—	—	—	(5)	—
Proceeds from sale of redeemable preferred stock series D & E	—	8,000	35,990	—	—

Net cash (used in) provided by financing activities	(14,683)	(21,483)	36,130	(73,377)	(9,254)

Net increase (decrease) in cash and equivalents	76,716	5,380	2,033	(18,592)	58,443
Cash and equivalents, beginning of the period	10,414	5,034	3,001	87,130	10,414

Cash and equivalents, end of the period	$87,130	$10,414	$5,034	$68,538	$68,857

Supplemental disclosures:
Cash for:
Interest paid	$13,726	$10,451	$14,939	$11,948	$9,585
Income tax payments (refunds), net	7,638	(911)	(1,252)	31,177	2,922

See accompanying notes to consolidated financial statements.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)    Summary of Significant Accounting Policies

(a)    Organization

WMC Finance Co. is a Delaware corporation incorporated on May 16, 1997 for the purpose of acquiring all of the assets of WMC Mortgage Corp. (“WMC Mortgage Corp.”), hereinafter referred to as “the Company”, meaning WMC Finance and WMC Mortgage Corp. consolidated. The Company is an alternative mortgage lender providing online mortgage services consisting of originating, purchasing, selling and servicing mortgage loans secured primarily by first and second mortgages on single family residences. The Company has developed technology to support its own loan origination, processing, underwriting, and closing through the name “WMCDirect”. The Company has wholesale operations in Woodland Hills, California with a second processing site in Dallas, Texas. Future geographic diversification is likely.

The Company’s web-based business is originated nationwide with concentration of business in the California, Arizona, Florida, New York, and Texas areas. The Company’s servicing portfolio is managed by third-party service providers, the first headquartered in Utah with an alternative in Irvine, California beginning August 2003.

WMC Mortgage Corp. has several wholly owned subsidiaries used in connection with its securitizations, or acquired as a part of its acquisition by WMC Finance Co. None of those subsidiaries have any significant operations in the years 2002 and 2001. The consolidated financial statements include the accounts of WMC Residco, Inc., whose assets consist primarily of the Company’s residual interests in loan securitizations.

The Company’s stockholders are Chatham LLC, an investment fund, and certain of the Company’s officers and directors.

(b)    Basis of Presentation and Consolidation

The consolidated financial statements include the accounts of the Company and of all of its wholly owned subsidiaries, Spring Mountain Group, Westwood Associates, WMC Residco, Inc., WMC Funding Corp. and WMC Funding Corp. II. All significant intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

All September 30, 2003 and 2002 amounts included in these notes to consolidated financial statements are unaudited.

(c)    Use of Estimates

In the preparation of the financial statements, management of the Company has made certain estimates and assumptions relating to the reporting of assets, liabilities, results of operations and the disclosure of contingent assets and liabilities to prepare these financial statements in accordance with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates. Accounts subject to estimates include residual interests in loan securitizations, capitalized software costs, allowance for repurchased losses, allowance for premium recapture and deferred taxes.

(d)    Cash and Cash Equivalents

Cash and short-term investments with original maturities of 90 days or less are considered to be cash and equivalents. Cash equivalents consist of cash on hand and due from banks.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(e)    Restricted Cash

In connection with securing residual financing, the Company transferred all of its residual interests from loan securitizations to a newly created, wholly owned, bankruptcy remote special purpose subsidiary called WMC Residco, Inc. In return, the Company received cash and an equity interest in WMC Residco, Inc. The terms of the residual financing allow for the maintenance of a restricted cash account for the payment of future interest in WMC Residco, Inc. of initially $5,000,000, thereafter reduced based upon a formula using the declining balance of the loan. All subsequent payments on the securitizations, with the exception of two net interest margin securities (NIMS), are collected in this restricted cash account pending payment to investors of scheduled interest, principal, and certain allowable expenses. Cash in excess of amounts paid to investors is primarily used to pay interest, management fees and reduce the balance of residual interests in loan securitizations.

(f)    Mortgage Loans Held for Sale, Net

Mortgage loans held for sale, net of discounts and deferred fees, are carried at the lower of cost or fair value, computed on an individual pool loan basis (unrealized losses are not offset by unrealized gains). Fair value is determined by outstanding commitments or recent sales of similar loans to investors. Gross unrealized losses are recorded by a charge to the provision for warehouse losses. Net deferred income and costs are charged to income when the related loans are sold or securitized. Mortgage loans held for sale may include loans the Company has repurchased from investors.

(g)    Loan Sales and Related Gain or Loss

Loans are sold either as whole loan sales with servicing released by the Company or through securitizations with servicing retained. Securitizations typically require credit enhancements in the form of cash reserves, insurance and/or overcollateralization that is reflected as residual interests in loan securitizations on the Company’s consolidated balance sheets. Sales are recognized when the transactions settle and the Company has surrendered control over transferred assets.

Interest on loans held for sale is credited to income as earned. Interest is accrued only if deemed collectible. Since most loans are sold within thirty to sixty days, the amount deemed uncollectible in the warehouse is generally small. Total uncollected interest for the years ended December 31, 2002 and 2001 was $17,248 and $13,292, respectively. For the nine months ended September 30, 2003 and 2002, total uncollected interest was $42,336 and $1,542, respectively.

Gain on securitizations is recognized to the extent that the selling price (based on the allocated fair values of the assets obtained and liabilities incurred) exceeds the carrying value of the loans sold. The assets obtained in a sale generally include junior class participation certificates, loan servicing assets and interests in overcollateralization amounts, if any. Liabilities incurred in a sale generally include recourse obligations and servicing liabilities. In all of its securitizations, the Company retained a call option giving it the right to repurchase loans sold when the outstanding amount of such loans is 10% or less of the original amount sold. The Company has ascribed no value to such option. Recourse obligations have been considered in the residual interests.

In determining the estimated fair values of the residual interests in loan securitizations, the Company estimates the cash flows and discounts such cash flows at rates determined by management to be approximately the rates market participants would use in similar circumstances. Quoted market prices are not readily available for residual interests in loan securitizations. In estimating the cash flows, the Company considers interest, default

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and prepayment rates. Management however, does continually review the impact of changes in interest rates, credit loss assumptions and prepayment speeds and may make changes thereto based on portfolio performance trends.

(h)    Residual Interests in Loan Securitizations

Residual interests in loan securitizations are recorded as a result of the sale of loans through securitization and the sale of NIMS securities.

At the closing of each securitization, the Company removes from its consolidated balance sheet the mortgage loans sold and adds to its balance sheet (i) the cash received and (ii) the estimated fair value of the retained interests from the securitizations which consists of (a) an overcollateralization amount (OC), (b) a residual interest and (c) a mortgage servicing asset. The excess of the cash received and assets retained by the Company over the carrying value of the loans sold, less transaction costs, equals the gain on securitization of loans recorded by the Company.

The Company allocates its basis in the mortgage loans between the portion of the mortgage loans sold through mortgage-backed securities (the senior certificates) and the portion retained (the retained interests) based on the relative fair values of those portions on the date of the sale.

The Company classifies the OC and residual interests in loan securitizations as trading securities and recognizes gains and losses attributable to the change in the fair value of the residual interests as income or loss for the period. The Company is not aware of an active market for the purchase or sale of residual interests; accordingly, the Company estimates fair value of the residual interests by calculating the present value of the estimated expected future cash flows using discount, loss and prepayment rates commensurate with the risks involved.

Residual interests are determined using the amount of the excess of the weighted average coupon on the loans sold over the sum of (1) the coupon on the senior certificates, (2) a base servicing fee, (3) expected losses to be incurred on the portfolio of loans sold over the lives of the loans and (4) estimated other expenses and revenues associated with the securitization. The significant assumptions used by the Company to estimate residual interest cash flows are anticipated prepayments, estimated credit losses, and future interest rate projections. The Company estimates prepayments by evaluating historical prepayment performance of comparable loans and the impact of trends in the industry. The Company estimates credit losses using available historical loss data for comparable loans and the specific characteristics of the loans included in the Company’s securitizations. The Company does not have a long history of life-of-loan prepayment or default information for the loan product, which has been securitized, and accordingly, its estimates are subject to increased uncertainty.

The OC represents the portion of the loans that is held by the trust as overcollateralization for the senior certificates sold as credit enhancement to the senior certificate holders. The OC initially consists of the excess of the principal balance of the mortgage loans sold to the trust, less the principal balance of the certificates sold to investors. The OC is required to be maintained at a specified target level of the principal balance of the certificates, which can be increased significantly in the event delinquencies and or losses exceed certain specified levels. Cash flows received by the trust in excess of the obligations of the trust are deposited into the overcollateralization account until the target OC is reached. Once the target OC is reached, distributions of excess cash are remitted to the Company.

The bond and certificate holders and their securitization trusts have no recourse to the Company for failure of mortgage loan borrowers to pay when due. The Company’s residual interests are subordinate to the bonds and certificates until the bond and certificate holders are fully paid.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(i)    Mortgage Servicing

For all its securitizations, the Company is designated as the master servicer and receives a monthly fee, which since March 2000 has been earned by the subservicer, based on the outstanding principal balance of the mortgage loans. The terms of the subservicing agreement indicate that the monthly service fee is earned by the subservicer, and any profits as defined in the agreement associated with servicing the residual interests in securitizations would be earned and distributed based upon a formula between the Company and the third party.

(j)    Property Acquired Through Foreclosure

Property acquired through foreclosure is recorded at fair value, less estimated costs to sell at the date of acquisition. The carrying value of each property is subsequently adjusted to the extent fair value declines.

(k)    Equipment and Improvements

Equipment and improvements are carried at cost, less accumulated depreciation and amortization. The Company capitalizes expenditures for improvements and major refurbishments, and charges ordinary maintenance and repairs to expense as incurred. Depreciation and amortization are computed utilizing the straight-line method over the estimated useful lives of the assets. Estimated useful lives are 2 to 8 years for furniture, fixtures and office equipment, 2 to 3 years for computer hardware and software, and the lesser of the lease terms or useful lives of the property for leasehold improvements.

There was a gain on disposals of approximately $1,000 in 2002 compared to a loss of $1,000 in 2001. For the nine months ended September 30, 2003 and 2002 the gain (loss) on disposals were less than $1,000 for both periods.

(l)    Capitalized Software Development Costs

The Company capitalizes the internal directly-related payroll costs associated with major improvements to its automated underwriting system and web-based loan origination system for brokers called “WMCDirect”. External costs of consultant services directly related to the application development of the software are also capitalized. Capitalized costs are amortized after substantial completion of each phase using the straight-line method over three years. Development costs associated with preliminary project stages are expensed as incurred. In June 2002, the Company licensed its automated underwriting software to a third party, and in accordance with Statement of Position 97-2 “Software Revenue Recognition” expensed $1.1 million, net of accumulated amortization of $600,000. The Company does not intend to market any of its proprietary software in the future.

Additionally, in 2002 the Company capitalized software costs directly related to the implementation of a new loan origination system of $1.2 million and other project costs of $400,000. For the nine months ended September 30, 2003, capitalized software costs were $2.6 million, inclusive of all projects.

(m)    Deferred Incentive Compensation

On June 26, 2003, our wholly owned subsidiary, WMC Mortgage Corp., adopted the June 2003 Bonus Plan. Pursuant to this plan, certain of WMC Mortgage Corp.’s employees and directors are entitled to receive a bonus no later than March 1, 2010, assuming the same individuals are still employed. The aggregate potential payout under the June 2003 Bonus Plan is $9.7 million. WMC Mortgage Corp. will accrue a liability on a straight-line basis over the life of the plan. Approximately $326,000 was expensed for the nine months ended September 30, 2003. No interest is being credited to the plan. All amounts may be accelerated upon a change in control.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

WMC Mortgage Corp. formalized a short-term incentive plan for 2002 bonuses. The 2002 plan allowed for 100% current payment of the total bonus awarded, up to $75,000. Any bonus amount over $75,000 will have a portion in excess of the current payment deferred over the next two years, with 50% paid in the year after the current payment, and the remaining 50% paid two years after the current payment. The amount expensed under this plan for December 31, 2002 was $6.9 million. Subject to the provisions of the plan, the amount approved by the Company’s Board of Directors was $10.8 million, of which $3.6 million is deferred, at December 31, 2002. All amounts may be accelerated upon a change in control.

For bonuses in 2003, a similar short-term incentive plan to the 2002 bonus plan is expected to be adopted by the Board of Directors in the fourth quarter of 2003. An estimate of current payments under this plan is being accrued monthly, and $7.9 million was expensed as of September 30, 2003. The remaining liability over the current payment due will be accrued on a straight-line basis over the remaining two-year period after determination by the Board in the fourth quarter of 2003. All amounts may be accelerated upon a change in control.

In the fourth quarter of 2003, the Board of Directors intends to adopt the December 2003 Bonus Plan for WMC Mortgage Corp. Pursuant to this plan, certain of WMC Mortgage Corp.’s employees and directors will be entitled to receive a bonus of approximately $26 million from the $200.0 million proceeds of WMC Finance Co.’s Senior Notes due 2008 issued in December 2003. WMC Mortgage Corp. will expense the total payment upon issuance. The current payment of approximately $13.2 million will be paid immediately, while the remaining amount will be paid over a vesting period not to exceed three years, and is generally conditional upon the participant’s employment. Any forfeitures due to employment termination will be redistributed to remaining participants in the plan. All amounts may be accelerated upon a change in control.

(n)    Revenue Recognition on Software Licensing

In June 2002, the Company licensed its automated underwriting software to a third party for a total contractual price of $1,750,000, with an additional $250,000 due within ninety days, and another $1,000,000 contingent payment due within 24 months upon the decision to utilize the software for its intended business purpose. In 2002, the Company recognized revenue of $1.4 million net of expected costs to service the contract of $312,000 in other income and is amortizing on a straight-line basis the remaining deferred revenue over the eighteen-month service period beginning July 2002. For the nine months ended September 30, 2003 and 2002, income recognized was $0.3 million and $1.3 million, respectively, and the Company has been informed that the $1.0 million additional contingent payment will not be made.

(o)    Advertising Costs

The Company incurs certain costs in connection with maintaining and expanding its market position. All advertising expenditures related to the marketing of the Company’s website, promotional activities through direct mail or trade shows, and other related promotional costs are expensed in the period incurred. Similarly, advertising costs associated with fees paid for the companies’ websites are expensed as incurred.

(p)    Income Taxes

Income taxes are recorded using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. If necessary, a valuation allowance is recorded against the combined federal and state net deferred taxes reducing the deferred tax asset to a net

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

amount. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company and its subsidiaries file consolidated Federal and combined unitary state income tax returns. Income taxes are calculated on a separate entity basis.

(q)    Allowance for Repurchase Losses

The Company provides for estimated future repurchase losses on loans sold at the time of sale by recording a provision for these potential losses. The allowance for losses is based on management’s evaluation of various factors, including potential for repurchase based upon the contractual obligations, including indemnification of losses for alleged violations of representations and warranties which are customary to the mortgage banking industry. The allowance represents the Company’s estimate of the principal, premium, interest losses and other costs, if any, expected to occur at the time of repurchase. Provision for expected losses are charged to gain on sales of loans and credited to the allowance. Management believes the allowance at December 31, 2002 and September 30, 2003 to be adequate based upon an evaluation of the potential exposure related to the loan sale agreements over the life of the associated loans sold.

(r)    Allowance for Premium Recapture

The Company provides for estimated future premium recapture attributable to premiums received on loans originated and sold above par where the underlying contractual arrangement requires the Company to reimburse the investor for the premium paid on certain early loan payoffs and nonperformance characteristics of the underlying loans sold. The amount of allowance is an estimate based upon management’s evaluation of historical experience of premiums refunded on an investor and company-wide basis, supported as appropriate by the terms of the sale agreements. The allowance is recorded as a reduction in gain on sales of loans at the time of sale. Management believes the allowance at December 31, 2002 and September 30, 2003 to be adequate based upon an evaluation of the potential exposure related to the loan sale agreements over the life of the associated loans sold.

(s)    Reclassification

Certain amounts for the prior period’s presentation have been reclassified to conform to the current year’s presentation.

(t)    Deferral and Amortization of Debt Issuance Costs

Costs related to the issuance of debt are amortized on a straight-line basis over the shorter of the actual or expected term of the related debt.

(u)    Stock Option Plan

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, (APB 25), and related interpretations. As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. No compensation cost has been recognized for its stock options in the consolidated financial statements. Statements of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, (SFAS 123) established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based compensation plans. As allowed by SFAS 123, the Company has elected to

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

continue to apply the intrinsic-value-based method of APB 25 and has adopted only the disclosure requirements of SFAS 123.

Had the Company determined compensation cost based on the fair value at the grant date for its stock option under SFAS 123, the Company’s net earnings would have been reduced to the pro forma amounts indicated below (dollars in thousands):

	Year Ended December 31,		Nine Months Ended September 30, 2003
	2002	2001
			(unaudited)
Net Income:
As reported	$98,093	$235	$52,770
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	556	677	88

Net Income (Loss)—Pro forma	$97,537	$(442)	$52,682

The per share weighted average fair value of stock options granted during the years ended December 31, 2002 and 2001 was $0.55 and $0.53, respectively, at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2002	2001

Expected life (years)	5.0	5.0
Risk-free interest rate	4.52%	4.29%
Expected annual dividend yield	—	—

(v)    Recently Issued Accounting Standards

The Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others, an interpretation of SFAS Nos. 5, 57 and 107, and rescission of FIN No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, in November 2002. FIN No. 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of the interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the provisions of the disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The Company adopted FIN No. 45 on January 1, 2003 and such adoption did not have a material impact on the results of operations, financial position or cash flows.

The FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51, in January 2003. FIN No. 46 requires that variable interest entities be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or is entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 also requires disclosures about variable-interest entities that companies are not required to consolidate but in which a company has a significant variable interest. The consolidation requirements of FIN No. 46 will apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements will apply to entities established prior to January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. The Company adopted

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the standard as of February 1, 2003, as required, and the adoption of such interpretation did not have a material impact on its results of operations, financial position or cash flows.

The FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (SFAS 148), amending SFAS 123, in December 2002. SFAS 148 is designed to provide alternative methods of transition for enterprises that elect to change to the SFAS 123 fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain of the disclosure modifications are effective for fiscal years ended after December 15, 2002 and are included in the notes to these consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities (SFAS 149), which is effective for hedging relationships entered into or modified after June 30, 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The adoption of SFAS 149 is not expected to have a significant impact on the Company’s financial position, cash flows or results of operations.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (SFAS 150), which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that an issuer classify a financial instrument that is within its scope, which may have previously been reported as equity, as a liability (or an asset in some circumstances). This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic companies. The adoption of SFAS 150 is not expected to have a significant impact on the Company’s financial position, cash flows or results of operations.

(2)    Mortgage Loans Held for Sale, Net

The Company owns first and second mortgages, substantially all of which are pledged as collateral for the warehouse financing and other borrowings at December 31, 2002 and 2001, and September 30, 2003. Mortgage loans held for sale at December 31, 2002 and 2001, and September 30, 2003, consist of the following (dollars in thousands):

	December 31,		September 30, 2003
	2002	2001
			(unaudited)
Principal balance	$531,430	$226,779	$1,131,829
Unearned discount	(169)	(146)	(368)
Net deferred origination costs	6,122	1,181	11,554
Allowance for loan losses	(3,206)	(459)	(3,718)

	$534,177	$227,355	$1,139,297

Weighted average interest rate	7.83%	9.44%	7.18%

The Company periodically has in the warehouse certain loans repurchased from previous sales that were repurchased in accordance with customary provisions relating to representations and warranties included in the sales agreements. The amount of repurchased loans in the warehouse as of December 31, 2002 and 2001 was

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

$2,738,000 and $1,208,000, respectively. The amount of repurchased loans in the warehouse as of September 30, 2003 was $2,523,000. Excluded from the allowance for loan losses are allocated repurchase allowances for these loans of $1,401,000 and $710,000 at December 31, 2002 and 2001, respectively, and $1,337,000 at September 30, 2003.

The principal balance of warehouse loans delinquent 90 days or more at December 31, 2002 and 2001 was $1,500,000 and $1,200,000, respectively. The principal balance of warehouse loans delinquent 90 days or more at September 30, 2003 was $2,300,000. Of the total delinquent loans, repurchased delinquent loans in the warehouse as of December 31, 2002 and 2001 were $1,136,000 and $979,000, respectively, and $1,754,000 as of September 30, 2003.

(3)    Allowance for Loan Losses

The following presents the activity in the allowance for losses for years ended December 31 and nine months ended September 30 (dollars in thousands):

	Year Ended December 31,		Nine Months Ended September 30, 2003
	2002	2001
			(unaudited)
Beginning balance	$459	$1,199	$3,206
Provision for losses	5,750	1,560	2,975
Charge-offs	(3,008)	(2,300)	(2,469)
Recoveries	5	—	6

Ending balance	$3,206	$459	$3,718

(4)    Residual Interests in Loan Securitizations

Residual interests in loan securitizations at December 31 and September 30 are comprised of the following (dollars in thousands):

	December 31,		September 30, 2003
	2002	2001
			(unaudited)
Residual interest	$46,809	$58,011	$31,081
Overcollateralization (OC)	20,976	34,688	15,925

	$67,785	$92,699	$47,006

Key economic assumptions used in measuring all residual interests as of December 31 and September 30 were as follows (rates per annum):

	December 31,		September 30, 2003 Residential mortgage loans
	2002 Residential mortgage loans	2001 Residential mortgage loans
			(unaudited)
Prepayment speed (CPR)	25-65%	25-65%	25-61%
Weighted average life (in years)	2.67	2.58	2.79
Expected credit losses (% of original pool)	7.04%	6.45%	7.43%
Residual cash flows discounted at	12-16%	12-16%	12-16%

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The changes in residual interests in loan securitizations for the years ended December 31 and nine months ended September 30 are as follows (dollars in thousands):

	Year Ended December 31,		Nine Months Ended September 30, 2003
	2002	2001
			(unaudited)
Beginning balance	$92,699	$114,110	$67,785
Fair value writedown	(19,624)	(6,389)	(8,605)
Accretion	11,516	14,469	6,557
Cash received	(16,806)	(29,491)	(18,731)

Ending balance	$67,785	$92,699	$47,006

Residual interests in securitizations at December 31 and September 30 are as follows (dollars in thousands):

		December 31,				September 30, 2003
		2002		2001
	Principal securitized	Principal Outstanding	Residual interests	Principal outstanding	Residual interests	Principal outstanding	Residual interests
						(unaudited)
1997-1	$202,118	$15,855	$1,865	$21,989	$2,431	$10,978	$1,497
1997-2	400,004	32,271	2,647	50,427	6,570	24,041	2,226
1998-1	301,502	28,176	1,926	43,280	5,114	19,962	2,530
1998-A	800,000	82,929	7,459	137,704	15,185	58,881	6,928
1998-B	800,000	115,422	13,463	174,247	22,465	82,225	9,633
1999-A	250,000	84,756	12,689	149,486	13,327	60,053	10,313
2000-A	425,000	173,344	27,736	279,034	27,607	105,614	13,879

Total	$3,178,624	$532,753	$67,785	$856,167	$92,699	$361,754	$47,006

Key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10% and 20% adverse changes in those assumptions are as follows as of December 31 and September 30 (dollars in thousands):

	December 31, 2002 Residential mortgage loans	September 30, 2003 Residential mortgage loans
		(unaudited)
Carrying amount/fair value of residual interest	$67,785	$47,006
Weighted average life (in years)	2.67	2.79
Prepayment speed assumption (annual rate):
Impact on fair value of 10% adverse change	$63,538	$43,917
Impact on fair value of 20% adverse change	59,715	41,111
Expected credit losses (cumulative rate*):
Impact on fair value of 10% adverse change	$64,113	$43,684
Impact on fair value of 20% adverse change	60,486	39,994
Residual cash flows discount rate (annual):
Impact on fair value of 10% adverse change	$65,316	$45,016
Impact on fair value of 20% adverse change	63,044	43,188
Interest rate curve:
Impact on fair value of 10% adverse change	$66,600	$46,516
Impact on fair value of 20% adverse change	66,249	46,367

*	measured as a percentage change on remaining projected losses

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the residual interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

The Company does not have a long history of owning or servicing securitized sub-prime mortgage loans, and, accordingly, its estimates of prepayment speeds and loss rates are subject to a significant level of uncertainty. The fair value writedowns in 2002, 2001 and September 30, 2003 resulted from prepayment speeds and loss rates exceeding the original projections.

The principal balance of securitized loans delinquent 90 days or more at December 31, 2002, 2001 and September 30, 2003, was approximately $179.2 million, $244.8 million and $129.9 million, respectively for securitizations. There were no purchases of delinquent or foreclosed loans for 2002, 2001 or for the nine months ended September 30, 2003. Total servicing fees paid to a third party servicer for 2002, 2001 and for the nine months ended September 30, 2003 were $3.6 million, $5.8 million and $1.8 million, respectively. Actual credit losses, net of recoveries, for the years 2002, 2001 and for the nine months ended September 30, 2003 were $46.9 million, $58.1 million and $22.2 million, respectively, for the securitizations.

(5)    Mortgage Banking

As of December 31, 2002 and 2001, the Company, through its subservicer, was servicing approximately 12,039 and 12,298 loans, respectively, with an aggregate principal balance of approximately $1.5 billion and $1.2 billion, respectively, including mortgage loans held for sale. As of September 30, 2003, the Company was servicing approximately 14,881 loans with a principal balance of $2.1 billion.

For certain of its whole loans sold, the Company retains the credit risk for a limited period of time, and it periodically repurchases loans that were previously sold. Approximately $35.0 million and $4.6 million of loans previously sold were repurchased for a net loss of $13.8 million and $1.2 million in 2002 and 2001, respectively. For the nine months ended September 30, 2003, approximately $38.9 million of loans previously sold were repurchased for a net loss of $12.3 million. At December 31, 2002 and 2001, accounts payable and accrued expenses included approximately $16.9 million and $6.3 million, respectively, in reserves for the contingent liability associated with whole loans sold. As of September 30, 2003, approximately $29.1 million of repurchase reserves is included in accounts payable and accrued expenses.

Fiduciary funds, escrow accounts and the related liability for borrower impounds and amounts due to investors at the various investor settlement dates totaled approximately $9.1 million at December 31, 2002, $3.9 million at December 31, 2001, and $4.1 million as of September 30, 2003. These amounts are on deposit in trust bank accounts at the third party servicer and are not included in the accompanying consolidated balance sheets. For the year ended December 31, 2002 and the nine months ended September 30, 2003, the Company maintained coverage for a fidelity bond and an error and omissions policy with liability limits of $10 million.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As master servicer, the Company is required to make advances for delinquent payments and other servicing-related costs. As a result of the Company outsourcing its servicing function with respect to its residual assets to a third party provider, the Company is not required to make any future advances under the terms of the subservicing agreement.

(6)    Equipment and Improvements, Net

Equipment and improvements, net, consist of the following at December 31, 2002 and 2001, and September 30, 2003 (dollars in thousands):

	December 31,		September 30, 2003
	2002	2001
			(unaudited)
Leasehold improvements	$461	$775	$519
Furniture, fixtures, and office equipment	900	463	1,591
Computer hardware and software	6,090	4,636	7,508

	7,451	5,874	9,618
Accumulated depreciation and amortization	(4,362)	(5,612)	(5,011)

	$3,089	$262	$4,607

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(7)    Warehouse and Repurchase Facilities

Warehouse and repurchase facilities consist of the following at December 31 and September 30 (dollars in thousands):

	December 31,		September 30, 2003
	2002	2001
			(unaudited)
A $350 million master repurchase facility ($200 million committed) with Credit Suisse First Boston expiring in October 2003, secured by loans receivable held for sale, interest at LIBOR plus a margin (blended rate was 2.52% at September 30, 2003)	$123,018	$77,127	$246,551

A $500 million master repurchase facility ($400 million committed) with Lehman Brothers expiring in September 2004, secured by loans receivable held for sale, interest at LIBOR plus a margin (blended rate was 2.42% at September 30, 2003)	204,757	138,608	307,100

A $300 million master repurchase facility ($150 million committed) with CDC Mortgage Capital Inc. expiring in July 2004, secured by loans receivable held for sale, interest at LIBOR plus a margin (blended rate was 2.15% at September 30, 2003)	101,417	—	177,825

A $400 million warehouse facility ($400 million committed) with Residential Funding Corporation, expiring October 2003, secured by loans receivable held for sale, interest at LIBOR plus a margin (blended rate was 2.22% at September 30, 2003)	84,866	2,339	298,443

A $400 million master repurchase facility ($400 million committed) with Merrill Lynch expiring in March 2005, secured by loans receivable held for sale, interest at LIBOR plus a margin (blended rate was 2.36% at September 30, 2003)	—	—	46,194

	$514,058	$218,074	$1,076,113

It is expected that warehouse financing lines will be renewed or replaced in the ordinary course of business.

The above repurchase and warehouse borrowings are subject to satisfaction of certain conditions, including but not limited to certain financial covenants. At December 31, 2002 and September 30, 2003, the Company was in compliance with all financial and other covenants.

The weighted average interest rates on the combined repurchase and warehouse borrowing facilities were 2.66%, 3.35%, and 2.34% at December 31, 2002, 2001 and September 30, 2003, respectively. The weighted average interest rate on the residual financing agreement was 3.94%, 4.43% and 3.62% for December 31, 2002, 2001, and September 30, 2003, respectively.

In addition to the warehouse financing, the Company has a $75.0 million residual financing agreement with Chase Manhattan Bank, secured by residual interests maturing in March 2007, interest due quarterly in arrears at the LIBOR rate plus a margin. No amounts paid or prepaid may be reborrowed. The rate at December 31, 2002 was 3.94%, and the rate was 3.62% at September 30, 2003.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In 2002 and for the nine months ended September 30, 2003, the Company paid commitment fees associated with its new borrowing agreements.

A summary of activity for facility commitment fees, included in prepaid expenses and other assets, for the years ended December 31, 2002 and 2001, and for the nine months ended September 30, 2003 is as follows (dollars in thousands):

	Year Ended December 31,		Nine Months Ended September 30, 2003
	2002	2001
			(unaudited)
Beginning balance	$214	$—	$167
Costs paid and capitalized	887	831	1,988
Amortization of costs	(934)	(617)	(937)

Ending balance	$167	$214	$1,218

(8)    Commitments and Contingencies

(a)    Leases

In connection with the closing of wholesale and retail branches, the Company negotiated buyouts of substantially all retail and wholesale branches, and consolidated its operations in Woodland Hills. The Company leases the headquarters facility and the Dallas facility, and leases equipment under operating leases expiring through 2006. Total rental expense was approximately $1.8 million, $1.6 million, and $1.6 million for the years ended December 31, 2002, 2001, and for the nine months ended September 30, 2003, respectively. Minimum aggregate lease commitments as of December 31, 2002 and September 30, 2003 under noncancelable operating leases are as follows (dollars in thousands):

	December 31, 2002	September 30, 2003
		(unaudited)
2003	$1,641	$481
2004	1,624	2,246
2005	686	1,129
2006	1	327
2007	—	271
Thereafter	—	—

	$3,952	$4,454

(b) Litigation

The Company is a party to various legal proceedings. Although the final outcome of any legal proceeding is subject to a great many variables and cannot be predicted with any degree of certainty, the Company presently believes that any ultimate liability resulting from any of the legal proceedings, or all of them combined, would not have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

A suit is currently pending against the Company alleging, among other things, that the practices of requiring maintenance of mortgage escrow balances in excess of certain ceilings violates various Federal and state

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

consumer protection laws. The plaintiffs in this suit are attempting to be certified as a class. Although no class has yet been certified in the proceedings pending against the Company, and the Company believes that it has meritorious defenses which will be pursued vigorously, the Company cannot estimate with any reasonable degree of certainty its ultimate legal or financial exposure, if any, with respect to the alleged claims. Therefore, no assurance can be given that a negative outcome in this or similar actions will not have a material adverse effect on the Company, or that additional class action suits will not be filed against the Company.

(9)    Employee Benefits

(a)    401(k) Retirement Savings Plan

The Company administers a 401(k) defined contribution retirement plan (the “Plan”) that allows participants to make contributions up to 15% of their salary. Substantially all employees of the Company are eligible to participate in the Plan. Contributions to the Plan are made from employee salary deferrals and employer matching contributions by the Company up to a maximum of 4.9% of eligible compensation. Employees’ contributions vest immediately, and the Company’s contributions vest over five years. The Company contributed approximately $1,031,000 including $66,000 of forfeitures for 2002, and $531,000 including $278,000 of forfeitures for 2001. At September 30, 2003, the Company accrued a liability of $1,325,000.

(b)    Stock Incentive Plans

The Company has two stock option plans that provide for the granting of stock options to directors, officers, and key employees. The first plan adopted September 23, 1997 (the “1997 Plan”) is a non-qualified incentive stock option plan that allows the optionee to purchase shares of the Company’s Class B common stock at a price of $10.13 per share, which was equal to the fair market value of the shares at that time. The second plan, adopted March 15, 2000 (the “2000 Plan”), allows the optionee to purchase Class B common stock at a price of $2.80 per share which was equal to the fair market value of the shares at the time of adoption. The objectives of both plans are to attract and retain the best personnel, providing for additional performance incentives, and promote the success of the Company by providing the opportunity to acquire common stock.

The plans have ten-year termination clauses indicating all rights expire after that period. Vesting on the 1997 Plan is over five years, with the exception of one individual whose options totaled 567,453 and 283,727 as of December 31, 2002 and September 30, 2003, respectively, which vested and became exercisable immediately at grant in 1997. Vesting on the 2000 Plan is over five years with equal increments of twenty percent per year. Upon a change in control, accelerated vesting shall apply in the event of termination without cause (or by optionee for good cause providing that one year has passed since the date of change in control). Both plans are subject to ninety-day call rights by the Company with respect to the unexercised portion of the option as well as any Class B shares acquired upon exercise of the option, with the exception of the same 567,453 and 283,727 options as of December 31, 2002 and September 30, 2003, respectively, granted under the 1997 Plan, which vested in 1997 and are not subject to call. A total of 4,880,793 shares of class B common stock has been reserved for issuance under both plans as of December 31, 2002 and September 30, 2003. At December 31, 2002, no shares were available for granting under the 1997 Plan, while 18,267 shares were available under the 2000 Plan. At September 30, 2003, a total of 505,103 and 188,267, respectively, was available for granting under the 1997 and 2000 plans. During the nine months ended September 30, 2003 and the years ended December 31, 2002 and 2001, no options expired for either plan.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following summarizes option activity under both plans for the periods indicated:

	1997 Plan	Weighted avg. price	Option Range	2000 Plan	Weighted avg. price	Option Range
Outstanding
December 31, 2000	1,087,422	$10.13	$10.13-$14.95	2,824,981
Granted	—			616,000	$2.80	$2.80
Forfeited	(15,000)			(197,500)	$2.80	$2.80

Outstanding
December 31, 2001	1,072,422	$10.13	$10.13	3,243,481	$2.80	$2.80
Granted	—	$10.13	$10.13	782,215	$2.80	$2.80
Forfeited	—	$10.13	$10.13	(10,000)	$2.80	$2.80

Outstanding
December 31, 2002	1,072,422	$10.13	$10.13	4,015,696	$2.80	$2.80
Granted	—	$10.13	$10.13	—	$2.80	$2.80
Forfeited	(730,695)	$10.13	$10.13	(170,000)	$2.80	$2.80

Outstanding
September 30, 2003 (unaudited)	341,727	$10.13	$10.13	3,845,696	$2.80	$2.80

The number of options exercisable at December 31, 2002 and 2001, and September 30, 2003 for the 1997 Plan was 1,027,422, 983,428 and 341,727, respectively, while the number exercisable for the 2000 Plan for the same periods was 1,459,919, 564,996, and 1,711,514, respectively. The weighted average price of options exercisable at December 31, 2002 and 2001 and September 30, 2003 for the 1997 Plan was $10.13. The weighted average price of options exercisable at December 31, 2002 and 2001 and September 30, 2003 for the 2000 Plan was $2.80. For the nine months ended September 30, 2003, no options were granted.

Information about stock options outstanding at December 31, 2002 follows:

1997 Plan
Options outstanding			Options exercisable
Exercise price	Number outstanding	Wtd. avg. remaining contractual life	Exercise price	Number exercisable
$10.13	1,072,422	4.95 years	$10.13	1,027,422

2000 Plan
Options outstanding			Options exercisable
Exercise price	Number outstanding	Wtd. Avg. remaining contractual life	Exercise price	Number exercisable
$2.80	4,015,696	7.80 years	$2.80	1,459,919

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Information about stock options outstanding at September 30, 2003 (unaudited) is as follows:

1997 Plan
Options outstanding			Options exercisable
Exercise price	Number outstanding	Wtd. avg. remaining contractual life	Exercise price	Number exercisable
$10.13	341,727	4.01 years	$10.13	341,727

2000 Plan
Options outstanding			Options exercisable
Exercise price	Number outstanding	Wtd. Avg. remaining contractual life	Exercise price	Number exercisable
$2.80	3,845,696	7.07 years	$2.80	1,711,514

(10)    Income Taxes

Components of the income tax expense (benefit) from operations for the years ended December 31 and nine months ended September 30 are as follows (dollars in thousands):

	Year Ended December 31,		Nine Months Ended September 30, 2003
	2002	2001
			(unaudited)
Current:
Federal	$—	$—	$31,536
State	6,935	22	9,096

	6,935	22	40,632

Deferred:
Federal.	22,171	—	(3,020)
State	(888)	—	(55)

	21,283	—	(3,075)

Valuation allowance:
Federal	(44,041)	—	—
State	(10,297)	—	—

	(54,338)	—	—

	$(26,120)	$22	$37,557

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A reconciliation between the Federal statutory tax rate and the Company’s effective tax rate for the years ended December 31, 2002 and 2001 and the nine months ended September 30, 2003 is as follows:

	Year Ended December 31,		Nine Months Ended September 30, 2003
	2002	2001
			(unaudited)
Statutory federal tax	35%	34%	35%
State tax, net of federal benefit	6	6	7
Effect of changes in valuation allowance	(76)	(31)	—
Other	(1)	—	—

	(36)%	9%	42%

Under the asset and liability method, deferred taxes are provided for temporary differences between the financial and tax bases of assets and liabilities, applying currently enacted tax rates and laws.

Deferred tax assets (liabilities) are comprised of the following at December 31, 2001 and 2002, and September 30, 2003 (dollars in thousands):

	December 31,		September 30, 2003
	2002	2001
			(unaudited)
Deferred tax assets:
Accrued compensation	$1,755	$464	$3,480
Loss reserves	11,571	5,685	17,826
Warehouse mark to market	5,166	1,873	4,366
Goodwill	13,823	14,636	12,713
Net operating loss	7,497	39,269	3,445
Depreciation	710	862	—
Acquisition costs	—	55	—
Other	169	288	—

	40,691	63,132	41,830
Deferred tax liabilities:
Depreciation	—	—	(232)
State taxes	(1,536)	(3,310)	(166)
Residual interest in loan securitizations	(5,690)	(5,104)	(4,590)
Other	(196)	(166)	(498)

	(7,422)	(8,580)	(5,486)

	33,269	54,552	36,344
Valuation allowance	(214)	(54,552)	(214)

Net deferred tax asset	$33,055	$—	$36,130

Amounts for the current year are based upon estimates and assumptions as of the date of this report and could vary from amounts shown on the tax return filed. Accordingly, the variances from the amounts previously reported for 2001 are primarily the result of adjustments to conform to the tax returns filed.

At December 31, 2002, the Company had available net operating loss carryforwards for Federal and state income tax purposes of approximately $9 million and $53 million, respectively, which may be used to offset

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

future taxable income. The Federal loss carryforwards begin to expire in 2021, and the state loss carryforwards expire in 2006.

At September 30, 2003, the Company has utilized all of its federal net operating loss carryforwards and has only state net operating loss carryforwards remaining of approximately $34 million, which may be used to offset future taxable income.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the Company’s profitability in 2002 and 2001, the valuation allowance was reduced in 2002.

At September 30, 2003, and December 31, 2002 and 2001, the Company had a net current income tax receivable of $0.9 million, $1 million and $1.1 million, respectively.

(11)    Redeemable Preferred Stock

On March 8, 2000 the Company issued two new series of preferred stock in exchange for $30 million of capital. The first class was a Series D cumulative junior preferred shares, 750,000 authorized, $.01 par, issued 491,990 for a total of $5 million. The second class was a Series E cumulative senior preferred shares, 3,800,000 authorized, $.01 par, issued 2,541,946 for a total of $25 million. Both issues are subject to payment of dividends semi-annually beginning June 30, 2000 at a rate of eight percent per annum as declared by the Board of Directors. Dividends were declared for June 30, 2000 for a total of 12,464 shares, or $126,631, for the Series D and 64,396 shares, or $633,012, for Series E. On November 6, 2000 the Company issued another 343,504 of Series D shares in exchange for $3,490,000 of capital, and on December 22, 2000 issued another 246,063 for a total of $2,500,000. Prior to November 6, 2002, the total amount of Series D shares authorized was increased to 2 million.

In March 2001, the Company issued another 492,126 shares, or $5 million, of Series D and then in June 2001 issued another 295,275 shares of Series D, for a total of $3 million. Cumulative undeclared dividends for Series D through December 31, 2002 were 327,361 shares, or $3,326,000, as compared to 160,723 shares, or $1,633,395, through December 31, 2001. Cumulative undeclared dividends for Series D shares through June 30, 2003 were 414,329, or $4,210,000. On June 26, 2003 the Company declared, payable June 30, 2003, a dividend of $2.75 per share reducing the cumulative unpaid dividends through June 30, 2003 to $3,070,000. The total dividend declared and paid on all outstanding declared and undeclared Series D shares was $6,313,000. In addition to the $2.75 per share dividend, a special one-time dividend of 6.17% of the total of all classes and series of shares eligible for the $2.75 dividend was paid to the Series D shareholders, or a total of $3,013,000. No additional dividends have accrued through September 30, 2003.

For Series E shares, cumulative undeclared dividends through December 31, 2002 were 568,842 shares, or $5,595,000, as compared to 325,438 shares, or $3,200,681, through December 31, 2001. Cumulative undeclared dividends for Series E shares through June 30, 2003 were 700,019 shares, or $6,881,000. On June 26, 2003, the Company declared, payable June 30, 2003, a dividend of $2.75 per share, reducing the cumulative unpaid dividends through June 30, 2003 to $4,945,000. The total dividend declared and paid on all outstanding declared and undeclared shares was $9,092,000. In addition to the $2.75 per share dividend, a special one-time dividend of 8.83% of the total of all classes and series of shares eligible for the $2.75 dividend was paid to the Series E shareholders, or a total of $4,312,000. No additional dividends have accrued through September 30, 2003.

Both Series D and E are convertible into Class A common stock calculated by the number of shares outstanding, including accrued but unpaid dividends divided by the subscription price of $10.16 for the Series D

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

shares and $9.83 for the Series E shares. Additional shares may be issued to each series if the conversion price falls below the subscription price of each series. The conversion date upon which both can be converted is the date of consummation of a qualified initial public offering (“IPO”). If there is no conversion prior to March 8, 2005, then both issues are subject to mandatory redemption at the subscription price multiplied by the number of shares including accrued but unpaid dividends. Both Series D and E have voting rights equal to the number of shares at the record date that could be converted into Class A shares. Upon liquidation, Series D and E are paid the greater of (i) the amount that would be payable to such holders if they had converted all of such shares into shares of Class A common stock immediately prior to such liquidation, in each case plus any accrued and unpaid dividends thereon to such date, or (ii) the subscription price of all outstanding shares.

(12)    Preferred Stock

During 1998, the Company issued Series C cumulative convertible preferred stock in exchange for cash and notes receivable. Series C accrues a quarterly dividend of $0.2875 per share for each dividend period ending on or prior to March 31, 2010 and $0.575 for each dividend period thereafter, when declared by the Board of Directors. Dividends are cumulative so that when declared, all unpaid dividends accumulate.

During 2000, cumulative dividends of 237,089 shares, for a total of $3,895,000, were declared through September 30, 2000, while cumulative undeclared dividends of 137,677 shares, or $2,262,037, were undeclared through December 31, 2001. Cumulative undeclared dividends through December 31, 2002 were 256,654 shares, or a total of $4,217,000, while cumulative undeclared dividends through June 30, 2003 were 301,798 shares, or $4,959,000. On June 24, 2003, the Company declared, payable June 30, 2003, a dividend of $2.75 per share, reducing the cumulative unpaid dividends through June 30, 2003 to $4,129,000. The total dividend declared and paid on all outstanding declared and undeclared shares was $4,778,000. Cumulative undeclared dividends on the Series C shares through September 30, 2003 was 332,198 shares, or a total of $4,628,000.

Series C is convertible into Class B common stock based upon the number of shares outstanding at the record date including accrued dividends divided by the conversion price of $16.43. Series C is automatically converted upon issuance of an IPO equaling or exceeding $30 million. Series C has no voting rights. Upon liquidation, Series C will be paid the greater of (i) the amount that would be payable to such holders if they had converted all of such shares into shares of Class B common stock immediately prior to such liquidation, in each case plus any accrued and unpaid dividends thereon to such date, or (ii) the subscription price of all outstanding shares. Additional shares may be issued to each series if the conversion price falls below each series subscription price. At December 31, 2002 and 2001 total notes receivable, including interest accrued at the rate of 8% per annum, of approximately $2.0 million and $1.9 million, respectively, has been netted against the Series C amount outstanding. As of September 30, 2003, approximately $1.7 million has been netted against the Series C amount outstanding.

(13)    Stockholders’ Equity

The Company has two classes of Common Stock, Class A and Class B. On April 24, 2000 11,690,291 of Class B stock was converted to Class A stock in accordance with the provisions of the Class B stock. Certain amounts of Class B stock have been reserved for issuance upon the conversion of Series C Preferred (approximately 2,500,000) and exercise of stock options (approximately 4,880,793) under the Company’s stock incentive plans. Class A has voting rights, whereas Class B does not have voting rights.

Notes receivable financing the original purchase of the stock by certain key officers of the Company was $3.1 million, $2.9 million and $0.4 million at December 31, 2002, 2001 and September 30, 2003, respectively.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The notes bear interest at a rate of 8% and are due September 2007. These notes are accounted for as a reduction of additional paid in capital. The Company is prohibited from declaring or paying any dividends, except for stock, if after such declaration or payment there would be an event of default under its financing agreements.

(14)    Related Party Transactions

Prior to 2003, the Company had paid certain advertising fees associated with banner advertising to an affiliate of one of its strategic partners who was an affiliate of one of the Company’s former stockholders. The full amount of the contract of $3.75 million was reserved in 2001 and settled in 2002, resulting in a $2.0 million credit to advertising expense.

In 2003, the Company entered into a consulting agreement with one of its outside directors. The terms of the agreement require the Company to pay Mr. Robert Rosen a consulting fee of $300,000. At September 30, 2003, the remaining obligation was $144,000, to be paid in equal installments of $24,000 per month ending March 2004. Total expense incurred for the nine months ended September 30, 2003 was $156,000.

The Company pays certain office and other expenses for another of its outside directors. The amounts paid for the years ended December 31, 2002 and 2001, and for the nine months ended September 30, 2003, were $24,000, $24,000 and $18,000, respectively.

(15)    Risk Management and Off Balance Sheet Arrangements

The Company’s pipeline of loans in process was approximately $886 million, $474 million and $2,357 million at December 31, 2002, 2001, and September 30, 2003, respectively. The Company generally does not extend rate commitments.

(16)    Fair Value of Financial Instruments

The Company estimates the fair value of financial instruments using currently available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. These fair value amounts are significantly affected by the assumptions used, including the discount rate and estimates of cash flow. Accordingly, the estimates presented here are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair values.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The estimated fair value of the Company’s financial instruments as of December 31, 2002 and 2001, and September 30, 2003 is as follows (dollars in thousands):

	December 31,				September 30, 2003
	2002		2001
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
					(unaudited)
Financial assets:
Cash and cash equivalents	$87,130	$87,130	$10,414	$10,414	$68,538	$68,538
Restricted cash	1,802	1,802	2,267	2,267	765	765
Mortgage loans held for sale, net	534,177	548,493	227,355	234,611	1,139,297	1,173,811
Accounts receivable	1,236	1,236	849	849	3,073	3,073
Accrued interest receivable	3,088	3,088	962	962	4,154	4,154
Residual interests in loan securitizations	67,785	67,785	92,699	92,699	47,006	47,006
Financial liabilities:
Warehouse and repurchase facilities	514,058	514,058	218,074	218,074	1,076,113	1,076,113
Residual financing	26,380	26,380	41,730	41,730	7,480	7,480
Accounts payable and accrued expenses, income taxes payable, and accrued payroll expenses	41,855	41,855	22,077	22,077	75,145	75,145

The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:

Cash and cash equivalents:  The carrying amount of cash and cash equivalents is considered to be its fair value.

Mortgage loans held for sale:  Since the Company originates and holds all of its loans for sale, the fair value is estimated using expected sales prices. For loans expected to be sold under current commitments, the sales prices are based on the commitment terms. For other loans, the expected sales prices are based on recent sales of loans with similar characteristics.

Accounts receivable:  The carrying amount of accounts receivable is considered to approximate their fair value given their short maturities.

Accrued interest receivable:  The carrying amount of accrued interest receivable is considered to approximate their fair value given their short maturities.

Residual interests in loan securitizations:  The fair value of the residual interests is estimated by calculating the present value of the estimated expected future cash flows using a discount rate commensurate with the risks involved.

Warehouse and repurchase facilities:  The facilities are generally repaid in a short period of time, and therefore, the carrying value is a reasonable estimate of fair value.

Residual financing:  The residual financing has a final maturity of March 2007, but based upon the Company’s cash flow analysis of residual assets, it is expected to be paid off within the next two years, thus the carrying value approximates fair value.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Accounts payable and accrued expenses:  The carrying amount of accounts payable and accrued expenses is considered to approximate its fair value given their short maturities.

(17)    Restructuring

The Company’s restructuring charges taken in 2000 have all been incurred, with the exception of long-term leases. The following represents the activity for 2002, 2001, and the nine months ended September 30, 2003 (dollars in thousands):

	Employee severance	Lease premise allowance	Other costs
Balance, January 1, 2001	$208	$1,998	$906
Accrued (reversed)	(130)	712	179
Cash paid	(78)	(1,500)	(934)

Balance December 31, 2001	—	1,210	151
Accrued (reversed)	—	(328)	7
Cash paid	—	(380)	(106)

Balance December 31, 2002	—	502	52
Accrued (reversed)	—	(110)	(52)
Cash paid	—	(63)	—

Balance, September 30, 2003 (unaudited)	$—	$329	$—

Lease premise allowance provides for the estimated losses arising over the Company’s lease term, as a result of sub-leasing a portion of its headquarters space at a rate below the existing lease rate. Other costs represent the costs for winding down the Company’s old business model, including legal costs for restructuring and other equipment lease and vendor commitments.

(18)    Dividends

On June 26, 2003, the Board of Directors declared a $54.7 million dividend to shareholders of record, payable on or about June 30, 2003. Future dividends may be declared to the extent deemed appropriate and allowable for under current debt arrangements.

(19)    WMC Residco, Inc.

The Company’s ownership interest in residual interests in 1997-1, 1997-2, 1998-1, 1998-A, 1998-B, and 1999-A is held in a wholly owned special purpose subsidiary called WMC Residco, Inc. (Residco). Residco was incorporated on March 1, 2000, as a special purpose bankruptcy remote entity for the purpose of acquiring the residual interests and obtaining a loan. The transfer was considered a true sale at law. Under accounting principles generally accepted in the United States of America, the financial statements of Residco are required to be consolidated with the financial statements of the Company. Such residual interests involved in the transfer and appearing on the consolidated financial statements are not the property of the Company; therefore, these residual interests are not available to satisfy claims by any general creditors of the Company.

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following information presents summary financial statements of Residco as of December 31, 2002, 2001 and September 30, 2003 on a stand-alone basis (dollars in thousands).

	December 31,		September 30, 2003
	2002	2001
			(unaudited)
Balance sheets:
Cash and equivalents	$1	$1	$1
Restricted cash	1,802	2,267	765
Due from parent	20,697	—	19,740
Residual interests in loan securitizations	67,785	92,699	47,006
Other assets	7	6	—

Total assets	$90,292	$94,973	$67,512

Accounts payable and accrued expenses	$22	$6	$21
Taxes payable to WMC	—	1,192	—
Deferred taxes payable	2,562	—	519
Residual financing	26,380	41,730	7,480

Total liabilities	28,964	42,928	8,020

Common stock	—	—	—
Additional paid-in capital	51,477	51,477	51,477
Retained earnings	9,851	568	8,015

Total shareholder’s equity	61,328	52,045	59,492

Total liabilities and shareholder’s equity	$90,292	$94,973	$67,512

WMC FINANCE CO. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Year Ended December 31,		Nine Months Ended September 30, 2003
	2002	2001
			(unaudited)
Income statement:
Interest income on residual interests	$11,516	$14,469	$6,557
Fair value loss on residual interests	(19,624)	(6,389)	(8,605)
Other	61	136	12

	(8,047)	8,216	(2,036)
Interest expense	1,591	4,222	507
Management fee	480	534	360
Other expenses	115	26	20

	2,186	4,782	887

(Loss) income before income taxes	(10,233)	3,434	(2,923)
Income tax (benefit) expense	(19,516)	22	(1,087)

Net income (loss)	$9,283	$3,412	$(1,836)

Statements of cash flows:
Cash flows from operating activities:
Net income (loss)	$9,283	$3,412	$(1,836)
Adjustments to reconcile net income to net cash provided by operating activities:
Deferred income taxes	2,562	—	(2,043)
Interest income on residual interests in securitizations	(11,516)	(14,469)	(6,557)
Cash received on residual interests in loan securitizations	16,806	29,491	18,731
Fair value loss on residual interests in securitizations	19,624	6,389	8,605
Net increase in intercompany account	(21,889)	—	963
Net change in other assets and liabilities	15	42	—

Net cash provided by operating activities	14,885	24,865	17,863

Cash flows from investing activities:
Change in restricted cash account	465	5,235	1,037

Net cash provided by investing activities	465	5,235	1,037

Cash flows from financing activities:
Net change in residual financing	(15,350)	(30,100)	(18,900)

Net cash used in financing activities	(15,350)	(30,100)	(18,900)

Net increase in cash and equivalents	—	—	—
Cash and equivalents, at beginning of period	1	1	1

Cash and equivalents, at end of period	$1	$1	$1

Supplemental disclosures:
Cash for:
Interest paid	$1,593	$4,271	$509

PART II: INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers

Registrant is a Delaware corporation. Section 145(a) of the Delaware General Corporation Law (the “DGCL”) provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorney fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Further subsections of DGCL Section 145 provide that:

(1)	to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses, including attorneys’ fees, actually and reasonably incurred by such person in connection therewith;

(2)	the indemnification and advancement of expenses provided for pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise; and

(3)	the corporation shall have the power to purchase and maintain insurance of behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under Section 145.

As used in this Item 14, the term “proceeding” means any threatened, pending, or completed action, suit, or proceeding, whether or not by or in the right of Registrant, and whether civil, criminal, administrative, investigative or otherwise.

Section 145 of the DGCL makes provision for the indemnification of officers and directors in terms sufficiently broad to indemnify officers and directors of Registrant under certain circumstances from liabilities

(including reimbursement for expenses incurred) arising under the Securities Act of 1933. Registrant’s Second Amended and Restated Certificate of Incorporation provides, in effect, that, to the fullest extent and under the circumstances permitted by Section 145 of the DGCL, Registrant will indemnify any and all of its officers and directors. Registrant may, in its discretion, similarly indemnify its employees and agents. Registrant’s Second Amended and Restated Certificate also relieves its directors from monetary damages to Registrant or its stockholders for breach of such director’s fiduciary duty as a director to the fullest extent permitted by the DGCL. Under Section 102(b)(7) of the DGCL, a corporation may relieve its directors from personal liability to such corporation or its stockholders for monetary damages for any breach of their fiduciary duty as directors except (i) for a breach of the duty of loyalty, (ii) for failure to act in good faith, (iii) for intentional misconduct or knowing violation of law, (iv) for willful or negligent violations of certain provisions in the DGCL imposing certain requirements with respect to stock repurchases, redemptions and dividends, or (v) for any transactions from which the director derived an improper personal benefit.

Registrant currently maintains an insurance policy which, within the limits and subject to the terms and conditions thereof, covers certain expenses and liabilities that may be incurred by directors and officers in connection with proceedings that may be brought against them as a result of an act or omission committed or suffered while acting as a director or officer of Registrant.

Item 21. Exhibits and Financial Statement Schedules

The following exhibits are attached hereto:

Exhibit Number	Exhibit Description

3.1	Second Amended and Restated Certificate of Incorporation of WMC Finance Co.

3.2	Bylaws of WMC Finance Co., as amended

4.1	Indenture, dated as of December 16, 2003, among WMC Finance Co. and JP Morgan Chase Bank, as Trustee

4.2	Form of Old Note (included as Exhibit 1 to Appendix of Exhibit 4.1)

4.3	Form of Exchange Note (included as Exhibit A to Exhibit 4.1)

4.4	Registration Rights Agreement, dated December 11, 2003, among WMC Finance Co. and the Initial Purchasers

5.1	Opinion of O’Melveny & Myers, LLP regarding the validity of the 11¾% Senior Notes due 2008 offered hereby

10.1	Master Repurchase Agreement, dated August 17, 2001, by and between Credit Suisse First Boston Mortgage Capital LLC and WMC Mortgage Corp., as amended

10.2	Second Amended and Restated Warehousing Credit and Security Agreement, dated October 31, 2003, by and between WMC Mortgage Corp. and Residential Funding Corporation, as amended

10.3	Amended and Restated Repurchase Agreement Governing Purchases and Sales of Mortgage Loans, dated March 18, 2003, between Lehman Brothers Bank, FSB and WMC Mortgage Corp.

10.4	Master Repurchase Agreement, dated September 22, 2003, by and between Merrill Lynch Mortgage Capital Inc. and WMC Mortgage Corp., as amended

10.5	Master Repurchase Agreement, dated April 18, 2002, by and between CDC Mortgage Capital Inc. and WMC Mortgage Corp., as amended

Exhibit Number	Exhibit Description

10.6

Stockholders’ Agreement, dated May 22, 1997, by and among Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P., Frank O’Bryan, Scott McAfee, Robert L. Rosen and WMC Finance Co.

10.7	Separation Agreement, dated February 17, 2003, by and between Scott McAfee and WMC Finance Co.

10.8	Separation Agreement, dated December 10, 2003, by and between James Walker and WMC Finance Co.
10.9	Offer Letter, dated August 19, 1999, between Mark Walter and WMC Finance Co.

10.10	Employment Agreement, dated September 25, 2003, between Daniel W. Porter and WMC Mortgage Corp., as amended

10.11	June 2003 Bonus Plan

10.12	December 2003 Bonus Plan

10.13	1997 Stock Incentive Plan

10.14	2000 Stock Incentive Plan

10.15	2003 Stock Incentive Plan

10.16	2002 Incentive Compensation Plan

12.1	Statement regarding computation of ratios

21.1	Subsidiaries of WMC Finance Co.

23.1	Consent of O’Melveny & Myers LLP (included in Exhibits 5.1)

23.2	Consent of KPMG LLP

24.1	Power of Attorney (included on the Signature Page to this Registration Statement)

25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of U.S. Bank, N.A., as trustee

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery

Item 22. Undertakings

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(b) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request; and

(c) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodland Hills, State of California, on February 11, 2004.

WMC FINANCE CO.

By:	/s/ DAVID B. TRZCINSKI
Name:	David B. Trzcinski
Title:	Executive Vice President, Chief Financial Officer and Treasurer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel W. Porter and David Trzcinski, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and any registration statement relating to the offering covered by this Registration Statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully so or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ DANIEL W. PORTER Daniel W. Porter	Chief Executive Officer and Director (chief executive officer)	February 11, 2004

/s/ DAVID B. TRZCINSKI David B. Trzcinski	Executive Vice President, Chief Financial Officer and Treasurer (chief financial and accounting officer)	February 11, 2004

/s/ MARC BECKER Marc E. Becker	Director	February 11, 2004

/s/ ERIC PRESS Eric Press	Director	February 11, 2004

/s/ LANCE MILKEN Lance Milken	Director	February 11, 2004

Signature	Title	Date

/s/ FRANK O’BRYAN Frank O’Bryan	Director	February 11, 2004

/s/ ROBERT ROSEN Robert L. Rosen	Director	February 11, 2004

/s/ MICHAEL WEINER Michael D. Weiner	Director	February 11, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Description

3.1	Second Amended and Restated Certificate of Incorporation of WMC Finance Co.

3.2	Bylaws of WMC Finance Co., as amended

4.1	Indenture, dated as of December 16, 2003, among WMC Finance Co. and JP Morgan Chase Bank, as Trustee

4.2	Form of Old Note (included as Exhibit 1 to Appendix of Exhibit 4.1)

4.3	Form of Exchange Note (included as Exhibit A to Exhibit 4.1)

4.4	Registration Rights Agreement, dated December 11, 2003, among WMC Finance Co. and the Initial Purchasers

5.1	Opinion of O’Melveny & Myers, LLP regarding the validity of the 11¾% Senior Notes due 2008 offered hereby

10.1	Master Repurchase Agreement, dated August 17, 2001, by and between Credit Suisse First Boston Mortgage Capital LLC and WMC Mortgage Corp., as amended

10.2	Second Amended and Restated Warehousing Credit and Security Agreement, dated October 31, 2003, by and between WMC Mortgage Corp. and Residential Funding Corporation, as amended

10.3	Amended and Restated Repurchase Agreement Governing Purchases and Sales of Mortgage Loans, dated March 18, 2003, between Lehman Brothers Bank, FSB and WMC Mortgage Corp.

10.4	Master Repurchase Agreement, dated September 22, 2003, by and between Merrill Lynch Mortgage Capital Inc. and WMC Mortgage Corp., as amended

10.5	Master Repurchase Agreement, dated April 18, 2002, by and between CDC Mortgage Capital Inc. and WMC Mortgage Corp., as amended

10.6

Stockholders’ Agreement, dated May 22, 1997, by and among Apollo Investment Fund III, L.P., Apollo Overseas Partners III, L.P., Apollo (U.K.) Partners III, L.P., Frank O’Bryan, Scott McAfee, Robert L. Rosen and WMC Finance Co.

10.7	Separation Agreement, dated February 17, 2003, by and between Scott McAfee and WMC Finance Co.

10.8	Separation Agreement, dated December 10, 2003, by and between James Walker and WMC Finance Co.

10.9	Offer Letter, dated August 19, 1999, between Mark Walter and WMC Finance Co.

10.10	Employment Agreement, dated September 25, 2003, between Daniel W. Porter and WMC Mortgage Corp., as amended

10.11	June 2003 Bonus Plan

10.12	December 2003 Bonus Plan

10.13	1997 Stock Incentive Plan

10.14	2000 Stock Incentive Plan

10.15	2003 Stock Incentive Plan

10.16	2002 Incentive Compensation Plan

12.1	Statement regarding computation of ratios

21.1	Subsidiaries of WMC Finance Co.

23.1	Consent of O’Melveny & Myers LLP (included in Exhibits 5.1)

23.2	Consent of KPMG LLP

24.1	Power of Attorney (included on the Signature Page to this Registration Statement)

25.1	Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of U.S. Bank, N.A., as trustee

99.1	Form of Letter of Transmittal

99.2	Form of Notice of Guaranteed Delivery